07053250

1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

PROCESSED

MAY 1 0 2007

THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED APR 3 0 2007 WASH, D.C. 161 SECTION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

4/02/07

For the Month of April 2007

MTR CORPORATION LIMITED

(地鐵有限公司)

(Exact Name of the Registrant as Specified in its Charter)

MTR Tower
Telford Plaza
33 Wai Yip Street
Kowloon Bay
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company's business, including its railway operations and property operations, such factors include, among others, the following:

- general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;
- the level of interest rates prevailing in Hong Kong;
- accidents and natural disasters;
- the terms on which the Company finances its working capital and capital expenditure requirements;
- the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;
- changes in the fares for the Company's services;
- competition from alternative modes of transportation;
- the Company's ability to complete property developments on time and within budget;
- fluctuation in property prices and competition from other property developments;
- the Company's relationship with the Government of the Hong Kong Special Administrative Region (the "Government");
- the Government's policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change);
- the Government's policies relating to property ownership and development, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change);
- the proposed rail merger involving the Company and the Kowloon-Canton Railway Corporation; and
- other factors beyond the Company's control.

EXHIBITS

Exhibit Number		Page
1.1	Annual report to shareholders relating to the Company's financial condition and results of operations for the fiscal year ended December 31, 2006.	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

Date: 4/30/07

By: ______________________________

Name: Lila Fong

Title: Legal Manager - Secretarial

地鐵公司
MTR Corporation











Annual report 2006

Operating network with future extensions


New Territories
Kowloon
Lantau Island
Hong Kong Island
Tsuen Wan
03
Tai Wo Hau
Kwai Hing
04
Kwai Fong
05
Lai King
Mei Foo
Lai Chi Kok
Cheung Sha Wan
Sham Shui Po
Kowloon Tong
Lok Fu
Wong Tai Sin
Diamond Hill
Choi Hung
24
Shek Kip Mei
Prince Edward
Mong Kok
07
Yau Ma Tei
Ho Man Tin
Whampoa
Kowloon Bay
06
Ngau Tau Kok
Kwun Tong
Lam Tin
Yau Tong
Po Lam
Hang Hau
22
Tseung Kwan O
23
Tiu Keng Leng
25
Tseung Kwan O South
Airport
AsiaWorld-Expo
Sunny Bay
Disneyland Resort
Tung Chung
01
Cable Car
Ngong Ping 360
Tsing Yi
02
Nam Cheong
Olympic
08
Kowloon
09
Jordan
Tsim Sha Tsui
Hong Kong
11
Tamar
Exhibition
Fortress Hill
16
North Point
Quarry Bay
17
Tai Koo
18
19
Sai Wan Ho
Shau Kei Wan
20
Heng Fa Chuen
Chai Wan
21
Tin Hau
15
Causeway Bay
Wan Chai
14
Admiralty
13
Central
12
Sheung Wan
10
Sai Ying Pun
University
Kennedy Town
Cyberport
Wah Fu
Aberdeen
South Horizons
Lei Tung
Wong Chuk Hang
Ocean Park

Legend

Station
Station with Depot
Interchange Station
Proposed Station
Proposed Interchange Station
Proposed Property Developments along Tseung Kwan O Line
Cable Car Ngong Ping 360

Existing network

- Airport Express
- Disneyland Resort Line
- Island Line
- Kwun Tong Line
- Tseung Kwan O Line
- Tsuen Wan Line
- Tung Chung Line

Projects in progress

- Tseung Kwan O South

Future extensions

- North Island Line
- Tseung Kwan O Line Extension

Extensions under study

- Kwun Tong Line Extension
- South Island Line (West)
- South Island Line (East)
- West Island Line

Properties developed by the Company

01 Tung Chung Crescent / Citygate / Citygate Novotel / Seaview Crescent / Caribbean Coast / Coastal Skyline
02 Tierra Verde / Maritime Square
03 Luk Yeung Sun Chuen / Luk Yeung Galleria
04 Sun Kwai Hing Gardens
05 New Kwai Fong Gardens
06 Telford Gardens / Telford Plaza I and II
07 Argyle Centre
08 Central Park / Island Harbourview / Park Avenue / Bank of China Centre / HSBC Centre / Olympian City One / Olympian City Two / Harbour Green
09 The Waterfront / Sorrento / The Harbourside / The Arch / Elements
10 Hongway Garden / Vicwood Plaza
11 One International Finance Centre / Two International Finance Centre / IFC Mall / Four Seasons Hotel / Four Seasons Place
12 World-wide House
13 Admiralty Centre / Fairmont House
14 Southorn Garden
15 Park Towers
16 Fortress Metro Tower
17 Kornhill / Kornhill Gardens
18 Felicity Garden
19 Perfect Mount Gardens
20 Heng Fa Chuen / Heng Fa Villa / Paradise Mall
21 New Jade Garden
22 Residence Oasis / The Lane
23 Central Heights / The Grandiose / The Edge
24 No. 8 Clear Water Bay Road
25 Metro Town

MTR Corporation at a glance

We adopt a "Rail and Property" business model whereby we work with developers to build key residential and commercial properties at stations and depots. We believe that an urban rail network creates a convenient living and commercial environment in which high quality communities can be developed, whose residents create patronage for the railway. This approach has been effective in developing and financing railways in Hong Kong and is now being emulated in other cities.


Railway operations

Business description

We operate an urban rail network serving Hong Kong that stretches 91 kilometres with 53 stations and deploys over 1,000 rail cars. With average weekday patronage over 2.5 million, MTR is one of the most intensively used systems in the world, known for its reliability, safety and efficiency.

2006 Highlights

- Exceeded all Performance Requirements under the Operating Agreement and Customer Service Pledges
- Completed platform screen door retrofit
- Record customer satisfaction levels for service quality and fares
- Independently ranked as the best value for money and best customer service in public transport services


Station commercial and other businesses

Business description

We leverage our railway assets and expertise into additional businesses, including rental of station retail units, advertising in trains and stations, telecommunication income, rail consulting and the Ngong Ping Cable Car and related facilities. We have also developed the Octopus card in which we retain a majority shareholding.

2006 Highlights

- Ngong Ping 360 opened and well received
- Retail zones of 11 stations renovated, and 32 new shops built
- New advertising products such as Real Time Projection Zone, advertising train and 6-sheet scrolling advertising panels strengthened market positioning
- Expansion of plasma network with new content


Property business

Business description

We develop mainly residential properties, in conjunction with property developers. We own investment properties, mainly shopping centres and offices, and manage our properties and others. Our investment portfolio includes six shopping centres and 18 floors of the Two IFC office tower.

2006 Highlights

- Tender of Package Two of Tseung Kwan O Area 86 awarded to a subsidiary of Cheung Kong (Holdings) Ltd
- The Edge, our 70% owned and our sixth shopping centre, completed and opened for business
- Tender of Area 56 of Tseung Kwan O awarded in February 2007 to a subsidiary of Sun Hung Kai Properties Ltd
- Ginza Mall in Beijing opened in January 2007


Overseas growth

Business description

We continue our strategy to grow overseas by investing in urban rail networks in the Mainland of China, and pursuing "asset-light" operating contracts in European markets that are deregulated or opening to new entrants.

2006 Highlights

- Concession, lease and financing agreements for Beijing Metro Line 4 signed, and construction programme on target
- Preparation works for Shenzhen Metro Line 4 in progress
- Our partnership with Laing Rail for the London Rail Concession entered the Best and Final Offer bidding stage
- Our joint venture bid with Swedish railway company SJ for the Öresundståg concessions in Sweden and Denmark submitted

Turnover


in HK$ billion
7.69
7.59
8.35
9.15
9.54
2002
2003
2004
2005
2006

Operating profit before depreciation (after property development profit)


in HK$ billion
7.77
9.12
9.10
11.25
11.02
2002
2003
2004
2005
2006

Total assets


in HK$ billion
101.1
102.4
106.7
113.7
120.4
2002
2003
2004
2005
2006

Chairman's letter



"We and our counterparts at KCRC have been working together to ensure as smooth an integration as possible on Day One of the merger. The merger is expected to yield synergies, while the travelling public will experience benefits"

Dear Stakeholders,

I am pleased to present to you the annual results of MTR Corporation for 2006, which continue the growth momentum of recent years.

For the year, the sound economy and our ability to leverage this through our proven "Rail and Property" model combined to increase our total revenue to HK$9,541 million, 4.2% higher than 2005, leading to an increase of 2.0% in operating profit before property development profit and depreciation. However, underlying profit, excluding revaluation gain on investment properties, decreased marginally by 2.9% to HK$5,962 million due to very strong property development profit recognised in 2005, the magnitude of which was not repeated in 2006. Including investment property revaluation, our net profit attributable to equity shareholders was HK$7,759 million and earnings per share were HK$1.41. Your Board of Directors has recommended a final dividend of HK$0.28, the same as in 2005.

For the year, three issues stand out which I would like to discuss: the proposed merger, our growth strategy and our continuing efforts towards ensuring sustainable growth.

Proposed merger

The proposed merger of MTR Corporation and Kowloon-Canton Railway Corporation (KCRC) has moved closer following the signing by the Company in April of a Memorandum of Understanding (MOU) with the Government of the Hong Kong SAR (Government) setting out the terms of the merger of the rail operations, together with the acquisition of a property package. The Rail Merger Bill was submitted to the Legislative Council (LegCo) in July, shortly followed by the first meeting of the LegCo Bills Committee on the bill. Should LegCo pass the bill, independent shareholders will then be invited to vote on the merger.

In the meantime, we and our counterparts at KCRC have been working together to ensure as smooth an integration as possible on Day One of the merger. The merger is expected to yield synergies, while the travelling public will experience benefits including lower fares and improved integration of the networks. To achieve these goals, we recognise the need to take account of the needs of staff and of the two different corporate cultures, and have worked assiduously not only to put in place the right structures, but to keep staff informed of progress throughout.

Growth strategy

The merger clearly forms a part of our strategy for growth, which covers both Hong Kong and overseas markets, where we will not only leverage the assets and skills we have, but invest in further expansion.

In Hong Kong, this year saw the commencement of the Ngong Ping 360 cable car service on Lantau Island, and the opening of our sixth shopping centre, The Edge in Tseung Kwan O. The former's teething problems notwithstanding, both attractions have performed well compared to original projections. We continue to explore network expansion opportunities in Hong Kong and maintain close discussions with Government on the proposed West Island Line as well as the South Island Line (East), both of which have been receiving considerable level of community support.

Outside of Hong Kong, in the Mainland of China, we signed the Concession Agreement for the Beijing Metro Line 4 project with the Beijing Municipal Government in April and are awaiting final approval on the Shenzhen Metro Line 4 project. At the same time, we are actively pursuing other opportunities in key cities such as Beijing, Shenzhen, Hangzhou, Wuhan and Suzhou. In Europe, meanwhile, our joint-venture with the UK's Laing Rail is now among the two remaining bidders for the London Rail Concession, while we are in partnership with Swedish railway company SJ bidding for concessions in Sweden and Denmark.

Sustainability

Inherent in our commitment to achieving growth is the aim to ensure that the growth is sustainable. We have a strategy in place that focuses on the four key areas of community, process, strategy and people, which when integrated with our cost optimisation and stakeholder engagement processes, will help to foster a sustainable competitive advantage for the Company.

In 2006, we officially adopted the MTR Corporation Climate Change Policy, which is modelled on the recently established policy of the International Union of Public Transport (UITP), whose Sustainable Development Commission we currently chair. Our climate change policy commits us to adapt to and mitigate the risks posed by climate change by becoming one of the most resource efficient and ecologically sustainable companies of our kind in the world. Through this initiative, we hope to make a leading contribution to the Action Blue Sky Campaign launched in July by the Chief Executive of the Hong Kong SAR.

Our efforts in sustainability have garnered increasing recognition internationally and during the year, we were ranked seventh amongst the 100 global corporate leaders in sustainability reporting in a Global Reporters 2006 survey undertaken by UK-based think tank, SustainAbility, in association with the United Nations Environment Programme and Standard & Poor's. Singled out for our reporting excellence, governance and business strategy, we were the only Asia-based corporation, the only transport organisation and one of the only two non-OECD companies amongst the leading ten companies named in the survey.

Locally, our various community schemes continued to reach out to people in need and the Company was awarded the Caring Company Logo for two consecutive years for 2005/06 and 2006/07 by the Hong Kong Council of Social Service. The "More Time Reaching Community" volunteering programme, launched in November 2005, has been a great success and has led to 81 community projects in 2006, addressing a wide variety of causes. In April, we co-organised the "MTR HONG KONG Race Walking 2006" together with the Hong Kong Amateur Athletic Association. The objective of this event is to encourage people to walk more as a form of daily exercise. It attracted 1,000 walkers in 14 categories, making it the largest event of its kind in Hong Kong, and raised over HK$1.2 million for the Hospital Authority's health education campaign. Our ability to make a difference to the lives of some of the less fortunate in our community through such programmes gives me great personal satisfaction and has allowed hundreds of Company employees to expand their horizons through their participation in such activities.

Finally, I would take this opportunity to thank my fellow Board Members, management and all staff of the Company for their efforts during the year in support of our objective of continued growth.

Raymond K. F. Ch'ien

Dr. Raymond Ch'ien Kuo-fung, *Chairman*
Hong Kong, 13 March 2007

CEO's review of operations and outlook



"Steady progress from all our recurring businesses enabled MTR Corporation to post good financial results in 2006… increased revenue by 4.2%… and operating profit before property development profit and depreciation by 2.0%"

Dear Stakeholders,

I am pleased to report that steady progress from all our recurring businesses enabled MTR Corporation to post good financial results in 2006. For the year, the Company increased revenue by 4.2% to HK$9,541 million, and operating profit before property development profit and depreciation by 2.0% to HK$5,201 million. Net profit attributable to shareholders, excluding revaluation of investment properties, decreased marginally by 2.9% to HK$5,962 million. The slight decrease in underlying profit was due to the very strong property development profit recognised in 2005, the magnitude of which was not repeated in 2006. Including investment property revaluation, net profit attributable to equity shareholders was HK$7,759 million. Corresponding earnings per share were HK$1.08 before investment property revaluation and HK$1.41 after such revaluation. The Board, after considering the cash requirements of the proposed rail merger with Kowloon-Canton Railway Corporation (KCRC), has recommended a final dividend of HK$0.28, which when combined with the interim dividend of HK$0.14, brings the full year dividend to HK$0.42.

In April 2006, the Company signed a Memorandum of Understanding (MOU) with the Government of the Hong Kong SAR (Government) with regard to the proposed rail merger with KCRC. The year also saw our growth strategy taking root with the signing of the Concession Agreement for the Beijing Metro Line 4 (BJL4) project after approval from the Central Government.

Operational review

Hong Kong railway operations

For the year, total patronage on the MTR Lines and Airport Express increased by 1.1% to 876 million.

Patronage on the MTR Lines increased by 1.0% to 867 million. Our overall market share of the total franchised public transport market was maintained at 25%. Cross-harbour market share was also broadly unchanged at 61%. Patronage on the Airport Express increased by 12.8% to 9.6 million, mainly due to the opening of the AsiaWorld-Expo (AWE) Station in December 2005. Airport Express' estimated market share of passengers travelling to and from the airport increased from 22% in 2005 to 23%.

Competition in the public transport sector remained intense and after a strong first quarter of patronage growth, the effect of the Football World Cup, when many people stayed at home, led to softened demand in the second quarter. However, in the second half of the year patronage growth on the MTR Lines resumed. The full year increase in patronage benefited from a full year contribution from the Disneyland Resort Line (DRL), which entered service in August 2005, and from the AWE Station, which opened in December 2005. The reduction in certain bus fares as a result of the introduction of their new fare adjustment mechanism during the year had little impact on our businesses, as such reduction applies mainly to travellers from outlying areas not directly served by our network.

Average fare revenue per passenger on MTR Lines increased from HK$6.67 in 2005 to HK$6.82, due to the full-year effect of both changes in certain promotion programmes and the opening of DRL operations.

Despite rising costs, our rail operations achieved improved financial results. Hong Kong's economic growth has fed into wage pressure, which we were able to offset through increased efficiency.

As in previous years, patronage was underpinned by MTR's high performance standard and service quality. Our customer service performance continued to surpass both the Government's minimum requirement under the Operating Agreement, and our own more stringent Customer Service Pledges. During the year, MTR passenger journeys on time and train service delivery were both at 99.9%, while Service Quality Index, based on customer satisfaction surveys, for the MTR Lines and Airport Express registered 71 and 81 respectively on a 100-point scale. We also maintained our leading position in the 12-member Community of Metros (CoMET) benchmarking report in areas of customer service, service reliability and cost efficiency.

We continued to invest not only in expansion of the network, but in service quality and efficiency to meet the ever changing expectations of the travelling public. The programme to retrofit platform screen doors at all 74 platforms of our underground stations was completed in the first half of 2006, and three new pedestrian links were added to improve access at Choi Hung, Kwai Fong and Tiu Keng Leng stations. We commissioned three new trains on the Tung Chung Line to increase train frequency and replaced the motor alternator sets on 78 trains on MTR Lines with the state-of-the-art static inverters. We also launched a major project to install noise barriers on sections of the Tung Chung Line to minimise the noise impact to nearby residents from the increased train frequency, and a new rail replacement programme to progressively upgrade the rail infrastructure on the Kwun Tong and Tsuen Wan lines, designed to improve ride quality and service reliability.

Our efforts to market the rail network again achieved results. A "Ride 10 Redeem Hello Kitty Stamps" promotion not only generated additional patronage but also contributed to income as the stamps became a collectible item. Innovation was again to the fore, as we launched our first game, the Happy Index Promotion, and two TV projects, a tailor-made game show and sponsorship of a situation comedy, which successfully reinforced perceptions of our customer service.

On Airport Express, the increasingly popular Airport Express "Ride to Rewards" loyalty programme was enhanced with the additional option of award points from the Dragonair VISA card. We also made efforts to expand the reach of the programme by offering it to shareholders. To attract more local leisure travellers, fare promotions including discounts on return journeys and free rides for children using Child Octopus card were offered during festive seasons. Overseas passengers, meanwhile, were offered fare discounts on tourist products through a partnership with the Hong Kong Tourism Board and the UnionPay Discover Hong Kong Club. An advertising campaign was launched to increase awareness of the newly opened AWE Station.

The Company's marketing, branding and passenger awareness efforts achieved considerable external recognition during the year. We won the "Top Ten Most Popular TV Commercials Award" and "Most Impressive TV Commercial" in the 12th Annual Most Popular TV Commercial competition held by ATV. The Company took the "Prime Awards for Brand Excellence 2006 – Transport Services" award given by *Prime Magazine*, and the "Hong Kong Brands – Classic" award jointly presented by *East Week* magazine and Sing Tao Publishing. In addition, MTR Corporation's print campaign on train boarding safety was named one of Hong Kong's Top Ten Print Advertisements in the "Metro Global Print Awards 2006" organised by *Metropolis Daily*.

MTR was ranked as the best value for money and best customer service provider amongst all public transport services in Hong Kong, based on the "Public Transportation Study" conducted in June by an independent research agency.

Station commercial and other businesses

Our station commercial and other businesses again saw solid growth during the year as we continue to leverage our rail assets and expertise, resulting in revenue increasing 3.3% to HK$1,606 million. In 2005, there was a one-off income from termination of a telecommunication agreement; excluding this one-off item and another similar, albeit much smaller one-off item in 2006, revenue from our station commercial and other businesses would have increased by 8.0% from last year.

"Total patronage increased to 876 million"

"Station commercial and other businesses saw solid growth as we continue to leverage our rail assets and expertise"

In advertising, revenue grew 4.7% to HK$534 million as we continued to set the pace in outdoor advertising in Hong Kong through an expanded plasma network and innovation in formats, which included "Real-Time Projection Zones" and a new advertising train – the "Spectacular Mobile Showcase". Airport Express meanwhile saw the introduction of a new multimedia system that offers more flexibility to advertisers.

Station kiosk rental revenue grew 13.7% to HK$391 million. Station commercial space totalled 16,867 square metres at year end with the completion of 11 additional stations under the station renovation programme. This brings to 38 stations that have been renovated in this programme since 2001. We also added 32 new shops and 15 new brands to our station commercial business.

Telecommunications revenue declined by 22.5% to HK$259 million, due to the one-off items mentioned earlier. Excluding the one-offs, such revenue would have decreased marginally by 3.2% due to the continued erosion of 2G mobile telephone revenue by less profitable 3G usage. TraxComm, however, continued to expand its optical fibre business and at year-end its optical fibre network covered 40 locations.

2006 saw an encouraging start to operations for Ngong Ping 360, which is owned by the Company and operated by Skyrail-ITM (Hong Kong) Ltd (Skyrail). Since its opening in September, the cable car and associated theme village have proven very popular, generating revenue of HK$64 million as at the end of 2006. This new tourist attraction has now received over 1 million local and overseas visitors to date. Despite some teething problems, it has operated, by international standards for cableway systems, at a high level of reliability. The Company has worked closely with Skyrail to seek continuous improvement so as to make Ngong Ping 360 a "must see" tourist attraction in Hong Kong.

In external consultancy, in line with our strategy to focus on key cities that could lead to investment opportunities, revenue declined 5.7% to HK$199 million. In the Mainland of China, we successfully concluded a number of contracts, progressed our project management consultancy work on Shanghai Metro Line 9 and signed major new contracts in Beijing and Chengdu. In Hong Kong, the project to construct an Automated People Mover System to connect the Hong Kong International Airport to SkyPlaza and the SkyPier saw good progress. In Taiwan, the Company was awarded a three year contract with the Kaohsiung Rapid Transit Corporation and a two year contract with the Taiwan High Speed Rail Company. We also secured consultancy assignments in Dubai and the UK.

Octopus Holdings Limited, in which we hold a 57.4% stake, increased its contribution to the Company's profit by 70% to HK$68 million, with cards in circulation rising to 14.7 million while average daily transactions increased by 13.3% to HK$73.3 million.

Hong Kong extension projects

In Hong Kong, we continue to pursue new railway extension projects with a view to maintaining our growth in the local market.

We completed the preliminary design study on the West Island Line in 2006 and submitted a project proposal to the Government's Environment, Transport and Works Bureau. Negotiations with Government on the implementation plan and funding support have continued throughout the year. The project continues to enjoy strong community support.

Our proposal for the South Island Line (East) remains with Government for consideration.

Works to improve the connectivity to our stations continue. The new departure platform connecting the Airport Express with SkyPlaza, which houses the second terminal of the Hong Kong International Airport, was opened in February 2007. The Queensway Subway linking Admiralty Station with Three Pacific Place was also opened in February 2007. Elsewhere, work is expected to begin on a new pedestrian subway at Lai Chi Kok Station in the first quarter of 2007, while other new pedestrian links are under consideration at Prince Edward, Causeway Bay, Tsim Sha Tsui, Kwai Hing, Kowloon Bay, Choi Hung, Sheung Wan and Olympic stations.

Property businesses

The Hong Kong property market was steady in 2006, benefiting our property development business.

Profit for the year from property developments was HK$5,817 million. During 2006, profit recognised from Airport Railway projects included mainly deferred income recognition, in line with construction progress, at Harbour Green (Olympic Package Three), Coastal Skyline and Caribbean Coast (respectively, Tung Chung Packages Two and Three) and fit out works at Elements, together with sharing in kind on receipt of an additional gross floor area of 7,609 square metres of this shopping centre. Along the Tseung Kwan O Line, development profit came primarily from surplus proceeds from Central Heights (Area 57a), Metro Town (Tiu Keng Leng Phase 1) and The Grandiose (Area 55b).

With residential property prices stabilising, sales and pre-sales during the year saw steady progress both along the Airport Railway, including flats at Harbour Green and La Rossa in Coastal Skyline, as well as, at Le Point, The Grandiose and Central Heights in Tseung Kwan O.

The year also saw property tender activity, with the award in January of the tender of Package Two of Tseung Kwan O Area 86 to Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited. For this package, MTR Corporation extended a HK$4 billion interest free loan to the developer in return for an increased sharing in kind of the development.

In January 2007, tenders were invited for Area 56 of Tseung Kwan O with the award in February 2007 to Lansmart Ltd, a subsidiary of Sun Hung Kai Properties Ltd. The proposed development will be a mixed-use project comprising hotel, office, residential, commercial and car parking accommodations with a total gross floor area of not more than 168,537 square metres.

Total revenue from property investment and property management increased by 7.3% to HK$1,412 million.

Revenue from property investment increased by 6.8% to HK$1,263 million as shopping centre rental rates moved higher, and the portfolio remained fully let except for small areas of Luk Yeung Galleria that were repossessed for renovation work. MTR Corporation's total investment property portfolio as at end of 2006 was 174,916 square metres, being the total lettable floor area attributable to the Company.

One new shopping centre was added to the MTR Corporation's portfolio, taking the total to six, with an aggregate lettable floor area of 119,619 square metres attributable to the Company. The Edge, 70% owned by the Company, with a lettable floor area of 7,683 square metres, opened at Tseung Kwan O Station in November. Later in 2007 the portfolio will be joined by Phase 1 of Elements, our upscale mall with gross floor area of 82,750 square metres at Kowloon Station. This development is scheduled for opening by the end of 2007 and about 90% of the retail space has already been committed to date. In addition, our wholly owned wet market in Tung Chung as well as the 51% owned Choi Hung Park n' Ride Carpark opened during the year.

We continued to enhance the retail environment of our shopping centres through renovations and well planned marketing campaigns. In 2006, the major renovation programme at Telford Plaza I was completed in December and the Heng Fa Chuen wet market re-opened in August, following renovation works. Competition in this sector is expected to intensify in the coming years as many new shopping centres are expected to open.

Revenue from property management recorded strong growth of 12.0% to HK$149 million. Our property management business added 4,518 residential units to the portfolio, bringing the total number of residential units managed by the Company to 58,876 at year end. In addition, 16,546 square metres of commercial properties were added, bringing to 582,073 square metres the total area of commercial and office space under MTR Corporation's property management.

In the Mainland of China, following extensive re-decoration and re-positioning, the Ginza Mall, a shopping centre with a lettable floor area of 19,349 square metres situated in the Dong Cheng district of Beijing, was opened in January 2007 with close to 90% of its shops let. Three new property management contracts for luxury office/commercial developments in Beijing's central business district were signed during the year with SOHO China Ltd.

Merger

One of the most significant events for the Company in 2006 was the signing in April of the MOU with the Hong Kong SAR Government, setting out the terms for the proposed rail merger with KCRC, together with the acquisition of a property package.

The signing of the MOU marked a milestone for railway development in Hong Kong. The merger package carefully balances the interests of our stakeholders and, if completed, would be value accretive to the Company. For the travelling public, the merger will bring immediate reduced fares and better integration of the two rail networks.

The merger requires the passage of a Rail Merger Bill as well as approval by our independent shareholders. The Rail Merger Bill was submitted to the Legislative Council (LegCo) of Hong Kong SAR by the Government on 5 July 2006 and is currently under deliberation. Should LegCo approve the bill, the proposal will become effective only after obtaining approval from independent shareholders.

While the approval processes are being progressed, various integration committees and working groups at all levels of the two rail companies have been working strenuously as one team to ensure that a high level of integration is achieved on Day One of the merger, so that the travelling public will benefit from immediate fare reductions.

Overseas growth

Expansion into overseas markets is part of our growth strategy. As noted before, our strategy overseas is to pursue metro investment opportunities in the Mainland of China, while pursuing "asset light" railway operating franchises in Europe.

Mainland of China

In the Mainland of China, the most significant event of 2006 was the signing in April of the Concession Agreement for the RMB15.3 billion BJL4 project with the Beijing Municipal Government, which marked our overseas growth strategy taking root. Approximately RMB4.6 billion, or 30% of the total cost, is being borne by a Public-Private Partnership (PPP) company which is 49% owned by MTR Corporation, 2% by Beijing Infrastructure Investment Co. Ltd. and 49% by Beijing Capital Group. The balance of the capital cost will be funded by the Beijing Municipal Government. Under the Concession Agreement, the PPP company will invest in the electrical and mechanical railway systems and the rolling stock, and operate the line for 30 years. With the business licence now granted and the Concession Agreement, Lease Agreement and Financing Agreement all signed, work has moved on rapidly. Contracts for the rolling stock, signalling and automatic fare collection systems have already been awarded, and 23 of the 24 stations are now under construction. Construction is expected to be completed by 2009.

In Shenzhen, we await final approval from the National Development and Reform Commission on the RMB6 billion Shenzhen Metro Line 4 project which incorporates the "Rail and Property" model. This follows our signing in 2004 of the Agreement in Principle and initialling in 2005 of the Concession Agreement with the Shenzhen Municipal Government to build Phase 2 of the line and to operate Phases 1 and 2 for 30 years. Related utilities diversion and land resumption have begun. Initial preparatory work is near completion and civil work is ready to begin.

While making progress on these projects, we have been pursuing similar projects in key cities such as Shenzhen, Beijing, Hangzhou, Wuhan and Suzhou.

Europe

In January 2007, our joint bid with Laing Rail for the London Rail Concession (LRC) entered the final stages of the selection process as one of two remaining bidders and we expect the result by mid 2007. The LRC currently serves 60 stations over 60 route miles in the Greater London region, and carries approximately 23 million passengers per year. In February 2007, in joint venture with Swedish railway company SJ, we also submitted a bid for the Öresundståg concessions in Sweden and Denmark.

Financial review

The Company continued to achieve good financial performance in 2006. Fare revenue for the MTR Lines increased by 3.3% from 2005 to HK$5,911 million, while that for Airport Express increased by 9.1% to HK$612 million. Non-fare revenue from station commercial and other businesses as well as property rental and management activities grew by 5.1% to HK$3,018 million. Excluding the one-off income from telecommunication, the increase in non-fare related revenue would have been 7.7%. As a result, total revenue in 2006 was HK$9,541 million, an increase of 4.2% from 2005.

Operating costs in 2006 amounted to HK$4,340 million, an increase of 7.1% from 2005, mainly attributable to an increase in expenses relating to non-fare business activities in line with their business growth, as well as project studies and new business development in the Mainland of China and Europe. Operating profit from railway and related businesses before depreciation in 2006 therefore increased by 2.0% from 2005 to HK$5,201 million while operating margin declined from 55.7% to 54.5%

"The merger package carefully balances the interests of our stakeholders and would be value accretive to the Company"

"In the Mainland of China, the most significant event of 2006 was the signing of the Concession Agreement for the RMB15.3 billion Beijing Metro Line 4 project"

Profit from property development amounted to HK$5,817 million, mainly comprising surplus proceeds from developments along the Tseung Kwan O Line and deferred income recognition and the receipt of an additional gross floor area of 7,609 square metres of the Elements. This was a reduction of 5.3% from property development profit recognised in 2005 of HK$6,145 million. Depreciation charge was maintained at a similar level to 2005, at HK$2,674 million while net interest expense increased by 2.7% to HK$1,398 million mainly due to an increase in interest rates. Excluding investment property revaluation, net profit after tax from underlying businesses was HK$5,962 million, or HK$1.08 per share, slight decreases of 2.9% and 4.4% respectively from 2005. After accounting for the revaluation of investment properties, reported earnings attributable to the shareholders of MTR Corporation for 2006 were HK$7,759 million with earnings per share of HK$1.41.

The Company's cash flow position remained strong during the year with net cash inflow of HK$5,400 million generated from recurring businesses and HK$4,400 million of cash receipts from property developers and purchasers. After payments for capital expenditure, interest expenses, changes in working capital and dividend payments, the Company recorded positive cash flow of HK$3,866 million for the year, before a one-off interest-free loan of HK$4,000 million provided to a property developer. After this one-off loan advance, there was a cash deficit of HK$134 million which was financed by increase in debt of HK$94 million and drawdown of cash balances of HK$40 million.

The Financial Secretary Incorporated ("FSI") has committed, for dividends declared relating to financial years up to 31 December 2006, to receive all or part of its entitlement to such dividends in the form of shares (where a scrip dividend is offered by the Company) to the extent necessary to ensure that a maximum of 50% of the Company's total dividend will be paid in cash. FSI has agreed to extend this commitment to dividends declared in respect of each of the three financial years ending 31 December 2009.

People

We have continued our effort to retain and develop high calibre individuals to align with the development of our growth strategy.

The pay-for-performance culture was reinforced through an effective reward mechanism, more attractive remuneration packages and career progression for young professional talents. At the same time, we continued to stress the importance of achieving a work / life balance through education on this topic and provision of a 24-hour hotline counselling service for staff and their families.

We have always regarded people as our most valuable asset. The dedication and professionalism of our staff have always been the foundation of MTR Corporation's success. The proposed rail merger with KCRC represents a significant step for the Company. It is of critical importance that we keep our people informed of the process and to consult them on matters that may affect their future. Tremendous effort was therefore put into communicating with staff about the proposed merger, beginning with some 60 communication sessions held in April. Since then, staff has been kept abreast of progress through various channels, including a video and letters from myself and my colleagues, small group briefings, a merger hotline and email. In addition, a special merger newsletter has been published jointly by MTR Corporation and KCRC. We have also worked hard during the year to align human resource functions, work cultures and practices between the two companies.

Training initiatives in 2006 included those focusing on safety and customer service, and were delivered through many channels, including e-learning. Company apprentices gained Outstanding Apprentices/Trainees Awards from the Vocational Training Council, while trainers successfully acquired China's National Enterprise Trainer Qualification.

"Finally, I would like to take the opportunity to thank my fellow directors and all of our staff for their support during the year. They are the heroes of MTR"

During the year, we have undertaken three major initiatives to develop management talents in order to meet future requirements of the Company. These initiatives are designed for capable staff with high potential at various levels in the organisation. They are selected through a rigorous process, and are offered individualised programmes which include academic or professional training, cross functional placements and planned career movements. The People Development Initiative provides opportunities to executives and senior managers. The Executive Associate Scheme is designed to develop young managers with high potential. The Graduate Trainee Programme expands its activities to top university graduates in the Mainland of China and overseas, in addition to Hong Kong.

During the year we established a designated HR team specifically to support our colleagues working overseas as part of our overseas growth strategy. A "Stay-in-touch Employee Care & Communication Programme" was launched to enhance communication with our staff working outside Hong Kong.

Outlook

Barring any major external shocks, we hold a positive view on economic conditions in Hong Kong in 2007.

Our rail business should benefit from the expected economic growth. However, this growth may slow in 2007 as a result of continued intense competition and no fare increases for 24 months from April 2006 as part of the merger MOU. Our station commercial and other businesses will also benefit from the positive economic condition as well as the full year impact of Ngong Ping 360. However, the telecommunications business will continue to face challenges with the migration of 2G users to 3G, which carries less attractive commercial returns to the Company.

In our property businesses, the property investment and management businesses will benefit from the opening of Ginza Mall in Beijing, the expected opening of the Elements shopping centre in Kowloon Station towards the end of 2007, and the full year impact of The Edge. However, it should be noted that new shopping centres generally achieve lower margins than established centres in their initial years of operations. Renovation work will be undertaken at the Luk Yeung Galleria in 2007.

Property developments along both the Airport Railway and Tseung Kwan O Line should continue to contribute to profit in 2007. Along the Airport Railway, deferred income will be recognised in accordance with construction progress and pre-sales. Given current market conditions, we expect the balance of property deferred income to be recognised over the next two years with a large portion of this balance being recognised in 2007. Also along the Airport Railway, depending on pre-sales, there will be surplus proceeds recognised from Harbour Green at Olympic Station. Along the Tseung Kwan O Line, depending on the timing of issuance of Occupation Permit, surplus proceeds will be booked from Le Point at Tiu Keng Leng Station. As I noted last year, in accordance with the Development Agreement and our accounting policy, costs relating to Le Point have already been accounted for when we booked profit from Metro Town (Tiu Keng Leng Phase 1) in 2006.

Finally, I would like to take the opportunity to thank my fellow directors and all of our staff for their support during the year. They are the heroes of MTR.



C K Chow, *Chief Executive Officer*
Hong Kong, 13 March 2007

Key figures

	2006	2005	% Increase/ (Decrease)
Financial highlights *in HK$ million*			
Revenue			
– Fare	**6,523**	6,282	3.8
– Non-fare	**3,018**	2,871	5.1
Operating profit from railway and related businesses before depreciation	**5,201**	5,101	2.0
Profit on property developments	**5,817**	6,145	(5.3)
Operating profit before depreciation	**11,018**	11,246	(2.0)
Profit attributable to equity shareholders	**7,759**	8,450	(8.2)
Profit attributable to equity shareholders (excluding change in fair value of investment properties and related deferred tax)	**5,962**	6,140	(2.9)
Total assets	**120,421**	113,666	5.9
Loans, obligations under finance leases and bank overdrafts	**28,152**	28,264	(0.4)
Total equity attributable to equity shareholders	**76,767**	69,875	9.9
Financial ratios *in %*			
Operating margin	**54.5**	55.7	(1.2)% pt.
Debt-to-equity ratio	**36.7**	40.4	(3.7)% pt.
Return on average equity attributable to equity shareholders	**10.6**	12.8	(2.2)% pt.
Return on average equity attributable to equity shareholders (excluding change in fair value of investment properties and related deferred tax)	**8.1**	9.3	(1.2)% pt.
Interest cover *in times*	**6.7**	7.6	(0.9) time
Interest cover (excluding impact of change in fair value of derivative instruments) *in times*	**6.7**	7.5	(0.8) time
Share information			
Basic earnings per share *in HK$*	**1.41**	1.55	(9.0)
Basic earnings per share (excluding change in fair value of investment properties and related deferred tax) *in HK$*	**1.08**	1.13	(4.4)
Dividend per share *in HK$*	**0.42**	0.42	–
Share price at 31 December *in HK$*	**19.56**	15.25	28.3
Market capitalisation at 31 December *in HK$ million*	**108,531**	83,598	29.8
Operations highlights			
Total passenger boardings			
– MTR Lines *in millions*	**866.8**	858.0	1.0
– Airport Express *in thousands*	**9,576**	8,493	12.8
Average number of passengers *in thousands*			
– MTR Lines *weekday*	**2,523**	2,497	1.0
– Airport Express *daily*	**26.2**	23.3	12.8
Fare revenue per passenger *in HK$*			
– MTR Lines	**6.82**	6.67	2.2
– Airport Express	**63.85**	66.09	(3.4)
Proportion of franchised public transport boardings *in %*			
– All movements	**25.0**	25.2	(0.2)% pt.
– Cross-harbour movement	**60.9**	61.2	(0.3)% pt.
Proportion of transport boardings travelling to/from the airport *in %*			
– Airport Express	**23**	22	1% pt.

Key events in 2006

January

The Company announced the award of the **Tseung Kwan O Area 86 Package Two Development** to Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited.

A 10-member **Customer Care Team** was formed to patrol MTR trains and station platforms to promote safe and courteous behaviour.

February

A train door safety campaign was launched to urge passengers to take more care when boarding MTR trains.

Caring Company award


caringcompany

The Company was awarded the "Caring Company Logo 2005/06" by the Hong Kong Council of Social Service.

March

Faster connection



The MTR Park & Ride Public Carpark above Choi Hung Station was opened for public use on 11 March, together with a new subway and entrance connecting to the carpark.

April

Proposed merger



The Company signed a Memorandum of Understanding (MOU) with the Government on 11 April, setting out the terms of the proposed merger of the rail systems of the Company and KCRC, together with the acquisition of a property package.

Beijing MTR Corporation Limited signed the **30-year Concession Agreement for Beijing Metro Line 4** with the Beijing Municipal Government on 12 April.

Charity walk



1,000 walkers participated in the **MTR HONG KONG Race Walking 2006** jointly organised by MTR Corporation and the Hong Kong Amateur Athletic Association on 9 April, raising more than HK$1.2 million for the Hospital Authority's health education campaign.

On 27 April, the Company announced it would follow the spirit of the Government's **"wage protection"** policy for cleaning workers and security guards for future contract awards.

On 28 April, the Company signed an MOU with Beijing Municipal Government to conduct feasibility studies for investment, construction and operation of the **Beijing Metro Line 4 Extension, or Daxing Line.**

In recognition of its contribution to enhancing the quality of life in Hong Kong through high service standards, the Company won the **"Quality Living Award Hong Kong 2006 – Public Transportation"** presented by *East Week* magazine for the second consecutive year.

The Company's 2005 TV Commercial won the **"Top Ten Most Popular TV Commercials Award" and "Most Impressive TV Commercial"** in The 12th Annual Most Popular TV Commercial competition organised by ATV.

May

Architecture award



Sunny Bay Station on the Disneyland Resort Line won a prestigious "Hong Kong Institute of Architects Merit Award" for its outstanding architecture.

The Company's Sustainability Report 2004 was named one of the **Best Sustainability Reports** by the ACCA Hong Kong, for the fourth year in a row.

A new station entrance at Kwai Fong Station platform connecting to a public footbridge and the shopping mall of Metroplaza was opened for public use on 24 May.

June

The construction contract for **Tseung Kwan O South Station** was awarded on 9 June. Serving the Area 86 property development, it is scheduled to open in 2009.

The Company's **"We serve from the heart"** campaign was launched on 20 June, demonstrating our commitment to customer service.

MTR's customer service gained the Company the **"Top Service Award 2006" – Public Transport Category** presented by *Next Magazine*, for the eighth consecutive year.

An innovative advertising train – **"Spectacular Mobile Showcase"** – made its debut, offering a new advertising platform for advertisers.

July

The Government introduced the **Rail Merger Bill** into the Legislative Council on 5 July, an important step forward in the merger process.

Escalator safety campaign



The annual **"MTR Escalator Safety Campaign"** was launched with a new television advertisement promoting escalator safety.

Sunny Bay Station's outstanding contribution to the environment won it the first **"Green Building Award"** in Hong Kong, organised by the Professional Green Building Council.

The Company's print campaign on train boarding safety was voted as one of **Hong Kong's Top Ten Print Advertisements** in the "Metro Global Print Awards 2006" organised by *Metropolis Daily*.

Dr. Raymond Ch'ien Kuo-fung was reappointed as Chairman of the Company from 21 July 2006 until 31 July 2007.

August

The West Island Line moved a step closer as the Company submitted an updated proposal on 31 August in response to the Government's decision to proceed with its detailed planning and preparation.

September

Ngong Ping 360, the biggest cableway in Asia, developed and financed by the Company, opened to the public on 18 September.

MTR service was once again ranked top among local transport operators by the Hong Kong public, according to a survey by the Democratic Alliance for the Betterment of Hong Kong.

To enhance hygiene levels in MTR, the Company applied a powerful non-toxic disinfectant coating using **nano technology** to surfaces that customers commonly touch.

The Company was awarded the **"Prime Awards for Brand Excellence 2006 – Transport Services"** by *Prime Magazine*.

October

The **"Loving Heart Campaign"** was launched to encourage passengers to offer their seats inside trains to people in need.

November

Accessible new entrance



A new entrance at Tiu Keng Leng Station was opened for public use on 27 November, providing a weatherproof walkway to Ocean Shores and Choi Ming Shopping Centre via Metro Town.

The annual **MTR Safety Month** was held to promote safety amongst passengers whilst travelling on MTR, focusing on escalator and train door safety.

To support **Senior Citizens' Day,** on 19 November the Company offered free rides on all MTR journeys (excluding Airport Express) to Elderly Octopus cardholders.

To support **International Disabled Day,** the Company offered free rides on all MTR and Airport Express journeys for disabled people on 26 November.

Official visit



Mr. Wang Qishan (first right), Mayor of the Beijing Municipal Government, and his delegation visited the Company on 13 November.

Official opening



The Edge, our majority owned sixth shopping centre, held its official opening ceremony on 26 November.

The **shopping centre** at Tiu Keng Leng Station was sold to a subsidiary of Cheung Kong (Holdings) Ltd.

December

The Company was awarded the **"Hong Kong Brands – Classic"** by *East Week* magazine and Sing Tao Publishing in recognition of its excellent performance.

Mr. C K Chow renewed his contract as Chief Executive Officer of the Company for a further three years from 1 December 2006 to 30 November 2009.

On 8 December, the Company signed a **Letter of Intent** with Hangzhou Municipal Government covering potential investment in the **Hangzhou Metro Line 1** project.

A record 2.94 million passengers rode on MTR on 22 December, the highest number of passenger trips recorded on a single, regular service day.

The increase in patronage reflected our expanding railway network in Hong Kong, with a full year contribution from the Disneyland Resort Line and the AsiaWorld-Expo Station



MOVING FORWARD



MAIN IMAGE *Patronage on MTR Lines hit another record*

LEFT *Levels of customer satisfaction remained high*



Total fare revenue from MTR Lines and Airport Express for 2006 increased by 3.8% to HK$6,523 million. Fare revenue was driven higher by further growth in patronage from both economic expansion and the full year impact of the opening of the Disneyland Resort Line (DRL) and the AsiaWorld-Expo (AWE) Station. The increase was also supported by higher average fares for the MTR Lines, due to the full year effect of changes in certain promotional schemes in 2005 and the positive impact on average fares from the DRL.

Patronage

For 2006, total patronage on the MTR Lines reached another record of 867 million, a 1.0% increase over the 858 million recorded in 2005. Average weekday patronage increased by 1.0% to 2.5 million. Our share of the total franchised public transport market remained stable at 25%. Our share of cross-harbour traffic was also stable, at 61%. Fare revenue from MTR Lines rose to HK$5,911 million, 3.3% higher than the HK$5,721 million reported in 2005.

Passenger volume on the Airport Express rose 12.8% to 9.6 million in 2006, as the number of air travellers using Hong Kong International Airport continued to rise and the AWE Station that opened in December 2005 attracted more passengers. Average daily patronage rose 12.8% to 26,200 from 23,300 in 2005, and Airport Express' estimated market share of passengers travelling to and from the airport (excluding those travelling to and from the AWE Station) rose to 23% from 22% in 2005. For the year, fare revenue from Airport Express increased by 9.1% to HK$612 million.


香港
Hong Kong
EXIT

LEFT *Friendly and professional station staff serve customers from the heart*

Service promotions

One of our strengths is the effectiveness of the Company's service promotions, which raises awareness of the Company's service quality as well as supporting incremental growth in patronage.

In 2006, a number of very successful campaigns were launched. During July and September, the "Ride 10 Redeem Hello Kitty Stamps" promotion not only generated 1.2% additional patronage, but also contributed income as the stamps became a much sought-after collectible item.

In May we launched the Happy Index Promotion, which attracted over 20,000 users a day. This innovative approach also saw two TV projects during the year, a game show and sponsorship of a situation comedy, which were jointly produced with TVB Jade. These programmes helped reinforce perceptions of our customer services.

To engage MTR Club members, we conducted surveys throughout the year to solicit their suggestions and opinions. We treasure their input and advice as they are long term supporters of our service.

For the Airport Express, the increasingly popular Airport Express "Ride to Rewards" loyalty programme aimed at business travellers was enhanced with the additional option of award points from the Dragonair VISA.

To attract more local leisure travellers to the Airport Express, fare promotions including discounts on return journeys and free rides for children using Child Octopus card were offered during festive seasons. Overseas passengers, meanwhile, were offered fare discounts on tourist products through a partnership with the Hong Kong Tourism Board and the UnionPay Discover Hong Kong Club.

Passengers and fares

MTR again achieved record patronage and average fares also rose, yielding a 3.8% increase in fare revenue.


9
8
7
6
5
4
3
2
1
900
800
700
600
500
400
300
200
100
876
6.52
7.28
7.06
7.05
7.25
7.44
2002
2003
2004
2005
2006
Number of passengers million (right scale)
Fare revenue HK$ billion (left scale)
Average fare HK$

Fare trend

In recent years, MTR fares have consistently lagged wage growth but were in line with the long-term changes in consumer prices in Hong Kong.


Index
1,200
1,000
800
600
400
200
HK payroll index (avg. 8.91% growth p.a)
Consumer price index (A) (avg. 4.99% growth p.a)
MTR system average fare (avg. 5.11% growth p.a)
1980
1985
1990
1995
2000
2006

An advertising campaign to increase awareness of the newly opened AWE Station was launched in July. This was supported by special arrangements with event organisers to help their participants get to the venue using the Airport Express.

Promoting patronage through improved connectivity with other modes of transport remains important to maintaining market share, and during the year seven more feeder bus routes offering inter-modal fare discounts were added, bringing the number to 32 in total. We also introduced four new adult Octopus card holder fare saver machines, resulting in a total of 20 in service by the end of 2006.

The Company's marketing, branding and passenger awareness efforts achieved considerable recognition during the year. We won the "Top Ten Most Popular TV Commercials Award" and "Most Impressive TV Commercial" in the 12th Annual Most Popular TV Commercial competition hosted by ATV. The Company took the "Prime Awards for Brand Excellence 2006 – Transport Services" awarded by *Prime Magazine*, and the "Hong Kong Brands – Classic" award jointly presented by *East Week* magazine and Sing Tao Publishing. In addition, MTR Corporation's print campaign on train boarding safety was voted one of Hong Kong's Top Ten Print Advertisements in the "Metro Global Print Awards 2006" organised by *Metropolis Daily*.

Service performance

MTR Corporation's operating performance was again underpinned by very high standards of reliability, safety, passenger comfort and customer satisfaction.

For the sixth consecutive year, the Company exceeded, in every area, both the minimum performance levels required by the Government under the Operating Agreement, and our own more stringent Customer Service Pledges. For the year, passenger journeys on time for MTR Lines were 99.9%, supported by 99.9% reliability for train service delivery and 99.7% train punctuality. We continue to improve the time taken for recovery of service in order to minimise the impact to passengers where there are occasional service disruptions.

To improve our passenger service further, "Year of the Customer" and "We serve from the heart" campaigns were launched during the year. Training for our station staff and platform assistants enabled them to understand the feelings and needs of our passengers better, while passengers were invited to elect the Best Station Operator. These campaigns were supplemented by others which promote escalator and train door safety.

Railway operating costs per car km operated

Operating cost per car kilometre fell as maintenance costs were held steady despite the opening of new lines.


HK$
22.8
22.5
22.3
22.8
22.1
2002
2003
2004
2005
2006

BELOW *Reliable and easy-to-use equipment installed in stations*



Levels of customer satisfaction recorded during the year by our regular survey also remained high. In 2006, the Service Quality Index for the MTR Lines and Airport Express stood at 71 and 81 respectively on a 100-point scale. In addition, the Company continued to maintain a leading position in the international benchmarking performed by the 12-member Community of Metros (CoMET), in the key areas of customer service, service reliability and cost efficiency.

Our service performance in many areas again received recognition through numerous awards. In Hong Kong, the Company won *East Week* magazine's "Quality Living Award HK 2006"– Public Transport Category for the second consecutive year and, for the eighth year in a row, *Next Magazine's* "Top Service Award 2006" – Public Transport Category.

To ensure continued excellence and effectiveness of safety delivery and meet the requirements of the Operating Agreement, our fifth External Safety Management System Review was undertaken by an independent urban transportation safety organisation, the American Public Transportation Association. The review used a professional Rail Safety Audit Programme developed specifically for auditing rail operations. The results of the review were highly satisfactory, revealing that eight of the Company's safety practices were considered by the auditors as "industry leading effective practices" and 141 observations as "industry effective practices". The review provided assurance that the Company has not only successfully fulfilled both MTR and industry safety requirements, but is also in many areas a leader in safety management among rail operators worldwide.

Service improvements

Improvements to train services and network infrastructure continued to ensure that the MTR network remains at the forefront of public transport in Hong Kong.

Station and rail

The programme to retrofit platform screen doors at all 74 platforms in underground stations was completed in the first half of 2006, marking the end of a six-year programme that has greatly improved passenger comfort and safety.

The station improvement programme, now into its ninth year, continued to ensure that the appearance and ambience of MTR stations meet the ever more demanding expectations of passengers. During the year, 38 stations underwent improvements and renovations, bringing the number of renovated stations to 46 in total since the programme started in 1998.

The passenger information system in stations and on trains saw a number of important enhancements. On the Tung Chung Line, information on the time to the next train was extended to ten minutes before arrival, while on Airport Express trains, a new multi-media system with audio facilities embedded in the headrests of seats began to be introduced in the middle of the year. Across the network, the centralised public announcement system and the passenger information displays were reconfigured to improve timely release of information.

BELOW *Train service delivery was 99.9%, consistently achieving a very high standard*



Market shares of major transport operators in Hong Kong

Despite strong competition, MTR maintained our share of the transport market in Hong Kong.


Percentage
3.6
14.2
25.0
12.8
15.6
28.8
3.7
13.8
25.2
12.6
15.4
29.3
2006
2005
MTR
KCRC
KMB
Other buses
Green minibus
Trams and ferries



ABOVE *Committed and skilled maintenance staff are crucial to the high levels of quality service delivered to passengers*

In January, a rail replacement programme to progressively upgrade the rail infrastructure in the Kwun Tong and Tsuen Wan lines was launched, which will bring an improvement to ride quality and service reliability. This programme will help extend the service life of the rails and reduce the chance of train service disruption due to rail defects.

Elsewhere during the year, access to the network was improved through completion of new pedestrian links at three stations. Choi Hung Station benefited from a new link to the Park & Ride Public Carpark and the Infinity 8 shopping centre, Kwai Fong Station saw a new entrance linking it to a footbridge to Metroplaza and Tiu Keng Leng Station received a new link to Metro Town.

Passenger trains

Since September, the train frequency of Tung Chung Line during peak periods and non-peak hours has been enhanced. By the end of the year, a total of three new trains had been commissioned.

The replacement of motor alternators on the 78 trains on the MTR Lines by state-of-the-art static inverters was substantially completed during the year. The inverters improve the energy efficiency and reliability of the trains and also reduce noise.

Access to the network and for the disabled

We have invested considerably over the years in facilities for the disabled, including passenger lifts, ramps, wheelchair aids and stair lifts to provide easy access to stations. During 2006, this enhancement of barrier free movement for passengers in stations continued across the network.

New passenger lifts came into operation at Cheung Sha Wan and Sham Shui Po stations, and self-operated stair lifts at Wong Tai Sin and Prince Edward stations. A new type of escalator audible device that assists visually impaired passengers was introduced at Tsim Sha Tsui, Mong Kok, Shek Kip Mei and Kwun Tong stations, while a new induction loop that helps hearing impaired passengers was installed at all stations along the Tung Chung Line and Airport Express.

Installation of internal passenger lifts is now underway at Lai Chi Kok and Tai Wo Hau stations, while self operated stair lift installations are in progress at seven stations. These installations will be completed in 2008.

Market shares of major transport operators crossing the harbour

The Company's market share of cross-harbour traffic remained broadly stable at 61%.


Percentage
6.1
33.0
60.9
6.3
32.5
61.2
2006
2005

- MTR
- Buses
- Ferries

Market shares of major transport operators to/from the airport

The proportion of people travelling to and from the Hong Kong International Airport on MTR continued to trend upwards.


Percentage
23
15
7
43
1
6
22
15
8
48
2006
2005

- Airport Express
- Buses
- Private cars
- Coaches
- Others
- Taxis

Health and hygiene

To enhance the hygiene levels in MTR stations and trains, as well as our managed shopping malls, in September we introduced a technological innovation from Japan, known as nano silver-titanium dioxide coating. This powerful non-toxic disinfectant has been applied to commonly touched surfaces in MTR ranging from escalator and lift handrails to push buttons on ticket issuing machines, add value machines, and lifts in stations, the red portion of grab poles and strap hangers inside train compartments, as well as escalator handrails in MTR managed shopping malls. The project took three months and was completed at the end of December.

Productivity

During the year, the Company continued to examine ways to improve efficiency and productivity. For 2006, operating costs per car kilometre decreased by 3.1% to HK$22.1. Maintenance costs were successfully contained at similar levels to 2005, even though the full-year effect of the opening of the DRL and AWE Station resulted in a 3% increase in the total revenue car kilometres operated in 2006. Corporate support costs were also lower compared to 2005.

During the year, the MTR maintenance information system was upgraded to the Enterprise Asset Management System. This enables us to optimise operational effectiveness and improve asset utilisation and performance.

System and market information

Railway operation data	2006		2005	
Total route length *in km*		**91**		91
Number of rail cars		**1,074**		1,050
Number of "e-Instant Bonus" machines in stations		**22**		18
Number of station kiosks and mini-banks in stations		**552**		557
Number of advertising media in stations		**15,206**		15,127
Number of advertising media in trains		**9,036**		10,624
Daily hours of operation		**19**		19
Minimum train headway *in seconds*	**Morning peak**	**Evening peak**	Morning peak	Evening peak
– Tsuen Wan Line	**128**	**140**	128	144
– Kwun Tong Line	**128**	**144**	128	144
– Island Line	**124**	**156**	128	156
– Tseung Kwan O Line	**160**	**180**	160	180
– Tung Chung Line				
Hong Kong – Tung Chung	**360**	**480**	480	600
Hong Kong – Tsing Yi	**240**	**240**	240	300
– Airport Express	**720**	**720**	720	720
– Disneyland Resort Line	**270**	**270**	270	270

Benchmarking comparisons

We once again performed well against international benchmarks, especially in customer service and service reliability.


MTR performance vs. best performance
Service reliability passenger journeys on time
100
100
Punctuality percentage of trains on time
99.8
99.9
System utilisation passenger km per capacity km
39
38
Density number of passengers per track km
93
89
2005
2004
Best performance = 100

Staff efficiency and cost efficiency

New initiatives will further be introduced to enhance operating efficiency.


MTR performance vs. best performance
Staff efficiency number of passengers per staff hour
77
75
Cost efficiency fare revenue per total cost
100
100
2005
2004
Best performance = 100



LEFT *Passenger safety and service remained our top priority*

International performance comparisons: The 12-member Community of Metros (CoMET)

Metro system network data (2005)	MTR* Lines	Metro A	Metro B	Metro C	Metro D	Metro E	Metro F	Metro G	Metro H	Metro I	Metro J	Metro K
Passenger journeys *in million*	**856**	464	971	1,441	644	2,603	1,449	1,373	445	581	513	2,102
Car kilometres *in million*	**114**	122	492	353	155	669	540	226	98	57	90	255
Route length *in km*	**80**	153	443	201	227	278	471	212	115	75	58	183
Number of stations	**50**	170	275	147	190	156	424	297	66	54	52	138

* The Airport Express is excluded from metro benchmarking.

Note: The other metros in the comparison are Berliner Verkehrsbetriebe, London Underground Limited, New York City Transit, Sistema de Transporte Colectivo, Régie Autonome des Transports Parisiens Metro, Régie Autonome des Transports Parisiens Réseau Express Régional, Metropolitano de São Paulo, Tokyo Metro, Moscow Metro, Metro de Madrid and Shanghai Metro Operation Corporation. The benchmarking agreement prohibits specifically identifying the data by metro system.

Operations performance in 2006

Service performance item	Performance Requirement	Customer Service Pledge target	**Actual performance in 2006**
Train service delivery	98.5%	99.5%	**99.9%**
Passenger journeys on time			
– MTR Lines	98.5%	99.5%	**99.9%**
– Airport Express	98.0%	99.0%	**99.9%**
Train punctuality			
– MTR Lines	98.0%	99.0%	**99.7%**
– Airport Express	98.0%	99.0%	**99.9%**
Train reliability: train car-km per train failure causing delays ≥ 5 minutes	N/A	500,000	**1,448,915**
Ticket reliability: magnetic ticket transactions per ticket failure	N/A	8,000	**14,705**
Add value machine reliability	95.5%	98.0%	**99.4%**
Ticket issuing machine reliability	93.0%	98.0%	**99.6%**
Ticket gate reliability	97.0%	99.0%	**99.8%**
Escalator reliability	98.0%	99.0%	**99.9%**
Passenger lift reliability	98.5%	99.0%	**99.9%**
Temperature and ventilation			
– Trains: to maintain a cool, pleasant and comfortable train environment generally at a temperature at or below 26°C	N/A	97.0%	**99.9%**
– Stations: to maintain a cool, pleasant and comfortable environment generally at or below 27°C for platforms and 29°C for station concourses, except on very hot days	N/A	90.0%	**99.9%**
Cleanliness			
– Train compartment: cleaned daily	N/A	98.5%	**100%**
– Train body: washed every 2 days	N/A	98.0%	**99.9%**
Passenger enquiry response time within 7 working days	N/A	99.0%	**99.9%**

Station commercial and other businesses



NEW DIMENSIONS

Revenue from the Company's station commercial and other businesses increased by 3.3% in 2006 over 2005 to HK$1,606 million. Excluding the one-off gain in 2005 relating to the termination of a telecommunications contract and a much smaller one-off gain in 2006 also relating to telecommunications, revenue would have increased by 8.0% over 2005. The revenue increase was supported by the strong economy and the contribution from Ngong Ping 360, which opened in September.

Advertising

During the year, advertising revenue rose by 4.7% to HK$534 million. The Company continued to enhance the attractiveness of its advertising media through format refinements and innovation, although the growth of the advertising market slowed in the second half of 2006.

Among new formats introduced, Real Time Projection Zones were introduced in eight MTR stations in May. In June, a new advertising train, the "Spectacular Mobile Showcase", made its debute during off-peak hours. New 6-sheet scrolling units were introduced at Causeway Bay and Kowloon Tong stations, giving advertisers another venue for product display or poster advertising.

Our success in leveraging our railway assets continued, as revenue from station commercial and other businesses increased





MAIN IMAGE *New plasma rings were installed at three stations*

RIGHT *MTR offers an increasing variety of channels to advertisers*

The MTR Plasma TV network expanded considerably, with the total number of trackside plasmas increasing from 68 to 100 by year end. Three new Plasma Rings were installed at Tsim Sha Tsui, Central and Mong Kok stations during the year. The backend system of the Concourse Plasma Network was upgraded to provide real-time updates on the Hang Seng Index, so passengers would not miss a beat in stock movements when using the MTR network.

On the Airport Express, the seatback TV in carriages was replaced by a multimedia system that offers more information and entertainment to passengers, as well as more creative media to advertisers. A new infotainment magazine, ***"metropop"***, joined the Company's successful portfolio of free publications in April. Positive feeback was received from both passengers and advertisers.

In February, a new service was introduced allowing CLP Power customers to settle their bills at all Customer Services Centres in MTR stations.

Telecommunications

Revenue from telecommunications services decreased by 22.5% to HK$259 million as compared with 2005. However, excluding the one-off items in 2005 and 2006 mentioned earlier, revenue would have decreased by 3.2%.

Due to the migration of mobile subscribers from 2G to 3G as well as intense competition leading to price reductions, call minutes and corresponding revenue generated by the 2G platform continued to experience a steady decline. This migration has led to revenue reduction for the Company. However, other telecommunications business, such as rooftop site rental, continued to show positive growth, partially offsetting this revenue shortfall.

During the year, TraxComm Limited recorded higher revenue as it expanded its presence in the market. The company's optical fibre network now covers 40 locations, whilst the capacity of its bandwidth services has increased to over 180 Gbps.

Station commercial

Station commercial facilities revenue benefited from higher rental rates, which offset a temporary net loss of retail space, to rise by 13.7% over 2005 to HK$391 million.

During the year, renovations were completed in the retail zones of 11 stations: Admiralty, Fortress Hill, Tin Hau, Quarry Bay, Ngau Tau Kok, Choi Hung, Kowloon Tong, Shek Kip Mei, Lai Chi Kok, Po Lam and Tsing Yi. This brings to 38 the number of stations in the MTR system which have undergone renovation.

BELOW *Higher rental rates boosted station commercial revenue*



Revenue from station commercial and other business activities

Growth in revenue from station commercial and other activities was led by advertising income and kiosk rental.


in HK$ million
Others
Ngong Ping 360 business revenue
Consultancy
Telecommunication services
Kiosk rental
Advertising
979
93
63
186
238
399
1,117
115
143
198
275
386
1,311
126
182
238
298
467
1,555
156
211
334
344
510
1,606
159
64
199
259
391
534
2002
2003
2004
2005
2006


7-ELEVEn

LEFT *In all, 32 new shops and 15 new trades joined the railway retail network*

A total of 468 square metres of new retail area came into operation as a result of the renovations. However, the temporary loss of 2,671 square metres of retail space at Kowloon Station to facilitate station integration works with the new shopping centre, Elements, resulted in total station retail area decreasing by 12% or 2,203 square metres to 16,867 square metres.

In all, 32 new shops and 15 new trades or brands were added to the station retail network, including LUSH, CEU, AEON, Sanrio Gift Gate and Durance.

We also expanded our cross-selling promotions to include a scheme of instant scratch cards offering discount offers and cash coupons for use in MTR network shops, with a grand lucky draw to win prizes worth up to HK$50,000, with the objective of enhancing the MTR shop brand and stimulating sales for our tenants.

Miscellaneous business revenue including car park rental, souvenir ticket sales, new station connections and publications registered an increase of 1.9% over the previous year, reaching HK$159 million.

Ngong Ping 360

Ngong Ping 360, the cable car running from Tung Chung to the Big Buddha and temple complex at Ngong Ping on Lantau Island, together with a theme village offering various tourist attractions, opened in September and recorded revenue of HK$64 million up to the end of 2006.

Although the launch was delayed some weeks by teething problems, the response of the Hong Kong public and tourists to this important new attraction has been enthusiastic and patronage has been very encouraging with local and overseas visitors reaching over 1 million in March 2007.

Octopus Holdings Limited

During the year, Octopus Holdings Limited (OHL) built on its success in providing payments services to the transport and non-transport sectors in Hong Kong. MTR Corporation's share of the profit in OHL rose by 70% over 2005 to HK$68 million.

As in previous years, business growth was driven by an increasing number of service providers and higher Octopus card usage. As at 31 December 2006, the total number of service providers had risen to 431 from 349 a year earlier. Cards in circulation and average daily transaction value had respectively risen from 13.2 million to 14.7 million, and from HK$64.7 million to HK$73.3 million during the same period. Financial institutions providing Octopus automatic add-value service rose from 19 to 22 over the year with five institutions now offering the increase per add-value of HK$500.

By year end, a further 59 green minibuses were accepting Octopus card, bringing the total to 2,806, which represents virtually the entire fleet, whilst the number of red minibuses accepting the card increased to 215 from 171 in 2005. The number of car parks that participate in the Octopus payment system rose from 203 to 231 in total.

In the retail and public service sectors, retail chains participating in the Octopus system during the year included supermarket, biscuit shops and bakeries. The system also gained entry into several new sectors in 2006 including churches, exhibitions, skating rinks, children's clothing stores and laundry services.



ABOVE *Ngong Ping 360 has had an encouraging start since opening in September*

The Octopus Rewards Programme, through which people can earn and redeem rewards points with their registered Octopus cards, continued to thrive. As at year end, over 1.2 million Octopus cardholders had registered their cards for the programme, enabling them to enjoy benefits at ten participating partners.

External consultancy

The Company's strategy for consultancy business remains focused on key cities where such work may lead to investment opportunities in the Mainland of China or in Europe, or consultancies which can enhance the skill sets of our staff. Such activities generated revenue of HK$199 million in 2006. During the year, we saw good progress on existing projects and secured valuable new contracts that are in line with our strategy.

In Shanghai, the project management consultancy work on Shanghai Metro Line 9 proceeded well. The civil works from Songjiang New Town Station to Guilin Road Station were completed in October and the opening of Phase 1 by the end of 2007 is on schedule.

Several consultancy projects in the Mainland of China were completed satisfactorily during the year, including management training contracts for Shenzhen Metro and Tianjin Metro, an operation and management consultancy service for Tianjin Binhai Mass Transit, as well as a rolling stock consultancy for the CSR Ziyang Locomotive Works.

Among new contracts signed, the Company secured a contract in Beijing to provide consultancy for the Integrated Supervision Control System for Beijing Metro Line 5. In Chengdu, we entered into an agreement with Chengdu Metro Corporation to provide consultancy service on Reliability, Availability, Maintainability and Safety for five years. We also renewed our contract with Motorola Asia Pacific Ltd. to support the system design for a digital trunked radio system for the Guangzhou Metro.

In Hong Kong, the project to construct an Automated People Mover System to connect the Hong Kong International Airport to SkyPlaza and the SkyPier saw good progress. Major milestones achieved included the reliability demonstration period for both the new vehicles and the new signalling systems.

In Taiwan, two new contracts started in early 2006. Under the first, we will provide operational and maintenance support for three years to 2009 to the Kaohsiung Rapid Transit Corporation. The second contract is with the Taiwan High Speed Rail Company and covers station, train service and operation control centre management, as well as signalling system maintenance for two years to 2008.

In Dubai, we were awarded a contract to provide engineering advice to the Roads and Transport Authority on the city state's Green Line and Red Line, which are currently being designed and constructed.

In the UK, we secured consultancy assignments with Metronet Rail, Tube Lines, Network Rail and Cross London Rail Links Limited.

Rail Sourcing Solutions

In 2004, we set up a wholly owned subsidiary Rail Sourcing Solutions (International) Ltd with a view to building a business in the sourcing of rail related components. The business had faced a variety of challenges and following a review of its business and prospects in the middle of 2006, we took the decision to exit the business.


身心啓迪之旅

ABOVE *The cable car and theme village have proven popular with local and overseas visitors*

Profit from property developments decreased slightly from the very strong profit recognised in 2005, while revenue from property investment and management increased by 7.3%

UPWARD MOMENTUM

The Hong Kong property market was steady in 2006, benefiting our property development business. The Company's investment portfolio saw rising rentals and positive rent reversions as demand for high quality and well located office and retail space was supported by the strong economy and vibrant tourism.

Property development

Profit for the year from property developments was HK$5,817 million. The bulk of property development profit was recognised from surplus proceeds relating to The Grandiose, Central Heights and Metro Town (Tiu Keng Leng Phase 1) in Tseung Kwan O as well as deferred income from Airport Railway projects.

Airport Railway

During 2006, profit recognised from Airport Railway projects comprised mainly deferred income recognition, in line with construction progress, at Harbour Green (Olympic Package Three), Coastal Skyline and Caribbean Coast (respectively, Tung Chung Packages Two and Three), as well as fit-out works at Elements in Kowloon Station. We also recognised profit from the receipt of the shell of an additional gross floor area of 7,609 square metres of retail space at Elements.

Sales and pre-sales during the year saw good progress, including those for Harbour Green at Olympic Station Package Three and the December pre-sales for La Rossa in Coastal Skyline, Tung Chung Package Two.







MAIN IMAGE *Our 18 floors at Two IFC remained fully let*

RIGHT *Excellent management of our investment properties adds to their attraction*



LEFT *The majority owned The Edge in Tseung Kwan O became MTR Corporation's sixth shopping centre*

Several major developments were completed. Elements, the upscale retail development at Kowloon Station obtained its Occupation Permit for the first phase in December 2006. Units of The Arch, also at Kowloon Station, were handed over to individual owners in June, while Harbour Green, Crystal Cove (Towers 15 and 16) in Caribbean Coast obtained their Occupation Permits in September and La Rossa in Coastal Skyline in October.

At Caribbean Coast in Tung Chung, the Master Layout Plan for garden houses was approved by the Town Planning Board and foundation works began in October. This development will meet the demand for such units in the area. At Maritime Square, Tsing Yi, the Company's proposal to convert part of the adjacent lorry park and transport interchange to retail use, which would provide about 10,500 square metres gross floor area of shopping space, was approved by the Town Planning Board in September.

Tseung Kwan O Line and others

For 2006, development profit along Tseung Kwan O Line came primarily from surplus proceeds from Metro Town (Tiu Keng Leng Phase 1), The Grandiose (Area 55b), as well as Central Heights (Area 57a).

Pre-sales of Le Point, Phase 2 of Tiu Keng Leng, drew a very good response from the market. Likewise, good progress of sales and sales completion was achieved at The Grandiose and Metro Town (Tiu Keng Leng Phase 1) Towers One, Two, Three and Five, which saw handovers to individual owners in June and November respectively.

Two major developments were completed, starting in January with The Grandiose, followed in June by Metro Town (Tiu Keng Leng Phase 1). The Edge, a majority owned shopping centre located at the podium floors of The Grandiose, the Tseung Kwan O Station development in Area 55b, was completed in January and held its grand opening in November, becoming MTR Corporation's sixth shopping centre.

In January, the Company awarded the tender of Package Two of Tseung Kwan O Area 86 (gross floor area of 309,696 square metres) to Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited, and the Development Agreement was executed in February. To balance risk and reward, and in light of market conditions, the Company decided to advance an interest-free loan of HK$4 billion to Rich Asia Investments Limited in return for an increased sharing in kind of the development. The loan is backed by a parent company guarantee from Cheung Kong (Holdings) Limited.

In November, the shopping centre at Tiu Keng Leng Station development was sold to a subsidiary of Cheung Kong (Holdings) Ltd.

Airport Railway property development plan and progress

Elements and Harbour Green were major projects completed in 2006.


Gross floor area Thousand sq. m.
Hong Kong
254 102 60 416
416 416
Kowloon
608 232 167 89 1,096
667 429 1,096
Olympic
493 111 78 682
682 682
Tsing Yi
246 47 293
293 293
Tung Chung
15 22
936 58 1,031
983 48 1,031
Residential
Office
Hotel/Serviced Apartment
Retail and others
Construction completed
Under construction

Tseung Kwan O Line property development plan and progress

Area 86 will see considerable activity, following two successful tenders and acceptance of the revised plan.


Gross floor area Thousand sq. m.
Tiu Keng Leng
237 17 254
123 131 254
Tseung Kwan O
5
191 36 58 290
126 126
Hang Hau
3
139 142
142 142
Area 86
1,603 40 1,653
450 450
Residential
Office
Hotel
Retail and others
Construction completed
Under construction

We continued to work hard on improving the development plan of Area 86 to accommodate changes in market conditions and purchaser preferences. A revised master layout plan including conversion of schools, now surplus to requirements, to additional open space, better pedestrian connections and more design flexibility for subsequent packages was accepted by the Town Planning Board in November.

In January 2007, tenders were invited for Area 56 of Tseung Kwan O. It was awarded in February to Lansmart Ltd, a subsidiary of Sun Hung Kai Properties Ltd. The proposed development will be a mixed-use project comprising hotel, office, residential, commercial and car parking accommodations with a total gross floor area of not more than 168,537 square metres (including 5,407 square metres for a public transport interchange and associated facilities).

Investment properties

Revenue from investment properties increased by 6.8% to HK$1,263 million as rental rates increased and we added the new majority owned shopping centre at Tseung Kwan O, The Edge, with a lettable floor area of 7,683 square metres, to the portfolio. As in previous years, continuous enhancements have enabled our shopping centres to capitalise on the positive factors in the retail environment such as stronger consumer demand, an improved employment market, the positive wealth effect from the stock market rally, as well as tourism development on Lantau Island. On average, rental reversions for renewal of leases and reletting increased by 16%.

With the economy strong and vibrant tourism sector, especially in the first half of the year, demand from retailers for high quality retail space enabled the Company to maintain 100% occupancy levels at all of our shopping centres, except Luk Yeung Galleria, where 427 square metres of lettable retail space were repossessed in preparation for renovation work in 2007.

Our wholly owned wet market with a lettable floor area of 508 square metres opened in Tung Chung in February. Phase 1 of Elements, our majority owned upscale mall with gross floor area of 82,750 square metres at Kowloon Station, is expected to open by the end of 2007. Pre-letting has been met with a good response from both overseas and local retailers. As at March 2007, 90% of the retail space in Phase 1 had been committed.

The Choi Hung Park n' Ride Carpark, in which the Company has a 51% share, opened in March.

In total at year end, the Company's attributable share of the overall investment property portfolio comprises 133,927 square metres lettable floor area of retail properties, 39,529 square metres lettable floor area of offices and 1,460 square metres lettable floor area of other usage.

Enhancement of the retail environment of our shopping centres through renovations and well planned marketing campaigns is a hallmark of MTR Corporation properties and efforts in these areas continued throughout 2006 with positive market response.

The major renovation programme to refurbish the shopfronts, atrium, arcade, floor and ceiling finishes at Telford Plaza I was completed in December. In addition, the Heng Fa Chuen wet market was re-opened in August, following renovation works.

Exciting promotional programmes throughout the year that take full advantage of festivals and holidays continued to raise the profile of MTR Corporation shopping centres among both retailers and shoppers, further strengthening their competitiveness. These were supported by refinements to the trade mix in our shopping centres based on research into shopper preferences. New tenants added to the portfolio during the year include HMV, Hallmark, Ecco, MacLook, mi-tu, Giusto Dama, Panash, Mioggi, Fruits & Passion, Yamada

Investment properties

Revenue from investment properties increased as rentals rose and we added The Edge to the portfolio.


24
20
16
12
8
4
1,800
1,500
1,200
900
600
300
22.5
724
684
788
948
1,006
2002
2003
2004
2005
2006
Value of investment properties HK$ billion (left scale)
Net rental income HK$ million (right scale)

Distribution of property management income

During the year 4,518 residential units were added to our management portfolio, and 16,546 square metres of commercial properties.


Percentage
6.5
18.6
7.5
20.6
17.7
54.2
59.3
15.6
2006
2005
Residential
Retail
Office
Car park



ABOVE *Our property management business continued to expand*

Miyura, Viet Deli Vietnamese Restaurant, 2% casual wear, Akamaru Udon and Viva Halia Deli. Supported by strong demand for Grade A office space in core Central business district, our 18 floors at Two International Finance Centre remained fully let throughout the year.

Property management and other services

Our property management business benefited from additions to the portfolio, to achieve revenue growth of 12.0% over last year to HK$149 million. During the year, 4,518 residential units were added to our management portfolio, bringing the total number of residential units managed by the Company to 58,876 at the end of 2006. A total of 16,546 square metres of commercial properties were also added in the year. These commercial properties, together with the wet market in Tung Chung and

Airport Railway property developments (packages awarded)

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Actual or expected completion date
Hong Kong Station					
(International Finance	Sun Hung Kai Properties Ltd.	Office	254,186		Completed by
Centre)	Henderson Land Development Co. Ltd.	Retail	59,458		phases from
	The Hong Kong & China Gas Co. Ltd.	Hotel	102,250		1998–2005
		Car park		1,344	
Sub-total			415,894		
Kowloon Station					
Package One	Wing Tai Holdings Ltd.	Residential	147,547		Completed
(The Waterfront)	Temasek Holdings (Pte) Ltd.	Car park		1,332	in 2000
	Singapore Land Ltd.				
	Keppel Land Ltd.				
	Lai Sun Development Co. Ltd.				
	Worldwide Investment Co. (Bermuda) Ltd.				
Package Two	The Wharf (Holdings) Ltd.	Residential	210,319		Completed by
(Sorrento)	Wheelock and Company Ltd.	Car park		1,270	phases from
	Wheelock Properties Ltd.				2002–2003
	Realty Development Corporation Ltd.				
	Harbour Centre Development Ltd.				
Package Three	Sun Hung Kai Properties Ltd.	Residential	100,000		Completed
(The Arch)		Cross border bus terminus	5,113		in 2005
		Car park		412	
Package Four	Hang Lung Properties Ltd.	Residential	128,845		Completed
(The Harbourside)		Car park		864	in 2003
Packages Five, Six	Sun Hung Kai Properties Ltd.	Retail	82,750		By phases
and Seven		Office	231,778		from
(Elements, International		Serviced apartment	72,472		2006–2010
Commerce Centre)		Hotel	95,000		
		Residential	21,300		
		Kindergarten	1,050		
		Car park		1,743*	
Sub-total			1,096,174		

* The number of car parking spaces is subject to review.

24-hour passage walkway at The Edge, gives a total commercial and office area of 582,073 square metres under MTR Corporation management in Hong Kong.

Business in the Mainland of China

MTR Corporation's property consultancy, management and related businesses in the Mainland of China saw further progress in 2006.

Three new property management contracts for office/commercial developments were committed during the year by SOHO China Ltd, all located in Beijing's central business district: SOHO Shangdu, a 170,000 square metres gross floor area commercial-cum-office development; Jian Wai SOHO Phase 7, a 60,000 square metres gross floor area commercial and office development; and Chao Wai SOHO a 170,000 square metres gross floor area commercial and office complex. This brings to seven the number of property management contracts in the Mainland of China with a total area of 1,020,254 square metres.

Also in Beijing, MTR Corporation entered into a long-term head lease of 47 years for the operation of Oriental Kenzo, a shopping centre with a lettable floor area of 19,349 square metres in the city's Dong Cheng district. Following extensive refurbishment and re-positioning, it was renamed Ginza Mall and as at year end close to 90% of shops had been let. The mall opened in January 2007. The Company has an option to acquire the property at a pre-set price during the first five years of the lease and a right of first refusal thereafter.

Airport Railway property developments (packages awarded) continued

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Actual or expected completion date
Olympic Station					
Package One	Sino Land Co. Ltd.	Office	111,000		Completed
(Island Harbourview,	Bank of China Group Investment Ltd.	Retail	14,900		in 2000
HSBC Centre, Bank of	Kerry Properties Ltd.	Residential	169,950		
China Centre and	China Overseas Land and Investment Ltd.	Indoor sports hall	13,219		
Olympian City One)	Capitaland Residential Ltd.	Car park		1,380	
Package Two	Sino Land Co. Ltd.	Retail	47,500		Completed
(Park Avenue, Central	Kerry Properties Ltd.	Residential	220,050		in 2001
Park and Olympian	Bank of China Group Investment Ltd.	Market	1,100		
City Two)	China Overseas Land and Investment Ltd.	Car park		932	
Package Three	Sun Hung Kai Properties Ltd.	Residential	103,152		Completed
(Harbour Green)		Kindergarten	1,300		in 2006
		Car park		264	
Sub-total			682,171		
Tsing Yi Station					
(Tierra Verde and	Cheung Kong (Holdings) Ltd.	Retail	46,170		Completed
Maritime Square)	Hutchison Whampoa Ltd.	Residential	245,700		in 1999
	CITIC Pacific Ltd.	Kindergarten	925		
		Car park		920	
Sub-total			292,795		
Tung Chung Station					
Package One	Hang Lung Group Ltd.	Office	14,913		Completed
(Tung Chung Crescent,	Henderson Land Development Co. Ltd.	Retail	48,298		by phases
Citygate and Seaview	New World Development Co. Ltd.	Hotel	21,986		from
Crescent)	Sun Hung Kai Properties Ltd.	Residential	275,479		1999–2005
	Swire Properties Ltd.	Kindergarten	855		
		Car park		2,037	
Package Two	HKR International Ltd.	Retail	2,499		By phases
(Coastal Skyline)	Hong Leong Holdings Ltd.	Residential	253,100		from
	Recosia Pte Ltd.	Kindergarten	350		2002–2007
		Car park		617	
Package Three	Cheung Kong (Holdings) Ltd.	Retail	4,996		By phases
(Caribbean Coast)	Hutchison Whampoa Ltd.	Residential	407,300		from
		Wet market	508*		2002–2008
		Kindergarten	350		
		Car park		1,185	
Sub-total			1,030,634		
Grand Total:			3,517,668	14,300	

* Lettable floor area

Tseung Kwan O Line property developments (packages awarded)

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Actual or expected completion date
Tseung Kwan O Station						
Area 57a	Sun Hung Kai Properties Ltd.	Residential	26,005		Awarded	Completed
(Central Heights)	Nan Fung Development Ltd.	Retail	3,637		in July	in 2005
	Henderson Land Development Co. Ltd.	Car park		74	2000	
	Chime Corporation Ltd.					
Area 55b	New World Development Co. Ltd.	Residential	84,920		Awarded	Completed
(The Grandiose	Chow Tai Fook Enterprises Ltd.	Retail	11,877		in January	in 2006
and The Edge)	Wee Investments Pte. Ltd.	Car park		249	2002	
Area 56	Sun Hung Kai Properties Ltd.	Residential	80,000		Awarded	2011
		Hotel	58,130		in February	
		Retail	20,000		2007	
		Office	5,000			
		Car park		363		
Hang Hau Station						
(Residence Oasis	Sino Land Co. Ltd.	Residential	138,652		Awarded	Completed
and The Lane)	Kerry Properties Ltd.	Retail	3,500		in June	in 2004
		Car park		369	2002	
Tiu Keng Leng Station						
(Metro Town)	Cheung Kong (Holdings) Ltd.	Residential	236,965		Awarded in	By phases
		Retail	16,800		October	from
		Car park		609	2002	2006–2007
Tseung Kwan O South Station						
Area 86 Package One	Cheung Kong (Holdings) Ltd.	Residential	136,240		Awarded	2008
		Retail	500		in January	
		Car park		325	2005	
		Residential Care Home for the Elderly	3,100			
Area 86 Package Two	Cheung Kong (Holdings) Ltd.	Residential	309,696		Awarded	By phases
		Kindergarten	800		in January	from
		Car park		905	2006	2009–2010

Tseung Kwan O Line property developments (packages to be awarded)

Location	No. of packages envisaged	Type	Gross floor area (sq. m.)	Expected No. of parking spaces	Period of package tenders	Expected completion date
Tseung Kwan O South Station	6–11	Residential	1,153,764–			
Area 86*			1,163,764		2007–2011	2015
		Retail	39,500–49,500			
		Car park		3,653 (max.)		

* Subject to review in accordance with planning approval, land grant conditions and completion of statutory processes.

Choi Hung Park and Ride development

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Actual completion date
Choi Hung Station	Chun Wo Holdings Ltd.	Residential	19,138		Awarded	Completed
(No. 8 Clear Water Bay Road)		Retail	2,400		in July 2001	in 2005
		Car park		54		
		Park & Ride		450		

Investment property portfolio (as at 31 December 2006)

Location	Type	Lettable floor area (sq. m.)	No. of parking spaces	Company's ownership interest
Telford Plaza I, Kowloon Bay, Kowloon	Shopping centre	40,075	–	100%
	Car park	–	993	100%
Telford Plaza II, Kowloon Bay, Kowloon	Shopping centre	19,411	–	50%
	Car park	–	136	50%
Luk Yeung Galleria, Tsuen Wan, New Territories	Shopping centre	12,054	–	100%
	Car park	–	651	100%
Paradise Mall, Heng Fa Chuen, Hong Kong	Shopping centre	18,710	–	100%
	Wet Market	1,216	–	100%
	Car park	–	415	100%
Maritime Square, Tsing Yi	Shopping centre	28,931	–	100%
	Kindergarten	920	–	100%
	Car park	–	220	100%
	Motorcycle park	–	50	100%
The Lane, Hang Hau	Shopping centre	2,629	–	100%
	Car park	–	16	100%
	Motorcycle park	–	1	100%
The Edge, Tseung Kwan O	Shopping centre	7,683	–	70%
	Car park	–	50	70%
G/F, No. 308 Nathan Road, Kowloon	Shop unit	70	–	100%
G/F, No. 783 Nathan Road, Kowloon	Shop unit	36	–	100%
New Kwai Fong Gardens, Kwai Chung, New Territories	Kindergarten	540	–	100%
	Car park	–	126	100%
International Finance Centre (IFC), Central, Hong Kong				
– Two IFC	Office	39,529	–	100%
– One and Two IFC	Car park	–	1,308	51%
Phase I, Carpark Building, Kornhill, Quarry Bay, Hong Kong	Car park	–	292	100%
Roof Advertising Signboard, Admiralty Centre, No. 18 Harcourt Road, Hong Kong	Advertising signboard	–	–	100%
Ten Shop Units, First Floor Podium, Admiralty Centre, No. 18 Harcourt Road, Hong Kong	Shops	286	–	50%
Olympian City One, Tai Kok Tsui, Kowloon	Indoor sports hall	13,219	–	100%
Olympian City Two, Tai Kok Tsui, Kowloon	Shop unit	1,252	–	100%
Caribbean Coast, Tung Chung, New Territories	Wet market	508	–	100%
Choi Hung Park & Ride Public Car Park, No. 8 Clear Water Bay Road, Choi Hung, Kowloon	Car park	–	54	51%
	Motorcycle park	–	10	51%
	Park & Ride	–	450	51%

Note: All properties are held by the Company under leases for over 50 years except for Telford Plaza I and II, Luk Yeung Galleria, Maritime Square, New Kwai Fong Gardens, IFC, Olympian City and Caribbean Coast where the leases expire on 30 June 2047, Choi Hung Park & Ride where the lease expires on 11 November 2051, The Lane where the lease expires on 21 October 2052 and The Edge where the lease expires on 27 March 2052.

Properties held for sale (as at 31 December 2006)

Location	Type	Gross floor area (sq. m.)	No. of parking spaces	Company's ownership interest
Island Harbourview, No. 11 Hoi Fai Road, Kowloon	Residential	301	–	40%
	Car park	–	579	40%
Olympian City One, No. 11 Hoi Fai Road, Kowloon	Shopping centre	6,042*	–	40%
	Car park	–	330	40%
Bank of China Centre, No. 11 Hoi Fai Road, Kowloon	Car park	–	117	40%
Sorrento, No. 1 Austin Road West, Kowloon	Car park	–	76	67.05%
The Arch, No. 1 Austin Road West, Kowloon	Residential	16,829	–	38.5%
	Car park	–	133	38.5%
Residence Oasis, No. 15 Pui Shing Road, Hang Hau, Tseung Kwan O	Car park	–	196	71%
	Motorcycle park	–	18	71%
The Grandiose, 9 Tong Chun Street, Tseung Kwan O	Residential	2,869	–	70%
	Car park	–	154	70%
	Motorcycle park	–	25	70%
Metro Town, 8 King Ling Road, Tseung Kwan O	Residential	18,360	–	72%
	Car park	–	217	72%
	Motorcycle park	–	33	72%
Central Heights, 9 Tong Tak Street, Tseung Kwan O	Residential	8,308	–	35%
	Car park	–	54	35%
	Motorcycle park	–	4	35%

* Lettable floor area

Managed properties (as at 31 December 2006)

Number of managed residential flats	58,876 units
Area of managed commercial and office space	582,073 sq. m.

Hong Kong network expansion projects



THE WAY AHEAD



MAIN IMAGE *A revised project proposal on the West Island Line was submitted to Government in August*

LEFT *It would extend the Island Line to Kennedy Town*

We continued to work on projects to enhance the existing network with a view to maintaining growth in the local market



During 2006, MTR Corporation was engaged in the planning and construction of a number of projects, designed to enhance the existing network or to extend it to areas of Hong Kong which would benefit from our rail services.

Station and tunnel projects

Tseung Kwan O South Station

Construction of the new Tseung Kwan O South Station at Area 86 saw steady progress. The main civil contract was awarded in June, comprising construction of a two-storey ground level station, public transport interchange and Government entrusted works of the Area 86 Northern access road. Associated electrical and mechanical contracts were awarded by September and installation works are expected to start in late 2007. The station substructure works were completed in October and construction of the superstructure works has begun. The project is scheduled for completion by the end of the first quarter of 2009 to meet the expected occupation date of the first property development package at Area 86.

Hong Kong Station extended overrun tunnels

With the Government's plan in Hong Kong's Central District proceeding, the Company is extending the overrun tunnel beyond Hong Kong Station, which will ensure more convenience and enhanced reliability to Airport Express passengers. The tunnel will be constructed under the entrustment agreement with the Government and we anticipate the project will be completed by the second half of 2009.



Network extensions under consideration

West Island Line

The preliminary design study on the West Island Line was completed in mid 2006 and the first version of the draft gazette plans was submitted to the Government in July, with a revised project proposal submitted to the Government's Environment, Transport and Works Bureau in August.

The West Island Line will extend the Island Line from Sheung Wan Station to Kennedy Town via Sai Ying Pun and University stations.

South Island Line (East)

Under the South Island Line (East) proposal, a medium capacity railway service would run from Admiralty Station to South Horizons on Ap Lei Chau via Ocean Park, Wong Chuk Hang and Lei Tung. Early in 2006, the Government completed a review of the planning of tourism and commercial development in Hong Kong's Southern District, and concluded that areas in Aberdeen and the north part of Ap Lei Chau could be revitalised to strengthen the regional centre as a tourism attraction. To meet the projected traffic demand from residents of the Southern District, we continue our discussion with Government with the aim of obtaining approval for the project.

North Island Line

The Company continued to discuss our proposals for the North Island Line alignment with the Government. This line would be an extension of the existing Tung Chung Line along the north shore of Hong Kong Island. The project is integrated with the planning for the Wan Chai reclamation and would provide convenient rail services for the new waterfront areas, as well as to relieve crowding on the Island Line.

Pedestrian links

The new departure platform linking SkyPlaza at the Hong Kong International Airport with the Airport Express opened in February 2007. SkyPlaza is an integrated terminal and commercial complex, housing the second passenger terminal at Chek Lap Kok Airport with customs, immigration and quarantine facilities, a coach station, retailing, catering and entertainment areas.

The Queensway Subway linking Admiralty Station with Three Pacific Place also opened in February 2007. The design of a pedestrian subway at Sai Yeung Choi Street South linking Pioneer Centre and Prince Edward Station is under review prior to works starting.



RIGHT *The preliminary design study on West Island Line was completed in mid 2006*



LEFT *Works for the Queensway Subway linking Admiralty Station with Three Pacific Place were completed in February 2007*

The Government has issued authorisation for a pedestrian subway at Cheung Lai Street connecting Lai Chi Kok Station with the new developments at the south of Lai Chi Kok Road. Work is expected to begin in the first quarter of 2007 and is scheduled for completion in early 2009.

In July, MTR Corporation submitted a proposal to the Government for construction of two underground entrances linking the concourse of Tsim Sha Tsui Station with the redevelopment of No. 63 Nathan Road, formerly the Hyatt Hotel. Work is scheduled to begin towards the end of 2007 for completion in early 2010.

In order to enhance the accessibility of the Tsim Sha Tsui Station further, a pedestrian subway is also planned linking the station's northern platform with the basements of adjoining developments. Design of the subway began in February 2007 and work is expected to start in early 2009 for completion in early 2012.

In November, a proposal for an Underground Pedestrian Link scheme at Causeway Bay Station was submitted to the Government.

Further pedestrian links are also under consideration at Kwai Hing, Kowloon Bay, Choi Hung, Sheung Wan and Olympic stations.

Overseas growth

We made steady progress in our international growth strategy in 2006



GOING PLACES

We made steady progress in our international growth strategy in 2006, with the final approval for the Beijing Metro Line 4 (BJL4) project and additional preparation work for our other projects in the Mainland of China, as well as further exploration of opportunities in the UK and continental Europe.

Mainland of China

Progress of our investment in BJL4 has been good. This is a RMB15.3 billion project, of which approximately RMB4.6 billion, or 30% of the capital cost, is being borne by a Public-Private Partnership (PPP) company which is 49% owned by MTR Corporation, 2% by Beijing Infrastructure Investment Co. Ltd. and 49% by Beijing Capital Group. The remaining 70% of the capital cost is being funded by the Beijing Municipal Government to finance land acquisition and civil construction. The RMB4.6 billion investment by the PPP company will be financed 30% by equity from the partners and 70% by two RMB1.6 billion 25-year non-recourse bank loans provided by the Industrial and Commercial Bank of China and China Development Bank.





MAIN IMAGE *Preparatory work for our projects in the Mainland of China is in progress*

RIGHT *Civil work for Shenzhen Metro Line 4 project is ready to begin*



The PPP company has a Concession Agreement with the Beijing Municipal Government for investment in, and construction and operation of, the BJL4 for 30 years. A number of key milestones were achieved during the year. In January 2006, following the approval of the National Development and Reform Commission (NDRC), the business licence of the PPP company was granted and in April 2006 the Concession Agreement, Lease Agreement and Financing Agreement were signed. Contracts for the rolling stock, signalling and automatic fare collection systems were awarded. The 29km line comprises 24 stations, and the construction programme is well on target with 23 stations under construction. Operation Readiness Targets and Tasks Programmes have been finalised. Construction is expected to be completed by 2009.

In Shenzhen we are awaiting approval from the NDRC to build Phase 2 of Shenzhen Metro Line 4 and operate Phase 1 and Phase 2 for 30 years. Related utilities diversion and land resumption have begun. Initial preparatory work is near completion and civil work is ready to begin. Operations Readiness and Phase 1 take-over programmes are being finalised.

The Company also made further progress on similar potential projects in key cities such as Shenzhen, Beijing, Hangzhou, Wuhan and Suzhou.


Anheqiaobei
Beigongmen
Xiyuan
Yuanmingyuan
Beijingdaxuedongmen
Zhongguancun
Haidianhuangzhuang
Renmindaxue
Weigongcun
Guojiatushuguan
Dongwuyuan
Xizhimen
Xinjiekou
Pinganli
Xisi
Lingjinghutong
Xidan
Xuanwumen
Caishikou
Taoranting
Beijingnan
Majiapu
Jiaomenxi
Gongyixiqiao
Beijing Metro Line 4

ABOVE Construction progress on Beijing Metro Line 4 is well on target, with 23 stations now under construction



LEFT *The Concession, Lease and Financing Agreements for Beijing Metro Line 4 were signed in April*

Europe

Our strategy in Europe continues to pursue "asset-light" operating service contracts. The primary focus is in the UK and Scandinavian markets, where the privatisation of public transport is mature, and a number of new franchises, as well as franchise renewals, are coming up over the next few years. We will also seek opportunities in other European countries, such as Germany, where privatisation is expected to develop.

In October 2006, the Company and Laing Rail submitted a joint bid for a gross cost service contract for the newly formed London Rail Concession (LRC). LRC will use an inner suburban commuter network serving the western, northern and eastern extremities of Greater London. LRC currently serves 60 stations over 60 route miles in the Greater London region and carries approximately 23 million passengers per year. In December, Transport for London selected our partnership with Laing Rail as one of the two bidders to submit a Best and Final Offer for the concession. A decision on the preferred bidder is expected in mid 2007.

In November 2006, MTR Corporation entered into a 50/50 joint venture with Swedish railway company SJ, which is a state-owned passenger train operator in Sweden, to prepare a joint bid for submission in February 2007 for the Öresundståg concessions in Sweden and Denmark. The successful bidder will take over the concessions at the end of 2008.

Our earlier bid for the South Western Franchise in the UK was unsuccessful and the contract was awarded to the incumbent franchise holder.

Human resources



TEAM SPIRIT

MTR Corporation has been highly successful over the years in attracting and retaining the high calibre people needed to provide service excellence, drive business expansion and adapt to change. During 2006, we continued to enhance core competence and develop the potential of our staff through career development initiatives for new business growth, and participation in merger integration programmes.

Merger planning and communication

The proposed rail merger with KCRC is a key issue for staff members and the Company has committed to looking after the interests of all staff going into the proposed merger. Tremendous effort has been attached to communicating the merger's possible implications. During the three days immediately following the merger announcement in April, some 60 communication sessions were held, providing all employees with the opportunity to obtain information and raise questions, and enable management to listen to staff views.

Since then, staff has been kept abreast of progress through various channels, including a CEO video, letters from the CEO and Human Resources Director, briefings, a merger hotline and email. In addition, a special merger newsletter has been published jointly by the Company and KCRC.

Beyond transparent communications, we worked hard during the year to prepare for a smooth integration by aligning human resource policies and practices, work cultures and practices between the two companies. This involved working closely with internal and external parties on the exchange of information, conducting detailed impact analyses, and developing implementation strategies with care to ensure "buy-in" from staff. Examples included the announcement of frontline positions which will be protected in relation to the merger, mass communications to all staff on the major terms and conditions of employment, communication on organisation structure and cultural integration workshops, which were well received by staff.

Caring company

In recognition of the Company's efforts to provide a safe and harmonious working environment for its staff, and of its contributions to the community, we were awarded the Caring Company Logo 2005/06 by the Hong Kong Council of Social Service in February. Following nomination by five different social service organisations, we were given this prestigious award again for the year 2006/07.

The award reflects initiatives such as the "More Time Reaching Community" scheme that was launched in November 2005 to provide corporate support to community projects voluntarily initiated and participated in by staff. During 2006, a total of 81 initiatives were undertaken involving over 1,500 volunteers from the Company, helping the elderly, underprivileged children, the physically and mentally challenged and others.

Training and development

During 2006, the Company continued to provide training in all areas to ensure staff members have the skills they need.

A corporate Education and Training Plan in support of the new Corporate Safety Policy was developed, while training channels such as e-learning were expanded to enhance training effectiveness further. In the area of customer service training, emphasis was placed on improvement through empathetic listening.

Staff productivity – turnover per operating railway employee

Productivity has shown continuous improvement.


HK$ million
1.26
1.27
1.40
1.52
1.54
2002
2003
2004
2005
2006

Total staff strength

In support of our business expansion in Hong Kong and overseas, our workforce grew during the year.


Numbers of staff
6,891
618
551
886
4,836
6,629
642
402
855
4,730
6,555
660
366
860
4,669
6,513
689
246
896
4,600
82
6,639
833
265
909
4,528
104
Property development and management
Engineering and project
Corporate management and service departments
Operations
China and international businesses
2002
2003
2004
2005
2006



ABOVE *The "More Time Reaching Community" scheme supported 81 initiatives involving over 1,500 volunteers*

Success during the year included two Company apprentices being awarded the Outstanding Apprentices/Trainees Award by the Vocational Training Council. The Company has won similar awards for nine consecutive years. In addition, 17 trainers successfully acquired China's National Enterprise Trainer Qualification, which will help support our growth strategy in the Mainland of China.

Leadership development

Developing talent for general management continues to be an important task and three key initiatives continued during the year, designed to establish a pipeline of management prospects via a rigorous selection process, comprehensive development programmes, cross-functional placements and other world-class practices.

The People Development Initiative identifies and develops high potential staff at executive and senior managerial level. The Executive Associate Scheme identifies and fast tracks development of high potential staff at the middle management level. Finally, the Graduate Trainee Programme recruits and develops top-notch graduates from the Mainland of China, Hong Kong and overseas, under a three-year development programme that includes cross-functional placements.

Support for growth business

With our businesses outside Hong Kong growing rapidly, during the year we established a designated HR team to specifically support this aspect of our operations.

Currently more than 170 full-time-equivalent staff members are involved in consultancy business, investment projects and overseas business development, with over 30 stationed in Beijing, Shanghai, Taiwan, the United Kingdom and other parts of the world.

To enhance the skills and knowledge of staff involved in our growth businesses, we organised intensive training programmes and regular workshops on business related topics.

We also regularly review and adjust the relocation support provided and during the year a "Stay-in-touch Employee Care & Communication Programme" was launched to enhance communication with our staff working outside Hong Kong and foster a feeling of connectedness with the Hong Kong operations.

Review of 2006 financial results

Profit and loss

Fare revenue from MTR Lines increased by 3.3% to HK$5,911 million as a result of a 1.0% growth in patronage to 867 million and a 2.2% increase in average fare to HK$6.82. The increase in average fare was due to the full-year effect of both changes in certain promotion programmes and the opening of DRL operations.

Fare revenue from the Airport Express increased by 9.1% to HK$612 million due to a patronage increase of 12.8% to 9.6 million resulting from growth in air-passengers and the full-year effect of the opening of the AWE Station, partly offset by a 3.4% decline in average fare to HK$63.85 attributable to the lower average fare for passengers travelling to and from the AWE Station.

Non-fare revenues increased by 5.1% to HK$3,018 million, comprising HK$1,606 million from station commercial and other businesses and HK$1,412 million from property ownership and management. In 2005, a one-off income was received from settlement of an early termination of a telecommunication contract. Excluding this and other minor non-recurring incomes received in 2006 relating to mobile network upgrading, non-fare revenue would have increased by 7.7%.

Income from station commercial and other businesses increased by 3.3%, attributable mainly to growth in advertising income and shop rental which rose by 4.7% and 13.7% respectively. This growth was supported by the strong economy and our introduction of new advertising formats as well as expansion of kiosk area from the station renovation programme. Ngong Ping 360, which opened in September 2006, also contributed HK$64 million to revenue. Income growth in telecommunications was affected by the non-recurring income received in 2005 and the continuous cannibalisation and pricing pressure in the mobile phone market. Consultancy and other miscellaneous business revenues were steady.

With continued growth in the retail market and the addition of more retail space and property management contracts in the portfolio, income from property ownership and management increased by 7.3% to HK$1,412 million. Rental income increased by 6.8% to HK$1,263 million as a result of higher rental rates achieved on relet and renewal cases, increased turnover rent received and the full-year operation of The Lane as well as the opening of the Choi Hung Park and Ride and The Edge in 2006. Property management income increased by 12.0%, mainly attributable to the expansion of the management portfolio, including new additions such as The Arch, The Grandiose and Metro Town.

Operating profit contributions

Good overall results maintained despite slightly lower profit from property development.


in HK$ billion
7.8
0.8
3.8
3.2
9.1
0.8
5.4
2.9
9.1
0.9
4.6
3.6
11.2
1.1
6.1
4.0
11.0
1.1
5.8
4.1
Property ownership and management
Property development
Railway operations and related businesses
2002
2003
2004
2005
2006

Net results from underlying businesses

The lower development profit also affected net profit before investment property revaluation.


in HK$ billion
12
10
8
6
4
2
0
11.0
9.5
6.0
Turnover
Operating profit before depreciation (after property development profit)
Net profit excluding investment property revaluation (profit from underlying businesses)
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Staff costs and related expenses rose by 2.4% during the year, mainly due to annual salary increase. Operational rent and rates reduced by 29.3% owing to a one-off income from settlement with Government on ratable value assessment relating to the Tseung Kwan O Line, backdated to 2002 when it opened. Excluding this one-off item, operational rent and rates would have increased by 9.8%. Expenses related to station commercial and other businesses increased by 23.7%, in line with the growth of business activities, while property ownership and management expenses increased by 31.1%, mainly due to business expansion in Hong Kong and expenditures for Ginza Mall in Beijing. Project studies and business development expenses increased by HK$125 million due to increased development activities in Hong Kong, the Mainland of China and Europe, as well as the pre-operating expenditures for Ngong Ping 360. Overall operating costs during the year increased by 7.1% to HK$4,340 million.

Operating profit from railway and related businesses before depreciation therefore increased by 2.0% from HK$5,101 million in 2005 to HK$5,201 million in 2006. Operating margin was 54.5%, compared to 55.7% in 2005.

Property development profit in 2006 amounted to HK$5,817 million compared to HK$6,145 million in 2005, mainly comprising surplus proceeds from The Grandiose and Central Heights at Tseung Kwan O Station and Metro Town (Tiu Keng Leng Phase 1), recognition of deferred income from Coastal Skyline and Caribbean Coast at Tung Chung Station, Harbour Green at Olympic Station and Elements at Kowloon Station, as well as sharing-in-kind in respect of an additional floor area of 7,609 square metres at Elements at Kowloon Station.

Operating profit before depreciation was HK$11,018 million, a slight reduction of 2.0% from HK$11,246 million in 2005. Depreciation charge for the year amounted to HK$2,674 million. This represents a similar level as in 2005 after accounting for the addition of Ngong Ping 360 and other new assets, as well as the full year depreciation charge in 2006 for DRL and the AWE Station, which were offset by the termination of depreciation on certain assets which have been fully depreciated.

Net interest expense for 2006 amounted to HK$1,398 million, an increase of 2.7% owing to the rise in interest rates and the expensing of interest costs relating to DRL and the AWE Station which are no longer capitalised. With higher market interest rates, the Company's average interest cost increased from 5.1% in 2005 to 5.5% in 2006, whilst interest cover reduced from 7.6 times in 2005 to 6.7 times in 2006. In compliance with the Hong Kong Accounting Standard ("HKAS") 40 on revaluation of investment properties, the increase in market value of our investment properties in 2006 of HK$2,178 million pre-tax (HK$1,797 million post-tax) was recognised in the profit and loss account. In 2005, an amount of HK$2,800 million pre-tax (HK$2,310 million post tax) was recognised in the profit and loss account.

The Company's share of net profit of OHL amounted to HK$68 million, an increase of 70% from 2005. The Company's share of costs for bidding for the South Western Franchise in the United Kingdom, via a jointly controlled entity established with the joint venture partner, amounted to HK$23 million. Tax expense comprising mainly deferred tax provision amounted to HK$1,411 million. As a result, the net profit for the Group in 2006 declined by 8.3% to HK$7,758 million, of which HK$7,759 million was attributable to equity shareholders, a drop of 8.2% from 2005. Earnings per share correspondingly decreased from HK$1.55 in 2005 to HK$1.41 in 2006.

Turnover

Growth in revenue came across the board, supported by our expanding operations and a strong economy.


in HK$ million
Rental and management income
Station commercial and other revenue
Fare revenue
7,686
987
979
5,720
7,594
988
1,117
5,489
8,351
1,108
1,311
5,932
9,153
1,316
1,555
6,282
9,541
1,412
1,606
6,523
2002
2003
2004
2005
2006

Operating expenses

Most cost items rose, largely reflecting the growth in our business activities.


in HK$ million
Other railway expenses
Project study and business development expenses
Station commercial and property related expenses
Repairs, maintenance and consumables
Energy and utilities
Staff costs
3,672
465
218
352
556
502
1,579
3,847
455
49
549
605
546
1,643
3,822
398
167
522
645
544
1,546
4,052
543
142
596
616
541
1,614
4,340
495
267
755
631
539
1,653
2002
2003
2004
2005
2006

Excluding investment property revaluation and the related deferred tax provision, the underlying profit for the Group was HK$5,962 million with earnings per share of HK$1.08, which were respectively 2.9% and 4.4% lower than 2005.

The Board has recommended a final dividend of HK$0.28 per share, amounting to HK$1,554 million in total, with a scrip dividend option offered to all shareholders except those with registered addresses in the United States of America or any of its territories or possessions. As in previous years, The Financial Secretary Incorporated ("FSI") has agreed to receive its entitlement to dividends in the form of shares to the extent necessary to ensure that a maximum of 50% of the Company's total dividend will be paid in cash. On 8 November 2006, FSI agreed that it will extend its commitment to receive its entitlement to dividends in the form of shares (if a scrip dividend is offered by the Company) to the extent necessary to ensure that a maximum of 50% of the Company's total dividend will be paid in cash in respect of each of the three financial years ending 31 December 2009.

Balance sheet

The Group's balance sheet remains strong, with the bulk of assets invested in the railway system. Total fixed assets increased from HK$103,275 million in 2005 to HK$106,943 million as at 31 December 2006, mainly attributable to a surplus from investment property revaluation, the receipt of retail space (The Edge) at the Grandiose in Tseung Kwan O and 7,609 square metres gross of Elements at Kowloon Station as well as the capitalisation of Ngong Ping 360 upon commissioning in September 2006.

Railway construction in progress decreased from HK$1,006 million in 2005 to HK$232 million as at 31 December 2006, mainly resulting from transfer-out of the Ngong Ping 360 project costs to fixed assets upon completion, being partly offset by additional capital expenditures on the SkyPlaza Platform at the Airport and the Tseung Kwan O South Station projects.

Property development in progress represents costs incurred in property development sites less reimbursement already received from developers. Property development in progress as at 31 December 2006 increased to HK$3,297 million from HK$2,756 million in 2005, mainly due to the capitalisation of interest in respect of an interest-free loan provided to the property developer of Tsueng Kwan O Area 86 Package Two development, partly offset by reimbursement, received from developer of the same project, of up-front costs expended.

Properties held for sale increased to HK$2,018 million from HK$1,311 million in 2005 comprising mainly unsold residential units at the Grandiose, Central Heights and Metro Town in Tseung Kwan O, and at The Arch in Kowloon Station.

Derivative financial assets and liabilities, which represent the fair value of derivative financial instruments as required by HKAS 39, were recorded at HK$195 million and HK$515 million respectively as at 31 December 2006 as compared to HK$234 million and HK$307 million respectively in 2005. The movements were mainly due to higher US interest rates and stronger Hong Kong dollar forward exchange rates during the period, causing a decline in the value of the Group's interest rate and currency fair value hedges.

Operating margin

Operating margin has shown a steady improvement since 2003.


Percentage
60
50
40
30
20
10
2002
2003
2004
2005
2006

- Operating margin (before depreciation)
- Operating margin (after depreciation)

Fixed assets growth

Surplus on property revaluation, capitalisation of Ngong Ping 360, as well as receipt of The Edge and part of Elements led to the growth in fixed assets.


in HK$ billion
94.3
10.3
84.0
96.9
14.2
82.7
99.7
18.9
80.8
103.3
22.8
80.5
106.9
26.3
80.6
2002
2003
2004
2005
2006

- Investment properties
- Other property, plant and equipment

Debtors, deposits and payments in advance decreased significantly to HK$1,894 million from HK$3,095 million in 2005 as a result of collection of receivable from purchasers of residential units which had been pre-sold.

The interest-free loan of HK$4,000 million lent to the property developer of Tseung Kwan O Area 86 Package Two development was recognised on the balance sheet at its fair value of HK$3,232 million at inception. As at the end of the year, this loan receivable carried a balance of HK$3,355 million after recognition of capitalised interest of HK$123 million accrued during the year.

The carrying amount of total debt outstanding at year end was HK$28,152 million. Excluding the mark-to-market and hedge accounting effects, total debt outstanding was HK$28,768 million, an increase of HK$94 million compared with 2005. Total debt drawn down during the year amounted to HK$8,428 million, which was primarily used for refinancing purposes.

Deferred income decreased from HK$3,584 million in 2005 to HK$1,682 million following profit recognition at Tung Chung, Kowloon and Olympic station development packages, in accordance with the progress of property construction and pre-sales activities.

Deferred tax liabilities increased from HK$8,011 million to HK$9,453 million, mainly attributable to the tax effect on profit for the year, including provision on property revaluation, at the standard Hong Kong Profits Tax rate of 17.5%.

Share capital, share premium and capital reserve increased by HK$1,189 million to HK$38,639 million at year end due to shares issued for scrip dividend and share options exercised. Together with increases in fixed asset revaluation and other reserves of HK$253 million and retained earnings net of dividends of HK$5,450 million, total equity attributable to equity shareholders increased to HK$76,767 million from HK$69,875 million as at 31 December 2005. As a result, the Group's debt-to-equity ratio improved from 40.4% to 36.7% at 2006 year end and net debt-to-equity ratio from 39.9% to 36.3%.

Cash flow

Net cash inflow generated from railway and related activities increased from HK$5,189 million in 2005 to HK$5,400 million for the year, while cash receipts from developers and purchasers in respect of property development projects also increased from HK$2,610 million in the previous year to HK$4,400 million. Outflows for capital project payments, interest expenses, changes in working capital and dividend payments amounted to HK$5,934 million before a one-off interest-free loan of HK$4,000 million provided to a property developer, as compared to HK$5,993 million for the previous year. Hence, excluding the one-off interest-free loan, the Company would have recorded a net cash inflow of HK$3,866 million compared to HK$1,806 million in 2005. After this one-off loan advance, there was a cash deficit of HK$134 million which was financed by an increase in debt of HK$94 million and a drawdown of cash balances of HK$40 million.

Cash utilisation

2006 saw a minor net cash outflow, against an inflow in 2005, as the Company invested in new projects and provided a loan to a developer.


in HK$ billion
Source of Cash
Net borrowings
Receipts from property developers and purchasers
Operating activities
Use of Cash
Others, net
Loan provided to a property developer
Net loan repayment
Dividends paid
Interest paid
Capital expenditure
Source of Cash
Use of Cash
7.8
2.6
5.2
10.0
0.2
4.4
5.4
7.8
0.2
1.6
1.1
1.4
3.5
10.0
0.3
4.0
1.2
1.6
2.9
2005
2006
2005
2006

Debt servicing capability

Total debt outstanding reduced slightly in 2006, with MTR Corporation's debt service ability remained strong and the debt-to-equity ratio improved.


EBITDA/total loans outstanding
Percent (left scale)
Interest cover
Times (right scale)
Debt-to-equity ratio
Percentage
45
40
35
30
25
20
15
10
5
9
8
7
6
5
4
3
2
1
39
6.7
62.5
55.9
49.1
40.4
36.7
2002
2003
2004
2005
2006

Financing activities

New financings

During the first half of 2006, Hong Kong dollar interest rates rose in tandem with US rates as the Federal Reserve continued to pursue a tighter monetary policy by raising the Fed Funds target rate. Interest rates stabilised when the Fed Funds rate reached 5.25% and the Federal Reserve signalled a temporary halt to the tightening policy. During the year, the Hong Kong dollar market continued to be flooded with liquidity, attracting strong capital inflows from the buoyant stock market and IPO activities. As a result, Hong Kong dollar interest rates remained consistently below US rates during the year.

In 2006, the Group continued to focus our fund raising activities in the Hong Kong dollar market to take advantage of the excess liquidity and lower interest rates. In February and November, the Group successfully launched two separate fixed rate medium term note (MTN) issues via private placement, a HK$500 million 2-year note and a HK$1.0 billion 3-year note with respective coupon rates of 4.3% and 4.15%.

The excess liquidity in the market also helped drive down credit spreads in the banking market further, enabling the Group to enter into a number of bilateral loan facilities on attractive terms. During the year, the Group arranged a total of HK$2.6 billion in bilateral bank loans, comprising HK$1.5 billion in 5 years maturity and HK$1.1 billion in 7 years maturity. This, together with the HK$1.5 billion MTNs issued, helped raise a total of HK$4.1 billion of new financings for the Group in the year.

As at the end of 2006, the Group had total undrawn committed facilities of HK$5.7 billion, which together with cash on hand and projected positive operating cash flow during 2007 are expected to provide sufficient coverage for anticipated funding needs well through 2007.

Cost of borrowing

The Group's exposure to interest rate risk is well contained due to our conservative mix of fixed and floating rate debts, and ability to secure attractive fixed rate financings. As a result, despite the significant increase in short-term rates in the first half, average borrowing cost for the year rose to 5.5% from 5.1% in 2005. Due to the higher average rate and increased borrowings, gross interest expense for 2006 increased by HK$49 million to HK$1,524 million.

Risk management

We continued to conduct our financing and hedging activities in accordance with our well-established Preferred Financing Model, which seeks to diversify risks by specifying the preferred mix of fixed and floating rate debt, the permitted level of currency exposure, a well-balanced spread of maturities, the use of different types of financing instruments and an adequate length of financing horizon. In doing so, the Company was able to maintain a well diversified debt portfolio with adequate forward coverage of its future funding requirement.

Sources of borrowing

Although Hong Kong is our main market, our strategy is to diversify our funding sources and maintain ready access to other important international markets.

Percentage (As at 31 December 2006)


13
57
1
20
37
16

By market
- ■ Hong Kong
- □ US
- □ Japan
- □ Europe
- ■ Asia (excluding Japan)

By instrument
- ■ US$ Global bonds
- □ Medium term notes
- □ US$ Eurobonds
- □ HK$ bonds
- ■ Bank loans & export credits

Use of interest rate and currency risk hedging products

The Company is an active user of derivative financial instruments, and has a strict policy of limiting their use for hedging purposes only.

Percentage (As at 31 December 2006)*


4
34
2006
2005
34
64
20
31
20
52

By instrument
- ■ Interest rate swaps
- □ Cross currency & interest rate swaps
- ■ Foreign exchange forwards

By maturity
- ■ Beyond 5 years
- □ 2 to 5 years
- □ Within 2 years

* *Calculated based on nominal value*

The Company remains an active corporate user of derivative financial instruments to manage our debt portfolio. The policy of the Company stipulates that these instruments can only be used for hedging purposes to reduce exposure to interest rate and currency risks, and not for speculation or trading purposes. To monitor and control counterparty risk exposure, the policy requires all counterparties to have a minimum credit rating of A-/A3, and that limits be assigned to these counterparties in accordance to their credit ratings. In addition, the Company adopts a risk monitoring framework based on the widely accepted "value-at-risk" methodology, and an "expected loss" concept to quantify and monitor these exposures.

Credit ratings

The Company was the first Hong Kong corporate entity to obtain internationally recognised credit ratings and has since maintained strong ratings on par with the Hong Kong SAR Government based on our credit fundamentals, prudent financial management and continuous Government support.

In May, Moody's upgraded the Company's long-term foreign currency issuer rating from A1 to Aa3 with a stable outlook, following a review of corporate ratings throughout the region based on its revised rating methodology for "Foreign-Currency Ceilings". At the same time, Moody's reaffirmed the Company's short-term issuer rating at P-1 and long-term local currency issuer/foreign currency debt ratings at Aa3, with a stable outlook. In July, Moody's changed the rating outlook for the Company from stable to positive.

In July, Standard & Poor's raised the Company's long-term local/foreign currency ratings from AA- to AA and reaffirmed our short-term local/foreign currency ratings at A-1+ with a stable outlook.

Credit ratings	Short-term ratings*	Long-term ratings*
Standard & Poor's	A-1+/A-1+	AA/AA
Moody's	–/P-1	Aa3/Aa3
Rating and investment Information Inc. (R&I)	a-1+/–	AA/AA

* Ratings for Hong Kong dollar/foreign currency denominated debts respectively.

In August, R&I also upgraded the Company's long-term foreign currency rating from AA- to AA and reaffirmed our short/long-term local currency ratings at a-1+/AA with a stable outlook.

Preferred financing model and debt profile

The Preferred Financing Model exemplifies the Company's prudent approach to debt management and helps ensure a well balanced debt portfolio.


(Preferred Financing Model) vs. Actual debt profile
As at 31 December 2006
Source
in percentage
(20-50)16
(0-15)4
(0-10)1
Capital market instruments
Export credits
Medium term loans
Short term loans and overdrafts
Interest rate base
in percentage
(40-60)61
Fixed rate
Floating rate
Financing horizon
in months
(6-15)12
Maturity
in percentage
(10-40)15
(30-60)37
Within 2 years
2 to 5 years
Beyond 5 years
Currency
in percentage
(0-30)0.2
HK$
US$

Investment in new railway lines and existing network in Hong Kong

Projected capital expenditures between 2007–2009, based on existing network and committed projects, are estimated at HK$5 billion.


In HK$ billion
Plan
2.5
2.0
1.5
1.8
1.6
1.6
0.9
0.6
Tseung Kwan O Line further capital works
Airport Railway further capital works
Disneyland Resort Line, Tung Chung Cable Car and other projects
Urban Lines
2004
2005
2006
2007
2008
2009
2010
2011

Financial planning

We continued to use our comprehensive long-term financial planning model based on well-established methodologies to plan our railway operations and evaluate new projects and investments. The model subjects all investment proposals to rigorous evaluations that take into account our weighted average cost of capital and required rate of return. To ensure our assumptions are realistic and robust, we also carefully review all key assumptions used in the model, and conduct sensitivity analyses on key variables, taking into account present business and economic conditions, and future likely changes. To manage our cost of capital effectively, detailed assessment of our funding requirement and capital structure is conducted on a regular basis.

Financing capacity

The Company's current projected capital expenditure programme comprises three parts – railway and property projects in Hong Kong, and overseas investment. Capital expenditure for railway projects in Hong Kong consists mainly of capital outlays for sustaining and upgrading existing lines as well as investment in new railway projects, whilst for property development, it comprises mainly the costs of fit-out works for Elements, property development enabling works for Tseung Kwan O South Station and common infrastructure works for Area 86 development sites. For overseas investments, it consists mainly of capital expenditure for Shenzhen Metro Line 4 construction and the related property development as well as equity investment for BJL4. Based on current programmes, total capital expenditures for the three years between 2007 and 2009 are estimated to be approximately HK$5 billion for railway projects, HK$1.4 billion for property investment in Hong Kong and HK$6.4 billion for overseas investments, resulting in a total of HK$12.8 billion. Of the HK$6.4 billion requirement for overseas investment, a RMB3.6 billion project loan for the Shenzhen Metro Line 4 project has already been secured. In light of our strong financial position and these modest commitments, the Group expects to have sufficient financing capacity to fund other new investment opportunities in Hong Kong such as West Island Line, the South Island Line (East) and (West), and overseas.

Ten-year statistics

	2006*	2005*	2004*	2003*	2002*	2001*	2000*	1999	1998	1997
Financial										
Profit and loss account *in HK$ million*										
Turnover	**9,541**	9,153	8,351	7,594	7,686	7,592	7,577	7,252	6,981	6,574
Operating profit before depreciation	**11,018**	11,246	9,097	9,116	7,769	7,301	7,290	5,523	4,720	3,805
Depreciation	**2,674**	2,682	2,499	2,402	2,470	2,178	2,091	2,039	1,426	927
Interest and finance charges	**1,398**	1,361	1,450	1,539	1,125	874	1,143	1,104	475	95
Increase in fair value (net of deferred tax) on investment properties†	**1,797**	2,310	2,051	–	–	–	–	–	–	–
Profit	**7,758**	8,463	6,543	4,450	3,579	4,278	4,069	2,116	2,819	2,783
Dividend proposed and declared	**2,328**	2,299	2,259	2,215	2,161	2,118	500	–	–	1,252
Earnings per share *in HK$*	**1.41**	1.55	1.23	0.85	0.70	0.85	0.81	0.42	–	–
Balance Sheet *in HK$ million*										
Total assets	**120,421**	113,666	106,674	102,366	101,119	98,126	92,565	87,250	82,104	75,428
Loans, obligations under finance leases and bank overdrafts	**28,152**	28,264	30,378	32,025	33,508	31,385	27,203	23,177	16,897	10,875
Deferred income	**1,682**	3,584	4,638	5,061	6,226	8,411	10,403	13,776	15,970	16,705
Total equity attributable to equity shareholders	**76,767**	69,875	61,892	57,292	53,574	53,893	50,355	45,115	42,601	41,815
Financial Ratios *in percentage*										
Operating margin	**54.5**	55.7	54.2	49.3	52.2	53.4	51.7	48.2	47.3	53.7
Non-fare revenue as a percentage of turnover	**31.6**	31.4	29.0	27.7	25.6	24.6	24.6	22.2	22.1	21.0
Debt-to-equity ratio	**36.7**	40.4	49.1	55.9	62.5	58.2	54.0	51.4	39.7	26.0
Debt-to-equity ratio (excluding revaluation reserves)	**37.1**	40.9	49.3	63.3	71.1	66.4	62.2	58.5	45.0	31.3
Interest cover *in times*	**6.7**	7.6	6.1	5.6	4.5	3.8	3.8	3.7	5.1	15.7
Employees										
Corporate management and service departments	**909**	896	860	855	886	930	966	1,031	1,317	1,104
Operations	**4,528**	4,600	4,669	4,730	4,836	4,756	4,943	5,132	5,890	4,575
Engineering and project	**265**	246	366	402	551	978	904	918	1,111	2,380
Property development and management	**833**	689	660	642	618	567	519	456	468	427
China and international businesses‡	**104**	82	–	–	–	–	–	–	–	–
Total	**6,639**	6,513	6,555	6,629	6,891	7,231	7,332	7,537	8,786	8,486

* Consolidated results
† New accounting standard requirement
‡ New division established in 2005

	2006*	2005*	2004*	2003*	2002*	2001*	2000*	1999	1998	1997
Railway operations										
Revenue car km operated										
in thousands										
MTR Lines	**115,784**	114,449	114,364	112,823	103,318	96,751	92,199	94,704	94,260	84,258
Airport Express	**20,077**	17,122	16,081	15,227	19,467	19,458	19,557	19,394	9,011	–
Total number of passengers										
in thousands										
MTR Lines	**866,754**	857,954	833,550	770,419	777,210	758,421	767,416	779,309	793,602	811,897
Airport Express	**9,576**	8,493	8,015	6,849	8,457	9,022	10,349	10,396	3,928	–
Average number of passengers										
in thousands										
MTR Lines – weekday average	**2,523**	2,497	2,403	2,240	2,261	2,231	2,240	2,284	2,326	2,382
Airport Express – daily average	**26**	23	22	19	23	25	28	29	22	–
Average passenger km travelled										
MTR Lines	**7.7**	7.6	7.7	7.7	7.6	7.4	7.3	7.4	7.4	7.4
Airport Express	**29.7**	30.4	30.2	29.7	29.9	29.8	29.7	29.9	31.2	–
Average car occupancy										
MTR Lines	**58**	57	56	53	57	58	61	61	62	71
Airport Express	**14**	15	15	13	13	14	16	16	14	–
Proportion of franchised public transport boardings										
in percentage										
All movements	**25.0**	25.2	24.8	24.3	23.5	23.5	24.1	25.2	25.7	25.9
Cross-harbour movement	**60.9**	61.2	59.6	58.7	58.2	57.4	57.9	60.3	61.9	64.2
Proportion of transport boardings										
in percentage										
To/from the airport	**23**	22	21	23	25	27	28	32	25	-
HK$ per car km operated (all services)										
Fare revenue	**48.0**	47.7	45.5	42.9	46.6	49.3	51.1	49.4	52.7	61.6
Railway operating costs	**22.1**	22.8	22.3	22.5	22.8	24.6	26.8	27.3	29.2	29.5
Railway operating profit	**25.9**	24.9	23.2	20.4	23.8	24.7	24.3	22.1	23.5	32.1
HK$ per passenger carried (all services)										
Fare revenue	**7.44**	7.25	7.05	7.06	7.28	7.46	7.35	7.14	6.82	6.39
Railway operating costs	**3.43**	3.47	3.45	3.70	3.57	3.72	3.85	3.94	3.78	3.06
Railway operating profit	**4.01**	3.78	3.60	3.36	3.71	3.74	3.50	3.20	3.04	3.33
Safety Performance										
Number of reportable events^	**826**	748	701	641	690	686	748	859	842	814
Reportable events per million passengers carried^	**0.94**	0.86	0.83	0.82	0.88	0.89	0.96	1.09	1.05	1.00
Number of staff and contractors' staff accidents	**23**	31	25	33	24	39	36	49	65	54

^ Reportable events are occurrences affecting railway premises, plant and equipment, or directly affecting persons (with or without injuries), that are reportable to the Secretary for the Environment, Transport and Works of the Hong Kong SAR Government under the Mass Transit Railway Regulations, ranging from suicides/attempted suicides, trespassing onto tracks, to accidents on escalators, lifts and moving paths.

Investor relations

Investors and MTR Corporation

MTR Corporation is committed to maintaining good relations with its wide base of institutional and retail investors. We believe that shareholder value and understanding of our credit can be enhanced by clearly communicating the Company's corporate strategies, business development and future outlook through a continuous and active dialogue with existing and potential investors.

To communicate clearly and effectively, the Company aims to provide regular, full and timely information on corporate developments that may affect the interests of shareholders, lenders and bondholders.

As a result of this commitment, for over two decades in the international capital markets, MTR Corporation has demonstrated a high standard of corporate governance and disclosure, becoming recognised as a leader in investor relations practices in Asia.

Communicating with institutional investors

Our proactive approach to investor relations has made MTR Corporation one of the most widely covered companies in the region. A number of major local and international research houses currently publish reports on MTR Corporation on a regular basis and we are also followed by analysts from a wide range of buy-side institutions.

Management remains dedicated to maintaining an open dialogue with the investment community to ensure a thorough understanding of the Company and its business strategies. During 2006 the company participated in four major investor conferences and organised other non-deal investor roadshows. Senior management visited several international financial centres, including London, New York, San Francisco, Boston and Singapore, to meet with institutional investors. In all, over 270 meetings were held with institutional investors and research analysts in Hong Kong and overseas in 2006.

Retail shareholder's programme

MTR Corporation greatly values the long-standing shareholder support that has been given by many individual shareholders. Following prior year successes with shareholder programmes, in 2006 we launched four programmes allowing shareholders to enjoy various exclusive benefits, such as the redemption of cash vouchers upon spending stipulated minimum amounts in MTR shopping centres and offers of ticket discounts on the Airport Express and DRL.

Access to information

To ensure all shareholders have equal and timely access to important company information, MTR Corporation makes extensive use of the company website to deliver up to date information. Annual reports are available in both summary and full versions, in English or Chinese. Shareholders can, based on their needs, choose to receive different versions of the annual reports. These reports, together with other stock exchange filings, are also accessible on the corporate website. During 2006, the Investor Relations section of the website was upgraded to include additional information, such as historical monthly patronage figures and webcasts of results announcements.

The Company's dedicated hotline to answer individual shareholders' enquiries handled more than around 37,000 such calls in 2006.

In support of the Company's continued commitment in the area of sustainability, during the year shareholders were encouraged to opt for electronic means to receive corporate communications materials.

Index recognition

MTR Corporation's position in the Hong Kong market as a blue chip stock with a sizeable market capitalisation and a high degree of liquidity is affirmed through the continued inclusion of our stock in some of the most important benchmark indices. The stock is currently a constituent member of the Hang Seng Index, MSCI Index and FTSE Index series.

Since 2002, our achievements in the areas of corporate social responsibility and sustainability have been recognised by both the Dow Jones Sustainability Index and the FTSE4Good Index. MTR Corporation remains one of the few companies from Hong Kong that is able to meet and maintain the globally recognised standards required for inclusion in these indices.

Market recognition

For the 18th consecutive year the Company's Annual Report again achieved recognition from the Hong Kong Management Association (HKMA), as the 2005 report won the Silver Award under the "General Category" in the 2005 Best Annual Reports Awards competition. In 2006, the Company was awarded "Highly Commended – Grand Prix for Best Overall Investor Relations at a Hong Kong Company – Large Cap" as well as "Certificate of Excellence" in Investor Relations by *IR Magazine*.

Key shareholder information

Financial calendar 2007

Announcement of 2006 results	13 March
Last day to register for 2006 final dividend	4 April
Book closure period	10 to 17 April (both dates inclusive)
Annual General Meeting	7 June
2006 final dividend payment date	On or about 26 June
Announcement of 2007 interim results	August
2007 interim dividend payment date	October
Financial year end	31 December

Principal place of business and registered office

MTR Corporation Limited, incorporated and domiciled in Hong Kong
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Telephone: +852 2993 2111 Facsimile: +852 2798 8822

Website

www.mtr.com.hk

Share information

Listing

MTR Corporation Limited's shares are listed on The Stock Exchange of Hong Kong. In addition, shares are traded in United States through an American Depositary Receipt (ADR) Level 1 Programme sponsored by JP Morgan Chase Bank. The shares are also quoted on the London International Bulletin Board.

Ordinary shares (as at 31 December 2006):

Shares outstanding	5,548,613,951 shares
Hong Kong SAR Government shareholding:	4,249,276,330 shares (76.58%)
Free float:	1,299,337,621 shares (23.42%)

Nominal value	HK$1 per share
Market capitalisation (as at 31 December 2006):	HK$108,531 million

Dividend policy

Subject to the financial performance of the Company, we expect to pay two dividends each financial year with interim and final dividends payable around October and June respectively, with the interim dividend representing approximately one third of the total dividends to be paid for the entire year.

Dividend per share (in HK$)

2005 Final Dividend	0.28
2006 Interim Dividend	0.14
2006 Final Dividend	0.28

ADR Level 1 Programme

Ordinary share to ADR ratio	10:1
Depositary Bank	JP Morgan Chase Bank 40th Floor, One Chase Manhattan Plaza New York, NY 10081 USA

Index constituent

MTR Corporation Limited is a constituent of the following indices:
Hang Seng Index Series
MSCI Index Series
FTSE All-World Hong Kong Index
FTSE4Good Global Index
Dow Jones Sustainability World Index

Stock codes

Ordinary shares

The Stock Exchange of Hong Kong	66
Reuters	0066.HK
Bloomberg	66 HK
ADR Level 1 Programme	MTRJY

Annual report 2006

Our annual report is available in both English and Chinese. Shareholders can obtain copies by writing to:
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

If you are not a shareholder, please write to:
Corporate Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong

Our annual/interim reports and accounts are also available online at our corporate website at www.mtr.com.hk

Shareholder enquiries

Our enquiry hotline is operational during normal office hours:
Telephone: +852 2881 8888

Investor relations

For enquiries from institutional investors and securities analysts, please contact:
Investor Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Email: investor@mtr.com.hk

Sustainability

MTR Corporation has been a leader among Asian companies and among rail companies world wide in implementing sustainable development as a process that has grown from commitment to business driver. The objective is to create value for stakeholders through sustainable competitive advantage achieved by way of a dynamic interaction between focused strategy, cost leadership and value-added. Throughout 2006, we made further progress in integrating sustainability into all of our operations.

Sustainability drives the business case

In 2004, MTR Corporation started implementing its Diamond Strategic Vision for driving change within the Company, which has helped embed sustainability, corporate social responsibility, and community programmes into all aspects of operations.

The vision forms the framework in which we steward the Company's businesses. The strategy focuses on the four key areas of community, process, strategy and people. Its aim is to encourage employees to implement best practices through a working ethos of flexibility, creativity and enterprising spirit. The vision thus drives how MTR Corporation delivers value to the business activities and to its stakeholders.

The Company's structured processes and systems to manage risk, as part of our cost reduction / optimization programmes, are enshrined in our Enterprise Risk Management activities. Engagement with stakeholders allows us to understand their interests and add value by pursuing subsequent development opportunities.

As a result, we have succeeded in bringing sustainable best practice to frontline operations. This working commitment to best practice guides individual employees in taking socially responsible actions for workplace decisions and practices. In turn, it has engendered a strong sense of community, aiming to make Hong Kong a better place to live and work through our services.

World citizenship

MTR Corporation is taking a responsible position in its stewardship of the Company and the resources it uses and contributes to the community. In 2006, we officially adopted the MTR Corporation Climate Change Policy. This policy is modelled on the recently published policy of the International Union of Public Transport (UITP). MTR Corporation currently chairs the UITP's Sustainable Development Commission and takes an active role in climate change initiatives.

Our climate change policy commits us to adapt to and mitigate the risks posed by climate change. We aim to achieve this by becoming one of the global business community's most resource efficient and ecologically sustainable railways and property service providers.

Global recognition

As a listed company we are a constituent of the Hang Seng, MSCI and FTSE All-World Hong Kong indices series. We actively maintain membership in international benchmarks that promote and measure sustainability such as the DJSI, FTSE4Good and Ethibel indices. We also participate each year in major best practice reporting exercises under CoMET (Community of Metros), The World Economic Forum and the Global Reporting Initiative.

In 2006, MTR Corporation ranked seventh amongst the 100 global corporate leaders in sustainability reporting in the recent Global Reporters 2006 survey undertaken by UK-based think tank, SustainAbility, in association with the United Nations Environment Programme (UNEP) and Standard & Poor's. The Company was singled out for its reporting excellence, in particular, governance and business strategy. The Company debuts as the only Asia-based corporation, the only transport organisation and one of only two non-OECD companies amongst the top ten leaders named in the survey.

Our Climate Change Policy

Our Climate Change Policy takes as its guide the policy recently developed by the UITP. The aim of the policy is to work towards a positive impact on the global environment. It is intended to apply consistently across all our businesses in the diverse markets in which we operate, in particular, the Mainland of China.

The key actions to be taken under the policy are to:

- assess risks and opportunities posed by climate change
- implement actions to mitigate those risks
- reduce our direct carbon emissions in a targeted and continuous fashion
- influence our energy providers to address the climate change issue
- report on achievements annually

Corporate Governance Practices

The Company is committed to ensuring high standards of corporate governance in the interests of shareholders and devotes considerable effort to identifying and formalising best practices. This Report describes how the Company has applied the principles of the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Listing Rules.

The Company has complied throughout the year ended 31 December 2006 with the Code Provisions except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the MTR Ordinance) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. As there are currently nine Directors subject to the requirement to retire by rotation, and one-third of them shall retire at each annual general meeting of the Company (subject to re-election by the shareholders), each of these Directors is effectively appointed for a term of approximately three years.

The Board of Directors

The overall management of the Company's business is vested in the Board. Pursuant to the Articles of Association and the Protocol adopted by the Board, the Board has delegated the day-to-day management of the Company's business to the Executive Directorate, and focuses its attention on matters affecting the Company's overall strategic policies, finances and shareholders. These include financial statements, dividend policy, significant changes in accounting policy, annual operating budget, certain material contracts, strategies for future growth, major financing arrangements and major investments, risk management strategies, treasury policies and fare structures.

The Board comprises 11 members, consisting of one executive Director (the Chief Executive Officer) and ten non-executive Directors, of whom six are independent non-executive Directors. In this regard, the Company exceeds the requirement of the Listing Rules which requires every board of directors of a listed issuer to have at least three independent non-executive directors.

Following the Board's decision to split the roles of Chairman and Chief Executive Officer, Dr. Raymond Ch'ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years. In July 2006, he was re-appointed as the non-executive Chairman of the Company with effect from 21 July 2006 until 31 July 2007.

Mr. Chow Chung-kong was appointed as the Chief Executive Officer of the Company with effect from 1 December 2003 for a term of three years. He was also appointed as a Member of the Board on the same date. His contract as the Chief Executive Officer of the Company was renewed for a further term of three years with effect from 1 December 2006.

Two of the other non-executive Directors (being the Secretary for the Environment, Transport and Works and the Commissioner for Transport) are appointed by the Chief Executive of the HKSAR. Another non-executive Director, Mr. Frederick Ma Si-hang, is the Secretary for Financial Services and the Treasury of the Government of the HKSAR. The Government of the HKSAR through The Financial Secretary Incorporated, holds approximately 76% of the issued share capital of the Company.

Coming from diverse business and professional backgrounds, the non-executive Directors actively bring their valuable experience to the Board for promoting the best interests of the Company and its shareholders. On the other hand, the independent non-executive Directors contribute to ensuring that the interests of all shareholders of the Company are taken into account by the Board and that relevant issues are subjected to objective and dispassionate consideration by the Board. The Company has received confirmation from each independent non-executive Director about his/her independence under the Listing Rules, and continues to consider each of them to be independent.

Each Director ensures that he/she can give sufficient time and attention to the affairs of the Company. They are requested to disclose the number and nature of offices held in public companies or organisations and other significant commitments as well as their identity to the Company twice a year.

Biographies of the Members of the Board and the Executive Directorate are set out on pages 70 to 74. None of the Members of the Board and the Executive Directorate has any relationship (including financial, business, family or other material or relevant relationships) between each other, although Commissioner for Transport (Mr. Alan Wong Chi-kong) and Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung) were appointed by the Chief Executive of the HKSAR, and Mr. Frederick Ma Si-hang was appointed by The Financial Secretary Incorporated, and Ms. Christine Fang Meng-sang sits on various government advisory committees.

As permitted under its Articles of Association, the Company has arranged Directors' and Officers' Liability Insurance for which Members of the Board and officers of the Company do not have to bear any excess.

Chairman and Chief Executive Officer

The posts of Chairman and Chief Executive Officer are distinct and separate (please refer to the respective appointment of Dr. Raymond Ch'ien Kuo-fung as the non-executive Chairman of the Company, and Mr. Chow Chung-kong as the Chief Executive Officer of the Company and a Member of the Board on this page). The non-executive Chairman is responsible for chairing and managing the operations of the Board, as well as monitoring the performance of the Chief Executive Officer and Members of the Executive Directorate. Apart from ensuring that adequate information about the Company's business is provided to the Board on a timely basis, the Chairman also ensures that the non-executive Directors make an effective contribution at Board meetings. As head of the Executive Directorate, the Chief Executive Officer is responsible to the Board for managing the business of the Company.

The Chairman held a meeting on 7 March 2006 with all of the non-executive directors without the presence of Members of the Executive Directorate (including the Chief Executive Officer) to discuss the responsibilities of the Board, proceedings at Board Meetings and the performance of Members of the Executive Directorate. Another meeting was held by the Chairman on 13 March 2007.

Board Proceedings

The Board meets in person regularly, and all Members of the Board have full and timely access to relevant information and may take independent professional advice at the Company's expense, if necessary, in accordance with the approved procedures. The draft agenda for regular Board meetings is prepared by the Legal Director & Secretary and approved by the Chairman of the Company. Members of the Board are advised to inform the Chairman or the Legal Director & Secretary not less than one week before the relevant Board meeting if they wish to include a matter in the agenda of the meeting. The date of the Board meetings for the following year is usually fixed by the Legal Director & Secretary and agreed by the Chairman some time in the third quarter of each year.

At each regular Board meeting, Members of the Executive Directorate together with senior managers report to the Board on their business, including the operations, project progress, financial performance, corporate governance and outlook. The Chief Executive Officer also submits his Executive Summary, which focuses on the overall strategies and principal issues of the Company, to the Board. These reports, together with the discussions at Board meetings, provide information to enable all Members of the Board to make informed decisions for the benefit of the Company. The agenda together with board papers is sent in full at least 3 days before the intended date of the Board Meeting.

All Members of the Board have access to the advice and services of the Legal Director & Secretary, who is responsible for ensuring that the correct Board procedures are followed and advises the Board on all corporate governance matters. The Members of the Board also have full access to all Members of the Executive Directorate as and when they consider necessary.

In 2006, the Board held eight meetings. The proposed merger between the Company and KCRC was discussed at three Board meetings by the Members of the Board who did not have conflicts of interest. In addition, two special meetings solely on the proposed merger were held involving Members of the Board who did not have conflicts of interest. The Secretary for the Environment, Transport and Works and Mr. Frederick Ma Si-hang, the Secretary for Financial Services and the Treasury, were invited to attend one of those special meetings to express the Government's views on the proposed merger. They left the special meeting before the other Members of the Board, who did not have conflicts of interest, discussed the issues involved. Regular updates on other matters relating to the proposed merger (e.g. progress of the Legislative Council's Bills Committee meetings and other in-house integration activities such as staff briefing sessions and establishment of new committees) were also provided by relevant Members of Executive Directorate at board meetings.

The attendance record of each Member of the Board is set out below:

Directors	Attendance of Board meetings in 2006
Non-executive Directors	
Dr. Raymond Ch'ien Kuo-fung (Chairman)	10/10
Commissioner for Transport (Alan Wong Chi-kong)	8/8
Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung) * 3 meetings were attended by the alternate directors	8/8*
Frederick Ma Si-hang † 5 meetings were attended by his alternate directors	8/8†
Independent Non-executive Directors	
Professor Cheung Yau-kai	8/10
David Gordon Eldon	9/10
Christine Fang Meng-sang	9/10
Edward Ho Sing-tin	8/10
Lo Chung-hing	10/10
T. Brian Stevenson	7/10
Executive Director	
Chow Chung-kong (Chief Executive Officer)	10/10

The minutes of Board meetings are prepared by the Secretary of the meeting with details of the matters considered by the Board and decisions reached, including any concerns raised by the Members of the Board or dissenting views expressed. The draft minutes are circulated to all Members of the Board for their comment within a reasonable time after the meeting. The approved procedure is that the Board formally adopts the draft minutes at the subsequent meeting. If Members of the Board have any comment on the draft minutes, they will discuss it at that meeting, followed by a report on what has been agreed in the minutes of that meeting. Minutes of Board Meetings are kept by the Legal Director & Secretary and open for inspection by all Members of the Board at the Company's registered office.

Appointment, re-election and removal of Members of the Board

A person may be appointed as a Member of the Board at any time either by the shareholders in general meeting or by the Board upon recommendation by the Nominations Committee of the Company. Directors who are appointed by the Board must retire at the first annual general meeting after their appointment. A Director who retires in this way is eligible for election at that annual general meeting, but is not taken into account when deciding which and how many Directors should retire by rotation. In either case, the Directors so elected and appointed are eligible for re-election and re-appointment. At each annual general meeting of the Company, one third of the Directors (or, if the number of Directors is not divisible by three, such number as is nearest to and less than one third) must retire as Directors by rotation.

The Chief Executive of the HKSAR may, pursuant to Section 8 of the MTR Ordinance, appoint up to three persons as "additional directors". Directors appointed in this way may not be removed from office except by the Chief Executive of the HKSAR. These Directors are not subject to any requirement to retire by rotation nor will they be counted in the calculation of the number of Directors who must retire by rotation. In all other respects, the "additional directors" are treated for all purposes in the same way as other Directors. The Chief Executive has appointed the Office for the Secretary for Environment, Transport and Works and the Office for Commissioner for Transport as "additional directors". As there are currently nine Directors subject to the requirement to retire by rotation, and one-third of them shall retire at each annual general meeting of the Company (subject to re-election by the shareholders), each of these Directors is effectively appointed for a term of approximately three years.

Each of the Directors, on appointment to the Board, is given a comprehensive induction programme on key areas of business operations and practices of the Company, as well as a Directors' Manual. Amongst other things, the Manual not only sets out the general and specific duties of the Directors under general law (common law and legislation) and the Listing Rules, but also includes the Terms of Reference of the Board Committees. The Directors' Manual is updated from time to time to reflect developments in those areas.

To assist their continuous professional development, the Legal Director & Secretary recommends Directors to attend relevant seminars and courses. The costs for such training are borne by the Company.

Accountability

The Members of the Board are responsible for preparing the accounts of the Company and of the Group. The accounts are prepared on a going concern basis and give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006, and of the Group's profit and cash flow for the year then ended. In preparing the accounts for the year ended 31 December 2006, the Members of the Board have selected appropriate accounting policies and, apart from those new and amended accounting policies as disclosed in the notes to the accounts for the year ended 31 December 2006, have applied them consistently with previous financial periods. Judgments and estimates have been made that are prudent and reasonable. The reporting responsibilities of the External Auditor are set out on page 86.

In support of the above, the accounts presented to the Board have been reviewed by the Members of the Executive Directorate. For both the annual and interim reports and accounts, the Finance Division is responsible for clearing them with the External Auditor and then the Audit Committee. In addition, all new and amended accounting standards and requirements adopted by the Company have been discussed and approved at the Audit Committee before adoption by the Company.

Board Committees

As an integral part of good corporate governance, the Board has established the following Board Committees to oversee particular aspects of the Company's affairs. Each of these Committees comprises non-executive Directors who have been invited to serve as members. Each of the Audit, Remuneration and Nominations Committee is governed by its respective Terms of Reference, which are available on the Company's website: www.mtr.com.hk.

In respect of the proposed merger between the Company and KCRC, and for the purpose of looking after the interest of minority shareholders and ensuring good corporate governance, the Board has established the Independent Committee of the Board ("IBC"). Governed by its Terms of Reference, the IBC comprises all independent non-executive Directors of the Company and is chaired by Edward Ho Sing-tin.

All Committees are provided with sufficient resources to discharge their duties.

Audit Committee

The Audit Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The Members of the Committee are T. Brian Stevenson (chairman), Professor Cheung Yau-kai and the Commissioner for Transport (Alan Wong Chi-kong). None of the Committee Members is a partner or former partner of KPMG, the Company's External Auditor. The Finance Director, the Head of Internal Audit and representatives of the External Auditor of the Company are expected to attend meetings of the Committee. At the discretion of the Committee, others may also be invited to attend meetings. The Committee normally meets four times a year, and the External Auditor or the Finance Director may request a meeting if they consider it necessary.

Under its Terms of Reference, the duties of the Audit Committee include financial and efficiency aspects as described below. Amongst other things, the Committee is required to oversee the relationship with the Company's External Auditor, to review the financial information of the Company, and to oversee the Company's financial reporting system and internal procedures. The Committee discusses with the External Auditor the nature and scope of audit and reporting obligations before the audit commences. Apart from giving pre-approval of all audit services, the Committee also pre-approves any non-audit services for complying with relevant legal requirements. The Committee is primarily responsible for making recommendations to the Board on the appointment and removal of the External Auditor, and approving the remuneration and terms of such engagement. With respect to financial information of the Company, the Committee monitors the integrity of financial statements, annual and interim reports and accounts, together with the preliminary announcement of results and other announcements regarding the Company's financial information to be made public. In dealing with the financial information, the Committee liaises with the Board and the Executive Directorate (including the Finance Director), and further meets with both the External Auditor and the Head of Internal Audit. Apart from considering issues arising from the audit, the Committee discusses any matters that auditor(s) may wish to raise either privately or together with executive director and any other person. The Committee is required to review, at least annually, the effectiveness of the Company's financial controls, internal control and risk management systems and to report to the Board that such a review has been carried out. These controls and systems allow the Board to monitor the Company's overall financial position and to protect its assets. In addition, the Committee reviews periodic reports from the Head of Internal Audit and the follow-up of major action plans recommended. The Committee selects, in consultation with the Chairman and the Chief Executive Officer (or otherwise approves) any topic to be the subject of an audit into the efficiency, effectiveness or value for money of any of the activities or operations of the Company. It then reviews reports of such audit and puts forward recommendations to the Board.

The Chairman of the Committee summarises activities of the Committee and highlights issues arising therefrom by a report to the Board after each Audit Committee meeting.

The minutes of the Audit Committee meetings are prepared by the secretary of the meeting with details of the matters considered by the Committee Members and decisions reached, including any concerns raised by the Committee Members and dissenting views expressed. The draft minutes are circulated to the Committee Members for comments and the final version of the minutes is sent to the Committee Members for their records within a reasonable time after the meeting and the minutes are open for inspection by the Committee Members at the Company's registered office. A framework of the agenda items for the meetings for the following year is set out for the Committee Members' reference and comment in the last quarter of each year. The chairman of the Committee makes the final determination on the agenda for the regular Committee meetings.

In 2006, the Audit Committee held four meetings. The major work performed by the Committee in 2006 included:

- Reviewing and recommending for the Board's approval the draft 2005 Annual Report and Accounts and 2006 Interim Report and Accounts;
- Reviewing the Company's internal control systems;
- Approving the 2006 Audit Plan and reviewing the periodic report prepared by the Internal Audit Department; and
- Pre-approving the audit and non-audit services provided by KPMG, External Auditor, for 2006.

The attendance record of each Audit Committee Member is set out below. Representatives of the External Auditor, the Finance Director and the Head of Internal Audit attended all those meetings for reporting and answering questions about their work. Further to that and by invitation, the Operations Director (or his representative), the Property Director and representative of the China and International Business Director had respectively provided an overview of the Company's railway operations, property business and the Mainland of China and international businesses to the Members at their meetings.

Directors	Attendance of Audit Committee meetings in 2006
T. Brian Stevenson (chairman)	4/4
Professor Cheung Yau-kai	4/4
Commissioner for Transport (Alan Wong Chi-kong) * 2 meetings were attended by his alternate director	4/4*

Remuneration Committee

The Remuneration Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The Members of the Remuneration Committee are Edward Ho Sing-tin (chairman), T. Brian Stevenson and Frederick Ma Si-hang.

The principal responsibilities of the Remuneration Committee include formulating a remuneration policy and practices that facilitate the employment of top quality personnel, recommending to the Board the remuneration of the Members of the Board who are non-executive Directors, determining the remuneration packages of the Members of the Board who are executive Directors and other Members of the Executive Directorate, and reviewing and approving performance-based remuneration by reference to the Company's goals and objectives.

In 2006, the Remuneration Committee held four meetings. In accordance with its Terms of Reference, the Committee performed the following work during the year:

- Approved the 2005 Remuneration Report as incorporated in the 2005 Annual Report;
- Reviewed and approved payouts under the Company's performance-based variable incentive scheme for the 2005 performance period;
- Conducted an annual review of the remuneration packages for the Chief Executive Officer and other Members of the Executive Directorate for effect in 2006; and
- Reviewed and approved the remuneration package for the Chief Executive Officer upon the renewal of his contract.

The attendance record of each Committee Member is set out below:

Directors	Attendance of Remuneration Committee meetings in 2006
Edward Ho Sing-tin (chairman)	4/4
T. Brian Stevenson	4/4
Frederick Ma Si-hang	4/4

The Remuneration Committee also met on 8 March 2007 to approve the 2006 Remuneration Report. This report is set out on pages 68 to 69 and includes a description of the remuneration policy of the Company.

Nominations Committee

The Nominations Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The Members of the Nominations Committee are David Gordon Eldon (chairman), Lo Chung-hing and the Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung). The Nominations Committee nominates and recommends to the Board candidates for filling vacancies on the Board.

Since there were no new Board appointments in 2006, the Committee did not convene any meeting during the year.

Independent Committee

The IBC consists of six independent non-executive Directors. Chaired by Edward Ho Sing-tin, the other Members are Professor Cheung Yau-kai, David Gordon Eldon, Christine Fang Meng-sang, Lo Chung-hing and T. Brian Stevenson.

The principal responsibilities of the IBC include advising the Company's independent shareholders as to whether the terms of the proposed merger between the Company and KCRC are fair and reasonable, whether the proposed merger is in the interests of the Company and its shareholders as a whole, and on how to vote, after taking into account the recommendations of the independent financial adviser ("IFA") required to be appointed by the Company under the Listing Rules.

In 2006, the IBC held two meetings to discuss and advise on, among others, the appointment of the IFA and Reporting Accountant in relation to the proposed merger.

Internal Controls

The Board is responsible for the system of internal controls of the Company and its subsidiaries, setting appropriate policies and reviewing the effectiveness of such controls.

Internal control is defined as a process effected by the Board, Management and other personnel, designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, and not absolute assurance of the followings:

- effectiveness and efficiency of operations
- reliability of financial reporting
- compliance with applicable laws and regulations

Pursuant to the Protocol adopted by the Board, the Board has delegated the day-to-day management of the Company's business to the Executive Committee, and focuses its attention on matters affecting the Company's overall strategic policies, finances and shareholders.

Supported by the Members of the Executive Committee, the Chief Executive Officer who chairs the Executive Committee is responsible to the Board for the conduct of the business of the Company.

The Executive Committee is responsible for implementing the Board's policies on risk and control. In fulfilling its responsibilities, the Executive Committee identifies and evaluates the risks faced by the Company for consideration by the Board and designs, operates and monitors a suitable system of internal controls which implements the policies adopted by the Board. The Executive Committee is accountable to the Board for monitoring the system of internal controls and providing assurance to the Board that it has done so. Additionally, all employees have responsibility for internal controls within their areas of accountability.

Various risk management strategies have been established by the Board as advised by the Executive Committee to identify, assess and reduce risks, including construction, business operations, finance, treasury, safety and enterprise risks as well as appropriate insurance coverage.

The Company has established an Enterprise Risk Management ("ERM") framework for the strategic management of business risks. The framework provides a useful forum for communicating risk issues at different levels of the organization and thereby improves visibility on risk. It covers all key business areas of the Company, and it has been in operation since early 2006. Structured cross-discipline processes and organizations have been put in place at corporate and divisional levels for risk identification, mitigation and monitoring. A standard rating system is employed to prioritise risks, and changes to existing risks and the emergence of new risks are regularly reviewed. A manual that governs the working of the ERM framework has been compiled, and regular briefing sessions are being conducted, to promulgate the application and ensure consistent understanding of ERM.

The operation of the ERM framework, which is overseen by the Enterprise Risk Committee, is underpinned by line management taking direct risk management responsibilities as risk owners. The Executive Committee reviews significant risks half-yearly and the Board annually to ensure that such risks are under satisfactory control.

The Board also periodically reviews the implementation and the ERM organization and processes that have been put in place.

To ensure the efficient and effective operation of business units and functions, and safety of operating railway and construction works in railway extension projects, Corporate General Instructions ("CGIs"), divisional/departmental procedures and manuals, committees, working groups and quality assurance units are established to achieve, monitor and enforce internal controls and evaluate their effectiveness.

Control documentations for compliance with Section 404 of US Sarbanes Oxley Act – Internal Control over Financial Reporting, CGIs and various departmental procedures and manuals are established for preventing or detecting unauthorized expenditures/payments, safeguarding the Company's assets, ensuring the accuracy and completeness of accounting records and timely preparation of reliable financial information.

All Department Heads, including Business and Project Managers for overseas projects, are responsible for ensuring the compliance with statutes and regulations applicable to their own functional units. They are required to identify any new or updated statutes, to assess the risk of such statutes/regulations and their impact on the Company's operations, and to review at least once a year that relevant statutes/regulations are complied with.

Members of the Board and the Executive Committee, and other nominated managers who have access to price-sensitive and/or specific information are bound by the Model Code for Securities Transactions by Directors of Listed Issuers. In addition, every employee is also bound by the Code of Conduct issued by the Company, amongst other things, to keep unpublished price-sensitive information in strict confidence.

The Internal Audit Department plays a major role, independent of the Company's management, in assessing and monitoring the internal controls of the Company. The Internal Auditor reports to the Chief Executive Officer and has direct access to the Audit Committee. The Department has unrestricted access to information that allows it to review all aspects of the Company's risk management, control and governance processes. On a regular basis, it conducts audits on financial, operational and compliance controls, and risk management functions of all business and functional units as well as subsidiaries. Management is responsible for ensuring the control design and operating deficiencies highlighted from internal audits are rectified within reasonable period. Internal Audit produces a 4-year rolling Audit Plan, based on risk assessment, that is reviewed and approved by the Audit Committee. On a half-yearly basis, the Internal Auditor reports to the Audit Committee his audit findings and his opinion on the system of internal controls.

On behalf of the Board, the Audit Committee evaluates annually the effectiveness of the Company's system of internal controls, including the reliability of financial reporting, effectiveness and efficiency of operations, and compliance with applicable laws and regulations. This is achieved primarily through approving the internal audit plan and reviewing the findings of internal audit work, in addition to reviewing the annual and interim financial statements, and the nature, scope of work, and report of the external auditors, and consideration of the following:

- the changes in the nature and extent of significant risks since the previous review and the Company's ability to respond to changes in its business and external environment;
- the scope and quality of management's ongoing monitoring of risks and the system of internal control, the work of Internal Audit Department, and the assurance provided by the Executive Committee;
- the extent and frequency with which the results of monitoring are communicated, enabling the Audit Committee to build up a cumulative assessment of the state of control in the Company and the effectiveness with which risk is being managed;
- the incidence of any significant control failings or weaknesses that have been identified at any time during the period and the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the Company's financial performance or condition; and
- the effectiveness of the Company's processes in relation to financial reporting and statutory and regulatory compliance.

The processes in assessing internal controls by the Audit Committee included: regular interviews with Members of the Executive Committee in relation to key business operations, internal control and compliance issues, both financial and non-financial; review of significant issues arising from internal audit report and external audit report, and private sessions with internal and external auditors. The Audit Committee has also reviewed the papers prepared by the Executive Committee and Internal Audit covering: 2005 Annual Report and Accounts, Annual Report on Form 20-F and Reconciliation of 2005 Annual Accounts to U.S. GAAP, Preview of 2006 Interim and Year End Accounting issues, 2006 Interim Accounts, 2006 Audit Plan,

Internal Audit's Half-yearly Reports, Annual Report on Staff Complaints, Reporting of Internal Control Systems, Reporting of Outstanding Litigation and Compliance Issues, Annual Insurance Programme, and Procurement Control and Audit Committee for China Projects. The Chairman of the Committee summarizes activities of the Committee and highlights issues arising therefrom by a report to the Board after each Audit Committee meeting.

The Board has, through the Audit Committee, conducted the review of the effectiveness of the Company's system of internal control for the year ended 31 December 2006, covering all material financial, operational and compliance controls, and risk management function, and concluded that adequate and effective internal controls are maintained to safeguard the shareholders' investment and the Company's assets. There were no significant control failings, weaknesses or significant areas of concern identified during the year which might affect shareholders.

Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")

The Company has adopted the Model Code and, having made specific enquiry, confirms that Members of the Board and the Executive Directorate complied throughout the year with the Model Code set out in Appendix 10 to the Listing Rules. Senior managers who, because of their office in the Company, are likely to be in possession of unpublished price sensitive information, have been requested to comply with the provisions of the Model Code.

Business Ethics

The Company is committed to a high standard of business ethics and integrity. The contents of the Company's Code of Conduct and the Corporate Guidebook for All Staff are reviewed every two years by Human Resource Management Department to ensure appropriateness and compliance with legislation. To reinforce staff compliance with these important documents, certification is conducted every two years, requiring all staff to acknowledge their understanding of the Code and agreement to abide by its stipulations. The first certification was conducted in August 2006.

In order to extend the ethical culture of the Company to our Mainland of China subsidiaries, the Induction Programme for our wholly owned subsidiaries has been reviewed and updated to incorporate a briefing on the Company's Code of Conduct and the Corporate Guidebook for All Staff. The Guidebook has also been shared with our joint venture companies for appropriate adoption in their policies and training.

US Sarbanes-Oxley Act 2002

This legislation, which seeks to enhance the transparency and accountability of companies in the areas of corporate governance and financial reporting, was signed into law by the President of the United States on 30 July 2002.

As the Company is an SEC reporting company, it is generally bound by this legislation.

The Company has been, and will continue its process of, reviewing its internal systems and practices and implementing new requirements under this legislation in line with applicable compliance dates.

External Auditor

The Company engages KPMG as its External Auditor. In order to maintain KPMG's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards, the Audit Committee, under its Terms of Reference, pre-approves all audit services to be provided by KPMG and discusses with KPMG the nature and scope of their audit and reporting obligations before the audit commences.

The Audit Committee also reviews and pre-approves the engagement of KPMG to provide any non-audit services for complying with relevant legal requirements and seeks to balance the maintenance of objectivity with value for money.

The nature of audit and non-audit services provided by KPMG and fees paid to KPMG (including any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally) are set out in note 5D to the accounts on page 104.

Communication with Shareholders

The Company's Annual General Meeting ("AGM") is one of the principal channels of communication with its shareholders. It provides an opportunity for shareholders to question Directors about the Company's performance. The Chairman of the Company and the Chairmen of each of the Board Committees were present at the 2006 AGM.

At the 2006 AGM, the Chairman started the formal business by outlining the categories of persons who were entitled to demand a poll in accordance with Article 67 of the Company's Articles of Association on any resolution to be proposed at the AGM. Separate resolutions were proposed for each substantially separate issue at the AGM. Before the resolutions were considered, the Chairman exercised his right as the Chairman of the Meeting under Article 67 of the Company's Articles of Association to call a poll on all resolutions. The poll results were published in an English and a Chinese newspaper and posted on the websites of the Company and HKSE on the day after the AGM. The webcast of the AGM was posted on the Company's website on the following day after the AGM.

Details of other means of communication with shareholders are set out in the section of Investor relations on pages 58 and 59.

This Remuneration Report has been reviewed and approved by the Remuneration Committee of the Company.

Remuneration policy

It is the Company's policy to ensure that remuneration is appropriate and aligns with the Company's goals, objectives and performance. To this end, the Company considers a number of relevant factors including salaries paid by comparable companies, job responsibilities, duties and scope, employment conditions elsewhere in the Company and its subsidiaries, market practices, financial and non-financial performance, and desirability of performance-based remuneration.

The Company is committed to effective corporate governance and employing and motivating top quality personnel, and recognises the importance of a formal and transparent remuneration policy covering its Board and Executive Directorate.

The Board has established a Remuneration Committee consisting of three non-executive Directors, two of whom are independent non-executive Directors. It considers and recommends to the Board the Company's remuneration policy and has a delegated authority to review and determine the remuneration packages of the Chief Executive Officer and other Members of the Executive Directorate.

As necessary and with the agreement of the Chairman, the Remuneration Committee is authorised to obtain outside independent professional advice to support the Committee on relevant issues.

A summary of the work performed by the Remuneration Committee during 2006 is set out in the "Corporate Governance Report" on pages 61 to 67.

The Remuneration Committee also ensures that no individual Director or any of his associates is involved in deciding his own remuneration.

Non-Executive Directors, Chief Executive Officer and the Executive Directorate

The Remuneration Committee makes recommendations to the Board from time to time on the remuneration of the Members of the Board who are non-executive Directors. To ensure that non-executive Directors are appropriately paid for their time and responsibilities devoted to the Company, the Committee considers factors such as fees paid by comparable companies, time commitment, responsibilities of the non-executive Directors, and employment conditions elsewhere in the Company.

The Remuneration Committee is responsible for establishing policies, and reviewing and determining the remuneration of the Members of the Board who are executive Directors (namely, the Chief Executive Officer) and the Executive Directorate in accordance with the Company's remuneration policy. In the case of the Chief Executive Officer, the Committee will consult with the Chairman and in the case of other Members of the Executive Directorate, the Committee will consult with both the Chairman and the Chief Executive Officer in respect of their recommendations.

Remuneration Structure for Employees

The Company's remuneration structure for its employees, including Members of the Board who are executive Directors and Members of the Executive Directorate, comprises fixed compensation, variable incentives, discretionary awards, long-term incentives, and retirement schemes. The specifics of these components are described below.

Fixed Compensation

Fixed compensation comprises base salary, allowances and benefits-in-kind (e.g. medical). Base salary and allowances are set and reviewed annually for each position taking into consideration the Company's remuneration policy, competitive market positioning, market practice, as well as the Company's and individuals' performance. Benefits-in-kind are reviewed regularly taking into consideration market practices.

Variable Incentives

The Chief Executive Officer, other Members of the Executive Directorate and selected management of the Company are eligible to receive an annual cash incentive under the Company's Variable Incentive Scheme, the rules of which are regularly reviewed by the Remuneration Committee.

Under the current scheme rules, the payouts are based on the performance of the Company and individual performance. The Company's performance is measured by the return on fixed assets and operating profit on an annual and rolling three-year basis.

A portion of the target incentive levels under the scheme was originally funded by participants by foregoing their 13th month pay and portions of their fixed allowances. Target incentive levels for the Chief Executive Officer and other Members of the Executive Directorate represent approximately 15-30% of base pay. If performance exceeds pre-defined threshold standards, then payouts under the scheme are made annually.

In addition, the Company operates other sales and business-related incentive schemes to motivate the staff concerned in reaching specific business targets of the Company.

Discretionary Award

In 2006, a special discretionary award was provided to all staff with competent or above performance as a recognition of the staff's contribution to the Company's good performance in the past year and to motivate staff to strive for continuous business growth.

Long-Term Incentives

The Company operates two share option schemes, namely the Pre-Global Offering Share Option Scheme and the New Joiners Share Option Scheme.

Options exercised and outstanding in respect of each Member of the Executive Directorate as at 31 December 2006 under the two Schemes are set out under the paragraph "Board Members and Executive Directorate's Interest in Shares" of the Report of the Members of the Board.

Details of the two Schemes and options granted to Members of the Executive Directorate under the Schemes are set out in notes 6 and 41 to the accounts.

The Chief Executive Officer does not participate in the two Schemes. He was entitled to receive an equivalent value in cash of 700,000 Shares on completion of his initial three-year contract on 30 November 2006. Pursuant to this contract and following the completion of the contract period, HK$13,396,600 was paid to the Chief Executive Officer on 1 December 2006.

The Chief Executive Officer's contract was renewed with effect from 1 December 2006. This contract entitles the Chief Executive Officer to receive an equivalent value in cash of 418,017 Shares on completion of his new three-year contract.

Retirement Schemes

The Company operates three retirement schemes, the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme"), the MTR Corporation Limited Retention Bonus Scheme (the "RBS"), and a Mandatory Provident Fund Scheme (the "MPF Scheme"). Employees who are eligible to join the Retirement Scheme can choose between the Retirement Scheme and the MPF Scheme, while other employees are required to join the MPF Scheme. The RBS is a top-up scheme to supplement the Retirement Scheme for employees who are classified by the Company as staff working on designated projects and who are not on gratuity terms.

(a) Retirement Scheme

The Retirement Scheme contains a hybrid benefit section and a defined contribution section. It is a registered scheme under the Occupational Retirement Schemes Ordinance and has been granted an MPF Exemption so that it can be offered to employees as an alternative to the MPF Scheme. The hybrid benefit section provides benefits based on the greater of a multiple of final salary times service or the accumulated contributions with investment returns. Members' contributions to the hybrid benefit section are based on fixed percentages of base salary. The Company's contributions are determined by reference to an annual actuarial valuation carried out by an independent actuarial consulting firm.

The hybrid benefit section has been closed to new employees since 31 March 1999. All employees joining the Company on or after 1 April 1999 who would have been eligible to join the Retirement Scheme can choose to join either the defined contribution section or, commencing 1 December 2000, the MPF Scheme.

The defined contribution benefit section is a member investment choice plan which provides benefits based on accumulated contributions and investment returns. Both members' and the Company's contributions to the defined contribution section are based on fixed percentages of members' base salary.

(b) RBS

The RBS is a registered scheme under the Occupational Retirement Schemes Ordinance. It provides benefits only in the event of redundancy for service accrued up to 31 December 2002, offset by any benefits payable from the Retirement Scheme. Members are not required to contribute while the Company's contributions are determined by reference to an annual actuarial valuation carried out by an independent actuarial consulting firm.

(c) MPF Scheme

The Company has participated in the Bank Consortium MPF Plan which has been registered with the Mandatory Provident Fund Schemes Authority. The MPF Scheme covers those employees who are eligible to join the Retirement Scheme but have chosen not to join it and other employees who are not eligible to join the Retirement Scheme. Both members and the Company each contribute to the MPF Scheme at the mandatory levels as required by the Mandatory Provident Fund Schemes Ordinance. Additional contribution above the mandatory level may be provided subject to individual terms of employment.

The executive Directors who have been employed by the Company before 1 April 1999 are eligible to join the hybrid benefit section of the Retirement Scheme.

The executive Directors who are hired on or after 1 April 1999 are eligible to join the defined contribution benefit section of the Retirement Scheme.

The Chief Executive Officer participates in the MPF Scheme. Both the Company and the Chief Executive Officer each contribute to the MPF Scheme at the mandatory levels as required by the MPF Ordinance.

Remuneration of Non-Executive and Executive Directors

(i) The total remuneration of the Members of the Board and the Executive Directorate (excluding share-based payments) is shown below and the remuneration details are set out in note 6 to the accounts.

in HK$ million	**2006**	2005
Fees	**3**	3
Base Salaries, allowances and other benefits-in-kind	**31**	29
Variable remuneration related to performance	**11**	10
Retirement scheme contributions	**2**	2
	47	44

(ii) The gross remuneration of non-executive and executive Directors (excluding share-based payments) were within the following bands:

Remuneration	**2006 Number**	2005 Number
HK$0 – HK$500,000	**9**	10
HK$500,001 – HK$1,000,000	**1**	1
HK$1,000,001 – HK$1,500,000	**–**	2
HK$4,500,001 – HK$5,000,000	**7**	5
HK$5,000,001 – HK$5,500,000	**–**	1
HK$9,500,001 – HK$10,000,000	**–**	1
HK$10,000,001 – HK$10,500,000	**1**	–
	18	20

The information shown in the above table includes the five highest paid employees. The independent non-executive Directors' emoluments are included in the first remuneration band except the non-executive Chairman, whose emolument is included in the second remuneration band.

Edward Ho Sing-tin, *Chairman, Remuneration Committee*
MTR Corporation Limited
Hong Kong, 8 March 2007

Board and Executive Directorate



Dr. Raymond Ch'ien Kuo-fung



Chow Chung-kong



Professor Cheung Yau-kai



David Gordon Eldon



Christine Fang Meng-sang



Edward Ho Sing-tin

Members of the Board

Dr. Raymond Ch'ien Kuo-fung 55, was appointed Non-Executive Chairman in July 2003. He has been a member of the Board since 1998. Dr. Ch'ien is chairman of CDC Corporation (formerly known as chinadotcom Corporation) and its subsidiary, China.com Inc (formerly known as hongkong.com Corporation). He is also non-executive chairman of HSBC Private Equity (Asia) Limited. He serves on the boards of HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited. Dr. Ch'ien is chairman of the Hong Kong/European Union Business Cooperation Committee and a Hong Kong member of the APEC Business Advisory Council. In addition, Dr. Ch'ien is the honorary president and past chairman of the Federation of Hong Kong Industries. He was a member of the Executive Council of Hong Kong, then under British Administration, from 1992 to 1997, a member of the Executive Council of the Hong Kong SAR from 1 July 1997 to June 2002 and chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption from 1 January 1998 to 31 December 2006. Dr. Ch'ien was appointed a Justice of the Peace in 1993. He was made a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star medal in 1999. Dr. Ch'ien received a doctoral degree in economics from the University of Pennsylvania in 1978 and became a Trustee of the University in 2006.

Chow Chung-kong 56, was appointed Chief Executive Officer on 1 December 2003. He was formerly chief executive officer of Brambles Industries Ltd, a global support services company. From 1997 to 2001, Mr. Chow was chief executive of GKN PLC, a leading engineering company based in the United Kingdom and before that, he spent 20 years with the BOC Group PLC and was appointed a director of its board and chief executive of its Gases Division in 1993. Mr. Chow is a chartered engineer. He holds Bachelor of Science and Master of Science degrees in Chemical Engineering from The University of Wisconsin and The University of California respectively. He also holds a Master of Business Administration degree from The Chinese University of Hong Kong and was a graduate of the Advanced Management Program of Harvard Business School. He was awarded an Honorary Doctor of Engineering degree by The University of Bath. Mr. Chow was knighted in the United Kingdom in 2000 for his contribution to industry. He is currently a member of the Council of the Hong Kong Institute of Certified Public Accountants, the Hong Kong Tourism Board and the Council of The Chinese University of Hong Kong. He is also a member of the general committee of the Hong Kong General Chamber of Commerce, and a member of the Standing Committee of the Shenzhen Municipal Committee of the Chinese People's Political Consultative Conference. Mr. Chow is a non-executive director of Standard Chartered PLC and the non-executive chairman of Standard Chartered Bank (Hong Kong) Limited.



Lo Chung-hing



T. Brian Stevenson



Commissioner for Transport (Alan Wong Chi-kong)



Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)



Frederick Ma Si-hang

Professor Cheung Yau-kai 72, is an independent non-executive Director and has been a member of the Board since 1999. Professor Cheung is Honorary Professor of Engineering and Special Adviser to the Vice-Chancellor of The University of Hong Kong. He was Taikoo Professor of Engineering and Acting Deputy Vice-Chancellor of The University of Hong Kong until 30 June 2000. Professor Cheung began his academic research career at the University College of Swansea, Wales. He was appointed Professor of Civil Engineering at Calgary in 1970 and moved to the University of Adelaide in 1974 as Professor and Chairman of the Department of Civil Engineering. In 1977, he took up the Chair and Headship of the Department of Civil Engineering in The University of Hong Kong. In addition to his academic appointments, Professor Cheung was the former first Senior Vice-President of the Hong Kong Institution of Engineers and the Ex-Chairman of its Accreditation Board. He has been awarded several honorary degrees at educational institutions, including, an honorary Doctor of Science by The University of Hong Kong and an honorary Doctor of Laws by the University of Wales. He has also been elected a member of the Chinese Academy of Sciences, and is a fellow of the Royal Academy of Engineering, a fellow of the Royal Society of Canada and immediate past President of the Hong Kong Academy of Engineering Sciences.

David Gordon Eldon 61, is an independent non-executive Director and has been a member of the Board since 1999. He retired from the HSBC Group in May 2005 after 37 years of service. He was Chairman of The Hongkong and Shanghai Banking Corporation Limited from January 1999 to May 2005, non-executive Chairman of Hang Seng Bank Limited from June 1996 to April 2005, and a board member of Swire Pacific Limited until May 2005. Mr. Eldon was the Executive Committee Chairman of The Community Chest of Hong Kong until June 2005 and is currently its Vice Patron. He is senior adviser to PricewaterhouseCoopers (based in Hong Kong) and Chairman of the Hong Kong General Chamber of Commerce, the Dubai International Financial Centre Authority, the Noble Group Limited, and Diocesan Girls' School Education Foundation Limited. He is Deputy Chairman of the Hong Kong Jockey Club, a Council member of the Hong Kong Trade Development Council, a member of the Advisory Board of Unisys and an independent non-executive director of Eagle Asset Management (CP) Limited. Mr. Eldon was appointed a member of the Capital Adequacy Review Tribunal and holds a number of other community service appointments. Mr. Eldon is a fellow of the Chartered Institute of Bankers and a fellow of the Hong Kong Institute of Bankers. He is a Justice of the Peace.

Christine Fang Meng-sang 48, is an independent non-executive Director and has been a member of the Board since 2004. Ms. Fang has been the chief executive of the Hong Kong Council of Social Service since 2001. Prior to joining the Hong Kong Council of Social Service, she worked for the Hong Kong Red Cross from 1989 to 2001 and held the position of Secretary General from 1993 to 2001. By training, Ms. Fang is a social worker and has a strong background in community service. She sits on various government advisory committees, including the Social Welfare Advisory Committee, the Manpower Development Committee, the Sustainable Development Council and the Digital 21 Strategy Advisory Committee. She is also a member of the Commission on Poverty and Commission on Strategic Development (Executive Committee).

Edward Ho Sing-tin 68, is an independent non-executive Director and has been a member of the Board since 1991. He is an architect and the deputy chairman and managing director of Wong Tung & Partners Limited. Mr. Ho was an elected member of the Legislative Council of Hong Kong from 1991 to 2000, representing the architectural, surveying and planning functional constituency. He was president of the Hong Kong Institute of Architects in 1983 and 1984 and was chairman of the Hong Kong Industrial Estates Corporation from 1992 to 2001. Mr. Ho serves on a number of statutory boards and advisory committees including the Board of Hong Kong Hospital Authority. He is also chairman of the Board of Governors of the Hong Kong Philharmonic Society Ltd. and chairman of the Antiquities Advisory Board.

Lo Chung-hing 55, is an independent non-executive Director and has been a member of the Board since 1995. He is general manager of Bank of China (Hong Kong) Limited, after the restructuring of the Bank of China Group in October 2001. Mr. Lo began his banking career in 1969 and he served in several positions within the Bank of China Group before being appointed to his present post. He is a director of the Urban Renewal Authority. Mr. Lo was appointed as a board member of the Provisional Airport Authority in 1994 and served as vice chairman of the Airport Authority from April 1996 to May 1999. He was also a board member of the Hospital Authority from December 1997 to November 2005. Mr. Lo was awarded the Silver Bauhinia Star medal in 1998.

T. Brian Stevenson 62, is an independent non-executive Director and has been a member of the Board since October 2002. He is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, a member of the Asia Pacific Advisory Board of BT, a member of the Public Service Commission and a Steward of the Hong Kong Jockey Club. Mr. Stevenson was previously the Senior Partner of Ernst & Young, Hong Kong from 1981 to 1999. He served on the Council of the Hong Kong Society of Accountants from 1991 to 1997 and was president of the Society in 1996. Mr. Stevenson is a chartered accountant and holds law degrees from Glasgow and Hong Kong Universities.

Commissioner for Transport (Alan Wong Chi-kong 51, joined the Board as a non-executive Director appointed as an "additional director" under section 8 of the MTR Ordinance by virtue of his appointment to the post of the Commissioner for Transport of the Government of the Hong Kong SAR on 18 June 2005. Prior to that, Mr. Wong has served in various bureaux and departments of the Government of the Hong Kong SAR including the Home Affairs Bureau, Civil Service Bureau, the former Urban Services Department, the former City and New Territories Administration, the former Health and Welfare Branch, the former Recreation and Culture Branch, the former Secretariat of the University and Polytechnic Grants Committee, the former Trade and Industry Branch, the Office of the Commissioner of Insurance from August 1996 to January 2000, the Mandatory Provident Fund Schemes Authority from January 2000 to June 2001, the former Information Technology Services Department from July 2001 to July 2004, and the Office of the Government Chief Information Officer from July 2004 to January 2005. As Commissioner for Transport, Mr. Wong is also a director of several transport-related companies, including The Kowloon Motor Bus Company (1933) Limited, Long Win Bus Company Limited, New World First Bus Services Limited, New Lantao Bus Company (1973) Limited, Citybus Limited, The Star Ferry Company Limited, The New Hong Kong Tunnel Company Limited, Western Harbour Tunnel Company Limited, Tate's Cairn Tunnel Company Limited and Route 3 (CPS) Company Limited.)

Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung 55, joined the Board as a non-executive Director appointed as an "additional director" under section 8 of the MTR Ordinance in August 2002 after her appointment as the Secretary for the Environment, Transport and Works of the Government of the Hong Kong SAR on 1 July 2002. As Secretary for the Environment, Transport and Works, she is also a director of a number of companies including Kowloon-Canton Railway Corporation and Route 3 (CPS) Company Limited. Dr. Liao obtained a Doctorate Degree (Environmental/Occupational Health) from The University of Hong Kong. She has also been a fellow of the Royal Society of Chemistry since 1995 and the Hong Kong Institution of Engineers since 1996.)

Frederick Ma Si-hang 55, joined the Board as a non-executive Director on 1 July 2002 upon his appointment as Secretary for Financial Services and the Treasury of the Government of the Hong Kong SAR. Before assuming that post, Mr. Ma was Group Chief Financial Officer of PCCW Ltd. and was also an executive director and member of the Executive Committee of that group. Mr. Ma has more than 20 years' experience in the global financial services industry. He has served in key posts in J.P. Morgan Private Bank, Chase Manhattan Bank, Kumagai Gumi (Hong Kong) Limited and RBC Dominion Securities Limited. Besides serving as board member of Kowloon-Canton Railway Corporation, Ocean Park Corporation and the Airport Authority, Mr. Ma is also a director of Hong Kong International Theme Parks Limited, Hong Kong Mortgage Corporation Limited and Mandatory Provident Fund Schemes Authority. Graduated from The University of Hong Kong in 1973, Mr. Ma holds a Bachelor of Arts degree, majoring in Economics and History.



ABOVE *Front: Chow Chung-kong*
From left to right: William Chan Fu-keung, Thomas Ho Hang-kwong, Russell John Black, Francois Lung Ka-kui, Lincoln Leong Kwok-kuen, Leonard Bryan Turk, Andrew McCusker

Members of the Executive Directorate

Chow Chung-kong Biographical details are set out on page 70.

Russell John Black 60, has been the Project Director of the Company since 1992. He is responsible for the planning and implementation of all major railway extension and upgrade projects, which have included the Airport Railway project, the Quarry Bay Congestion Relief Works, the Tseung Kwan O Extension project, the Disneyland Resort Line and the Tung Chung Cable Car. He is also responsible for undertaking feasibility studies into possible new extensions to the railway, including the South Island Line and the West Island Line and providing project management expertise to railway projects in Mainland of China. Mr. Black initially worked for the Company from 1976 to 1984 and, prior to rejoining the Company in 1992, he was the project director of London Underground's Jubilee Line Extension project from 1990 to 1992 and, before that, he worked on Singapore's underground railway and on the Eastern Harbour Crossing. Mr. Black served on the Vocational Training Council from 1998 to 2002, the Construction Advisory Board from 1993 to 1999, the Provisional Construction Industry Coordination Board from 2001 to January 2007 and has been appointed as a member of the Construction Industry Council from 1 February 2007. Mr. Black holds an honours degree in civil engineering from the University of Canterbury in New Zealand. In 2006, he was elected an International Fellow of The Royal Academy of Engineering. He is also a Fellow of the Hong Kong Academy of Engineering Sciences, the Hong Kong Institution of Engineers and the Institution of Professional Engineers, New Zealand. He was awarded the Public Service medal (PBM) in Singapore in 1986 and the Bronze Bauhinia Star medal in 1999.

William Chan Fu-keung 58, has been the Human Resources Director since August 1998. He joined the Company as Human Resources Manager in 1989. He is responsible for human resource management, people development, operations and management training, administration and security management. Prior to joining the Company, Mr. Chan held senior managerial positions both in the commerce and in the utility sectors in Hong Kong, including the Government, the Hong Kong Productivity Council, Hutchison Whampoa Limited and Hong Kong Telecommunications Limited. He is a fellow member of the Hong Kong Institute of Human Resource Management since 1985 and is also the Vice President of the Institute. He is a Council member of Employers' Federation of Hong Kong, and a member of the Remuneration Committee of the Hong Kong Housing Society, the Labour Advisory Board Committee on Labour Relations, and the Career Development and Advisory Board for a number of universities. Mr. Chan received a Bachelor of Social Science degree from The University of Hong Kong in 1971, majoring in economics.

Thomas Ho Hang-kwong 56, has served as the Property Director since joining the Company in 1991. He is responsible for the development and management of all properties above and adjacent to MTR stations and depots. He leads a multi-disciplinary team of managers involved in the planning, design, construction and management of large-scale property developments. Between 1971 and 1990, Mr. Ho worked for the Hong Kong Government specialising in land administration and latterly held a directorate post in the Lands Department, responsible for formulating policies and procedures to make land available for the airport and the Airport Railway project. Mr. Ho qualified in 1974 as a chartered surveyor in Hong Kong.

Lincoln Leong Kwok-kuen 46, has served as the Finance Director since February 2002. He is responsible for the financial management of all of the Company's affairs, including financial planning and control, budgeting, accounting and reporting and the treasury function. In addition, he has responsibility for the Company's information technology function and serves as chairman of both Octopus Holdings Limited and the board of trustees of the Company's retirement scheme. Mr. Leong graduated from Cambridge University in 1982 and later qualified as a chartered accountant in England in 1985 and Canada in 1986. Prior to joining the Company as Finance Director, he worked in both the accountancy and investment banking industries. Mr. Leong has also worked as an accountant in London and Vancouver, Canada and for a number of years as an investment banker in Hong Kong. Mr. Leong is the chairman of the executive committee of the Hong Kong Society for the Protection of Children, a member of the supervisory board of the Hong Kong Housing Society and a board member of the Community Chest. He also serves on the Board of Governor of the Chinese International School and is a trustee of the Hospital Authority Pension Fund Scheme.

Mr. Leong is also a non-executive director of both Hong Kong Aircraft Engineering Company Limited and Tai Ping Carpets International Limited.

Francois Lung Ka-kui 48, has served as the China & International Business Director since September 2005. He heads the Company's growth-business efforts, including investments in Mainland of China, operating franchises in Europe and international consultancy. Dr. Lung has held various positions in a number of Royal Dutch Shell affiliates since 1997 and joined the Company from Shell Eastern Petroleum (Pte) Ltd. He was the General Manager, China, with responsibility for strategy development, governance and business performance of Shell's gas and power business in China. From 1994 to 1997, he held positions at Duke Energy Asia Limited, an affiliate of Duke Energy International, becoming Vice-President in 1996. Prior to this, Dr. Lung spent approximately five years at PowerGen plc, a major generator, distributor and retailer of electricity in the United Kingdom, and three years at the Central Electricity Generating Board before the privatisation of the electricity industry in the United Kingdom. Dr. Lung holds a Bachelor of Science degree in Mechanical Engineering from the University of Hong Kong, a PhD in Combustion from the University of Leeds in the United Kingdom, a Master of Science degree in Management from the University of Southampton in the United Kingdom and a Bachelor of Law degree from the University of London. Dr. Lung was admitted to the Bar of the United Kingdom in 1992.

Andrew McCusker 61, has served as the Operations Director since December 2005. Mr. McCusker has more than 40 years of experience in the operating and engineering field in Defence, Power, Water and Rail Industries. He joined the Company as Operations Engineering Manager in 1987, and since then has been posted to other responsible positions, including Operations Engineering Design Manager and Project Manager (Operations). He was appointed Deputy Operations Director in March 2004 and Acting Operations Director in October 2005. Mr. McCusker holds a degree in Mechanical Engineering from the Kensington University in the United States and is a member of the Institution of Mechanical Engineers of the United Kingdom.

Leonard Bryan Turk 57, is a solicitor admitted to practice both in England and Wales and in Hong Kong. He joined the Company in 1981 and has been Legal Director and Secretary to the Board since 1988. Mr. Turk is responsible for legal advice, corporate secretarial services, insurance, procurement and enterprise risk management functions within the Company. His responsibilities also include construction contracts, contract drafting and administration, cost control and dispute resolution. Before joining the Company, Mr. Turk worked in England, concentrating particularly on commercial property development and the financing of large projects.

Key corporate management

Chow Chung-kong
Chief Executive Officer

Operations

Andrew McCusker
Operations Director

Wilfred Lau Cheuk-man
Head of Operations

Tony Yeung Sau-on
General Manager – Operations Development

Leung Kwok-yiu
Operations Manager – LAR

Franco Fabbian
General Manager – Operations Engineering Services & International Consultancy

George Lee Kai-wing
Safety & Quality Manager

Morris Cheung Siu-wa
Rolling Stock Manager

David Leung Chuen-choi
Infrastructure Manager

Ho Chun-wing
Planning & Development Manager

China & International Business

Francois Lung Ka-kui
China & International Business Director

Paul Lo Po-hing
General Manager – Central & Southern China

Richard Wong Shiu-ki
General Manager – Beijing

Jacob Kam Chak-pui
General Manager – Shenzhen L4

Antonio Choi Fung-chung
Chief Project Manager – Shenzhen L4

Alvin Luk Wing-kwok
Chief Project Manager – Shanghai

Lee Tze-man
Project Manager – Beijing L4

Jeremy Long
Chief Executive Officer – European Business

Richard Drake
Finance Director – European Business

Jonathan Dring
Commercial Manager – European Business

Kelson Chan Chi-kun
Strategy & Planning Manager

Project

Russell Black
Project Director

Henry Lam Hing-cheung
General Manager – Project

Malcolm Gibson
Chief Design Manager

David Sorton
Project Manager – Operations & General

Roderic Hockin
Project Manager – WIL/LAR

Adi Lau Tin-shing
General Manager – Merger Integration

Ringo Lo Tze-shut
Corporate Efficiency Manager

Glenn Frommer
Sustainability Development Manager

Trevor Yeomans
Contracts Manager – Europe

Property

Thomas Ho Hang-kwong
Property Director

Victor Chan Hin-fu
General Manager – Property Development

Terence Chan Pak-hang
General Manager – Property Project

Angus Cheng Siu-chuen
General Manager – Investment Property & Management

Gary Lau Wai-keung
Chief Estate Manager

Steve Yiu Chin
Chief Manager – Town Planning

Chan Ka-ming
Chief Estate Manager

Betty Leong Sin-ling
Chief Retail Development Manager

Candy Ng Chui-lok
Chief Shopping Centre Manager

Finance

Lincoln Leong Kwok-kuen
Finance Director

Jimmy Lau Chiu-chung
General Manager – Financial Control & Treasury

Herbert Hui Leung-wah
General Manager – Corporate Finance

Daniel Lai Sik-cheung
Head of Information Technology

Sunny Lui Siu-sun
Assistant Financial Controller

Edwin Kwan Pit-ming
Assistant Financial Controller

Jeff Kwan Wai-hung
Deputy Treasurer

Denise Ng Kee Wing-man
Corporate Finance Manager

Leung Chi-choi
Stores Manager

Legal & Procurement

Leonard Turk
Legal Director & Secretary

Martin Dunn
General Manager – Procurement & Contracts

David Tang Chi-fai
Procurement & Contracts Manager

Teresa Cheung Chi-ying
Legal Manager General

Lila Fong Man-lee
Legal Manager – Secretarial

Paul Thomson
Senior Legal Adviser (up to 31 December 2006)

Linda Li Sau-lin
Senior Legal Adviser (w.e.f. 1 January 2007)

Gillian Meller
Senior Legal Adviser (w.e.f. 1 January 2007)

Ivan Lai Ching-kai
Enterprise Risk Manager

Human Resources & Administration

William Chan Fu-keung
Human Resources Director

Vincent Luk Kin-ping
General Manager – Human Resources

Alison Wong Yuen-fan
Human Resources Manager – China & International Business

Francis Mok Gar-lon
Management Training & Development Manager

Steven Cho Yan-ming
Training Manager – Operations

Lok Ka-sui
Administration & Security Manager

Amy Kong Ming-chu
People Development Manager

Marketing

Jeny Yeung Mei-chun
General Manager – Marketing and Station Business

Eddie So Chung-tat
Senior Transport Planning Manager

Stella Kwan Mun-yee
Senior Business Manager

Corporate Relations

Miranda Leung Chan Che-ming
General Manager – Corporate Relations

May Wong May-kay
Corporate Relations Manager

Maggie So Man-Kit
External Affairs & Government Relations Manager

Internal Audit

Nelson Hung Yat-keung
Acting Head of Internal Audit

Octopus Holdings Limited

Prudence Chan
Chief Executive Officer

TraxComm Limited

Paul Ho Nai-man
Chief Executive Officer

Rail Sourcing Solutions (International) Limited

David Tang Chi-fai
Acting Chief Executive Officer

Report of the Members of the Board

The Members of the Board have pleasure in submitting their Report and the audited statement of Accounts for the financial year ended 31 December 2006.

Principal Activities of the Group

The principal activities of the Company and its subsidiaries are:

A the operation of a mass transit railway system with lines from Central to Tsuen Wan (Tsuen Wan Line), from Yau Ma Tei to Tiu Keng Leng (Kwun Tong Line), from Po Lam to North Point (Tseung Kwan O Line), from Chai Wan to Sheung Wan (Island Line), from Hong Kong to Tung Chung (Tung Chung Line), from Hong Kong to the Hong Kong International Airport and then AsiaWorld-Expo both at Chek Lap Kok (Airport Express Line) and from Sunny Bay to Disneyland Resort (Disneyland Resort Line);

B property development at locations relating to the railway system including the Tseung Kwan O Line Extension;

C related commercial activities, including the letting of advertising and retail space, bandwidth services on the railway telecommunication system, property management and leasing management of investment properties (including shopping centres and offices), property agency and Octopus Card Building Access System services;

D the design and construction of the Ngong Ping 360 tourism facilities and subsequent monitoring of the appointed operator;

E the design and construction of Tseung Kwan O South Station as an extension of the Tseung Kwan O Line;

F the planning and construction of future extensions to the railway system and other related infrastructure projects;

G consultancy services covering all areas of expertise required in the project management, planning, construction, operation, maintenance and up-grading of railways plus fare collection, property integration/development advice including other property related services and advice on generation of non-fare revenues;

H investment in Octopus Holdings Limited, a subsidiary of the Company, which has business activities both in Hong Kong and overseas including the operation of a smart card system by its subsidiary Octopus Cards Limited for the collection of payments for both transport and non-transport applications in Hong Kong;

I equity investments and long term operation and maintenance contracts outside of Hong Kong;

J property management, shopping centre investment and railway related property development business in the Mainland of China; and

K the investment in, and construction of, Beijing Metro Line 4, in which the Company has a 49% equity interest, for future operations under a 30 year concession agreement with the Beijing Municipal Government.

In addition to the above, a Feasibility Study Report for Shenzhen Line 4 has been submitted to National Development and Reform Commission for approval. The Company is waiting for the result.

Dividend

The Directors have recommended a final dividend of HK$0.28 per Ordinary Share to be payable to shareholders whose names appear on the Register of Members of the Company on 17 April 2007. Subject to the passing of the necessary resolutions at the forthcoming Annual General Meeting, such dividend will be payable on or about 26 June 2007, in cash in Hong Kong dollars, with a scrip dividend alternative. The Company's majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

Members of the Board

Members of the Board who served during the year were Raymond Ch'ien Kuo-fung (non-executive Chairman), Chow Chung-kong (Chief Executive Officer), Cheung Yau-kai, David Gordon Eldon, Christine Fang Meng-sang, Edward Ho Sing-tin, Lo Chung-hing, T. Brian Stevenson, Frederick Ma Si-hang, the Secretary for the Environment, Transport and Works (Sarah Liao Sau-tung) and the Commissioner for Transport (Alan Wong Chi-kong).

In July 2006, Raymond Ch'ien Kuo-fung was re-appointed as the non-executive Chairman of the Company with effect from 21 July 2006 until 31 July 2007.

In November 2006, Chow Chung-kong renewed his contract as Chief Executive Officer of the Company for a further three years from 1 December 2006 to 30 November 2009.

At the Annual General Meeting on 8 June 2006 and pursuant to the Articles of Association, Raymond Ch'ien Kuo-fung, T. Brian Stevenson and Frederick Ma Si-hang retired under the Articles of Association and were re-elected as Members of the Board.

At the forthcoming Annual General Meeting and in accordance with the Articles of Association, Chow Chung-kong, David Gordon Eldon and Christine Fang Meng-sang will retire by rotation. All these three Board Members will offer themselves for re-election at that Meeting.

Biographical details for Board Members are set out on pages 70 to 72.

Alternate Directors
The Alternate Directors in office during the year were (i) Martin McKenzie Glass and Alan Lai Nin (both for Frederick Ma Si-hang), (ii) both the Permanent Secretary for the Environment, Transport & Works (Joshua Law Chi-kong) and the Deputy Secretary for the Environment, Transport & Works (Patrick Ho Chung-kei, Thomas Chow Tat-ming [who ceased to be the Deputy Secretary for the Environment, Transport & Works after 30 August 2006], Cathy Chu Man-ling, Annie Choi Suk-han and Yung Wai-hung [with effect from 31 August 2006]) (for the Secretary for the Environment, Transport & Works), and (iii) the Deputy Commissioner for Transport/Transport Services and Management (Carolina Yip Lai-ching) (for the Commissioner for Transport).

Executive Directorate
The Members of the Executive Directorate who served during the year were Chow Chung-kong (Chief Executive Officer and a Member of the Board), Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk.

Biographical details for Members of the Executive Directorate during the year are set out on pages 73 and 74.

Internal Audit
The Company's Internal Audit Department provides independent, objective assurance and consulting services designed to add value and improve the Company's operations. Key responsibilities of the Department include:

- Assessments on the adequacy and effectiveness of the Company's system of internal control for controlling its activities and managing its risks.
- Identification of opportunities for improving management control, resources utilisation and profitability.
- Special reviews and/or investigations as commissioned by Company management.

The Company's Internal Auditor reports directly to the Chief Executive Officer and has direct access to the Audit Committee.

Business Ethics
Please refer to page 67.

Policies
The Board has adopted risk management strategies on construction and insurance, finance, treasury and safety.

During 2006 and in line with the business developments of the Company, the Board approved certain changes to the above strategies and the Environmental Risk Management Policy, and further established the Enterprise Risk Management Strategy. There was no change to Security Risk Management Policy.

Public Float
The Stock Exchange granted to the Company, at the time of its listing on the Main Board of the Stock Exchange in 2000, a waiver from strict compliance with Rule 8.08(1) of the Listing Rules ("Public Float Waiver"). Pursuant to the Public Float Waiver, the Company's prescribed minimum percentage of shares which must be in the hands of the public must not be less than 10% of the total issued share capital of the Company. Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed amount of public float during the year and up to the date of this report as required by the Public Float Waiver.

Bank Overdrafts, Bank Loans and Other Borrowings

The total borrowings of the Group as at 31 December 2006 amounted to HK$28,152 million (2005: HK$28,264 million). Particulars of borrowings including bank overdrafts and bank loans are set out in note 33 to the accounts.

Accounts

The state of affairs of the Company and the Group as at 31 December 2006 and of the Group's results, changes in equity and cash flows for the year are set out in the accounts on pages 87 to 163.

Ten-Year Statistics

A summary of the results and of the assets and liabilities of the Group together with some major operational statistics for the last ten years are set out on pages 56 to 57.

Fixed Assets and Railway Construction in Progress

Movements in fixed assets and railway construction in progress during the year are set out in notes 16 and 17 to the accounts respectively.

Movements in Reserves

Movements in reserves during the year are set out in notes 39 and 40 to the accounts.

Share Capital

As at 31 December 2005, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,481,856,439 of which were issued and credited as fully paid. During the year, the Company issued a total of 66,757,512 Ordinary Shares. Of this number:

A 4,094,000 Ordinary Shares were issued by the Company pursuant to the exercise of share options which had been granted under the Company's Pre-Global Offering Share Option Scheme (as referred in note 39 to the accounts). In respect of each Ordinary Share issued, the relevant exercise price per share of options is HK$8.44 to the Company;

B 132,500 Ordinary Shares were issued by the Company pursuant to the exercise of share options which had been granted under the Company's New Joiners Share Option Scheme (as referred in note 39 to the accounts). In respect of each Ordinary Share issued, the relevant exercise price per share of options is HK$9.75 to the Company;

C 43,101,387 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the final dividend of the Company for the year ended 31 December 2005 (for which the cash dividend was HK$0.28 per Ordinary Share); and

D 19,429,625 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the interim dividend of the Company for the six months ended 30 June 2006 (for which the cash dividend was HK$0.14 per Ordinary Share).

As at 31 December 2006, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,548,613,951 of which were issued and credited as fully paid.

Redemption of Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities during the financial year 2006.

Properties

Particulars of the principal investment properties and properties held for sale of the Company are shown on page 37.

Donations

During the year, the Company donated a total of HK$78,280 to charitable organisations.

The MTR HONG KONG Race Walking 2006 raised over HK$1.2 million for the Hospital Authority Health InfoWorld's "Better Health for a Better Hong Kong" health education campaign.

The Company was honoured with the President's Award in recognition of its contribution to the Community Chest with a total of cash donation of over HK$2.5 million, including the participation of different activities such as CARE Scheme, The Community Chest Green Day and Dress Casual Day.

Reporting and Monitoring

There is a comprehensive budgeting system for all operational and business activities, with an annual budget approved by the Board. Monthly results of the Company's operations, businesses and projects are reported against the budget to the Board and updated forecasts for the year are prepared regularly.

Treasury Management

The Company's Treasury Department operates within approved guidelines from the Board. It manages the Company's debt profile with reference to the Preferred Financing Model which defines the preferred mix of financing instruments, fixed and floating rate debts, maturities, interest rate risks, currency exposure and financing horizon. The model is reviewed and refined periodically to reflect changes in the Company's financing requirements and market environment. Derivative financial instruments such as interest rate swaps and cross currency swaps are used only as hedging tools to manage the Group's exposure to interest rate and currency risks. Prudent guidelines and procedures are in place to control the Company's derivatives activities, including a comprehensive credit risk management system for monitoring counterparty credit exposure using the Value-at-Risk approach. There is also appropriate segregation of duties within the Company's Treasury Department.

Major financing transactions and guidelines for derivatives transactions including credit risk management framework are approved at the Board level.

Capital and Revenue Expenditure

There are defined procedures for the appraisal, review and approval of major capital and revenue expenditures. All project expenditure over 0.2% of the net assets of the Company and the employment of consultancy services over 0.1% of the net assets of the Company require the approval of the Board.

Bonds and Notes Issued

The Group issued bonds and notes during the year ended 31 December 2006, details of which are set out in note 33D to the accounts. Such bonds and notes were issued in order to meet the Group's general corporate funding requirements, including the financing of new capital expenditure and the refinancing of maturing debts.

Computer Processing

There are defined procedures and regular quality reviews on the operation of computer systems to ensure the accuracy and completeness of financial records and efficiency of data processing. The Company's computer centre operation and support, help desk operation and support services, and also software development and maintenance, have been certified under ISO 9001:2000. Disaster recovery rehearsal on critical applications is conducted annually.

Interests in Contracts of Members of the Board and the Executive Directorate

There was no contract of significance, to which the Company or any of its subsidiaries was a party and in which a Member of the Board or a Member of the Executive Directorate had a material interest (whether direct or indirect), which subsisted at the end of the year or at any time during the year.

Board Members' and Executive Directorate's Interests in Shares

As at 31 December 2006, the interests or short positions of the Members of the Board and the Executive Directorate in the shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Long Positions in Shares and Underlying Shares of the Company

	Number of Ordinary Shares held			Derivatives			
				Share Options	Other		
Member of the Board or Executive Directorate	Personal* interests	Family† interests	Corporate interests	Personal* interests	Personal* interests	Total interests	Percentage of aggregate interests to total issued share capital
Chow Chung-kong	–	–	–	–	418,017 (Note 1)	418,017	0.00753
T. Brian Stevenson	4,689	–	–	–	–	4,689	0.00008
Christine Fang Meng-sang	1,712	–	–	–	–	1,712	0.00003
Russell John Black	53,985	–	–	–	–	53,985	0.00097
William Chan Fu-keung	46,960	–	–	217,500 (Note 2)	–	264,460	0.00477
Thomas Ho Hang-kwong	53,889	2,541	–	321,000 (Note 2)	–	377,430	0.00680
Lincoln Leong Kwok-kuen	23,000	–	23,000 (Note 3)	1,043,000 (Note 4)	–	1,089,000	0.01963

Notes

1. Chow Chung-kong has a derivative interest in respect of 418,017 shares in the Company within the meaning of Part XV of the SFO. That derivative interest represents Mr. Chow's entitlement to receive an equivalent value in cash of 418,017 shares in the Company on completion of his three-year contract (on 30 November 2009).

2. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the Pre-Global Offering Share Option Scheme.

3. The 23,000 shares are held by Linsan Investment Ltd., a private limited company beneficially wholly owned by Lincoln Leong Kwok-kuen.

4. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the New Joiners Share Option Scheme.

5. The 1,066,000 share options held by Francois Lung Ka-kui lapsed on 17 October 2006.

* Interests as beneficial owner

† Interests of spouse or child under 18 as beneficial owner

Options to subscribe for Ordinary Shares granted under the Pre-Global Offering Share Option Scheme, as referred to in Notes 6B(i) and 41A(i) to the Accounts

Executive Directorate and eligible employees	Date granted	No. of options granted	Period during which rights exercisable (day/month/year)	Options outstanding as at 1 January 2006	Options vested during the year	Options lapsed during the year	Options exercised during the year	Exercise price per share of options (HK$)	Options outstanding as at 31 December 2006	Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$)
William Chan Fu-keung	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	317,500	–	–	100,000	8.44	217,500	20.75
Thomas Ho Hang-kwong	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	321,000	–	–	–	8.44	321,000	–
Other eligible employees	20/9/2000	41,409,000	5/4/2001 – 11/9/2010	11,285,000	–	–	3,994,000	8.44	7,291,000	19.91

Notes

1. The Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") is valid and effective for a period of ten years after 12 September 2000. No option may be offered to be granted under the Pre-IPO Option Scheme on or after the commencement of dealings in shares of the Company on Stock Exchange on 5 October 2000.

2. The number of shares to which the option granted to each participant under the Pre-IPO Option Scheme does not exceed 25% of the number of the shares issued and issuable under the Pre-IPO Option Scheme.

Options to subscribe for Ordinary Shares granted under the New Joiners Share Option Scheme, as referred to in Notes 6B(ii) and 41A(ii) to the Accounts

Executive Directorate and eligible employees	Date granted	No. of options granted	Period during which rights exercisable (day/month/year)	Options outstanding as at 1 January 2006	Options granted during the year	Options vested during the year	Options lapsed during the year	Options exercised during the year	Exercise price per share of options (HK$)	Options outstanding as at 31 December 2006	Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$)
Lincoln Leong Kwok-kuen	1/8/2003	1,066,000	14/7/2004 - 14/7/2013	1,043,000	-	355,000	-	-	9.75	1,043,000	-
Francois Lung Ka-kui	27/9/2005	1,066,000	26/9/2006 - 26/9/2015	1,066,000	-	355,500	1,066,000	-	15.75	-	-
Other eligible employees	1/8/2003	495,200	14/7/2004 - 14/7/2013	400,700	-	164,200	-	132,500	9.75	268,200	20.48
	12/1/2006	94,000	9/1/2007 - 9/1/2016	-	94,000	-	-	-	15.45	94,000	-
	13/9/2005	94,000	9/9/2006 - 9/9/2015	94,000	-	31,500	-	-	15.97	94,000	-
	23/9/2005	213,000	9/9/2006 - 9/9/2015	213,000	-	71,000	-	-	15.97	213,000	-
	17/10/2005	94,000	6/10/2006 - 6/10/2015	94,000	-	-	94,000	-	16.05	-	-
	23/3/2006	94,000	20/3/2007 - 20/3/2016	-	94,000	-	94,000	-	18.05	-	-
	31/3/2006	94,000	20/3/2007 - 20/3/2016	-	94,000	-	-	-	18.05	94,000	-
	4/7/2006	94,000	19/6/2007 - 19/6/2016	-	94,000	-	-	-	18.30	94,000	-
	17/11/2006	94,000	13/11/2007 - 13/11/2016	-	94,000	-	-	-	19.104	94,000	-
	5/10/2006	94,000	29/9/2007 - 29/9/2016	-	94,000	-	-	-	19.732	94,000	-
	12/5/2006	266,500	25/4/2007 - 25/4/2016	-	266,500	-	-	-	20.66	266,500	-
	15/5/2006	213,000	25/4/2007 - 25/4/2016	-	213,000	-	-	-	20.66	213,000	-
	12/5/2006	213,000	2/5/2007 - 2/5/2016	-	213,000	-	-	-	21.00	213,000	-

Notes

1. No option may be exercised later than ten years after its date of offer and no option may be offered to be granted more than five years after the adoption of the New Joiners Share Option Scheme ("New Option Scheme") on 16 May 2002.

2. Unless approved by shareholders in the manner as required by the Listing Rules, the total number of shares issued and issuable upon exercise of the options granted to any eligible employee under the New Option Scheme together with the total number of shares issued and issuable upon the exercise of any option granted to such eligible employee under any other share option scheme of the Company (including, in each case, both exercised and outstanding options) in any 12-month period must not exceed 1% of the shares of the Company in issue at the date of offer in respect of such option under the New Option Scheme.

3. The 1,066,000 share options held by Francois Lung Ka-kui under the New Option Scheme lapsed on 17 October 2006.

During the year ended 31 December 2006, 1,256,500 options to subscribe for shares of the Company were granted to 9 employees under the New Joiners Share Option Scheme and the respective closing price per share immediately before the respective date of grant of the options are set out below. Pursuant to the terms of this Scheme, each grantee undertakes to pay HK$1.00, on demand, to the Company, in consideration for the grant of the options. The share options granted are recognised on an accrued vesting basis in the accounts. The weighted average value per option granted, estimated at the respective date of grant using the Black-Scholes pricing model is as follows:

Date granted	Closing price per share immediately before the date of grant (HK$)	Estimated risk-free interest rate (%)	Expected life (Years)	Estimated Volatility	Expected dividend per share (HK$)	Weighted average value per option granted (HK$)
12/1/2006	16.05	4.00	5	0.20	0.42	3.17
23/3/2006	17.60	4.40	5	0.20	0.42	3.25
31/3/2006	17.65	4.47	5	0.20	0.42	3.28
4/7/2006	18.70	4.73	5	0.21	0.42	4.19
17/11/2006	19.12	3.81	5	0.21	0.42	3.70
5/10/2006	19.22	3.83	5	0.20	0.42	3.51
12/5/2006	20.10	4.62	5	0.21	0.42	4.11
15/5/2006	20.10	4.67	5	0.21	0.42	4.13
12/5/2006	20.10	4.62	5	0.21	0.42	3.99

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options and requires input of highly subjective assumptions, including the expected life and stock price volatility. Since the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Save as disclosed above:

A none of the Members of the Board or the Executive Directorate of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); and

B during the year ended 31 December 2006, no Member of the Board or the Executive Directorate nor any of their spouses or children under 18 years of age held any rights to subscribe for equity or debt securities of the Company nor had there been any exercises of any such rights by any of them,

as recorded in the register kept by the Company under section 352 of the SFO or otherwise notified to the Company and the HKSE pursuant to the Model Code.

Directors' Service Contracts

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

No Director has a service contract with the Company or any of its subsidiaries which is for a duration which may exceed three years or which requires the Company to, in order to terminate such contract, give a notice period in excess of one year or pay or make other payments equivalent to more than one year's emoluments.

Substantial Shareholders' Interests

Set out below is the name of the party which was interested in 5% or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which it was interested as at 31 December 2006 as recorded in the register kept by the Company under section 336 of the SFO:

Name	No. of Ordinary Shares	Percentage of Ordinary Shares to total issued share capital
The Financial Secretary Incorporated (in trust on behalf of the Government)	4,249,276,330	76.58

The Company has been informed by the Government that, as at 31 December 2006, approximately 1.46% of the shares of the Company were held for the account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the Laws of Hong Kong) under the control of the Financial Secretary.

Loan Agreements with Covenant Relating to Specific Performance of the Controlling Shareholder

As at 31 December 2006, the Group had borrowings of HK$27,508 million with maturities ranging 2007 to 2020 and undrawn committed and uncommitted banking and other facilities of HK$17,288 million, which were subject to the condition that the Government, being the Company's controlling shareholder, owns more than half in nominal value of the voting share capital of the Company during the lives of the borrowings and the undrawn facilities. Otherwise, immediate repayment of borrowings may be demanded and cancellation of the undrawn facilities may result.

Major Suppliers and Customers

Less than 30% in value of supplies (which were not of a capital nature) purchased during the year ended 31 December 2006 was attributable to the Company's five largest suppliers. Less than 30% in value of the Company's turnover during the year ended 31 December 2006 was attributable to the Company's five largest customers combined by value.

Going Concern

The accounts on pages 87 to 163 have been prepared on a going concern basis. The Board has reviewed the Company's budget for 2007, together with the longer-term forecast for the following five years and is satisfied that the Company has sufficient resources to continue as a going concern for the foreseeable future.

Connected Transactions

During the year under review the following transactions and arrangements described below have been entered into (or were ongoing) with persons who are "connected persons" for the purposes of the Listing Rules:

Land Agreements

A (a) New Grant No. 9689 dated 16 May 2002, of Tseung Kwan O Town Lot No. 70 for development at Tseung Kwan O Area 86 (building covenant period expiry date 31 December 2015 or 60 months from the due date for payment of land premium of Site O, whichever is the later, which was extended to 31 December 2018 or 66 months from the due date for payment of land premium of Site O, whichever is the later, pursuant to the Further Modification Letter described in (b) below) with a total consideration or value of HK$150,000,000 for site M1 and the consideration for the other sites to be assessed.

(b) The Company entered into a Further Modification Letter dated 13 April 2006 (the "Further Modification Letter") with Government to fix the boundary of Site AB, defer the expiry dates of the building covenant periods, revise the requirements relating to the Government accommodation, require the Company to make payments in respect of noise mitigation measures and set out the development parameters, with the premium for Site AB assessed at HK$8,061,470,000.

B Following the end of the year under review, the Company accepted on 26 February 2007 an offer from the Government to proceed with the proposed development of Tseung Kwan O Town Lot No.72, Area 56, Tseung Kwan O, Sai Kung, New Territories ("Area 56"), subject to the Company's acceptance of Government's assessment of the premium for Area 56 (the "Land Premium") and of the particulars and conditions of the land grant by private treaty of Area 56 to be entered into between the Company and the Government (the "Land Grant"). The offer was made by the Government on 15 January 2007. The Company delivered the acceptance to the Government on 26 February 2007 and the Land Grant is expected to be executed within three calendar months from that date.

It is proposed that the development in Area 56 will be a mixed-use development comprising hotel, office, residential, commercial and car parking accommodations with a total gross floor area of not more than 168,537 square metres. The Company is required to pay to the Government the Land Premium, which has been assessed by the Government to be HK$3,345,230,000, by reference to the full market value of Area 56, ignoring the presence of the railway. The Company is required to pay (a) a deposit equal to 10% of the Land Premium on 26 February 2007 and (b) the remaining balance of the Land Premium when the Land Grant is executed. The payment of the Land Premium will be funded by Lansmart Limited, which was the successful tenderer in the tender to develop Area 56.

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the transaction is a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13 January 2005, the Stock Exchange has granted a waiver to the Company from strict compliance with the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions between the Company and the Government, subject to certain conditions (the "Waiver").

Entrustment Agreement

On 22 June 2006 the Company executed an Entrustment Agreement ("Entrustment Agreement") with the Government under which the Company would construct road L861 and associated services as part of the Tseung Kwan O South Station and Approaches Project. The works are scheduled for completion in 2009. The Entrustment Agreement was executed in the sum of HK$111.1 million.

The above disclosure relating to the Entrustment Agreement is made in accordance with paragraph B(I)(i) of the Waiver and Rule 14A.45 of the Listing Rules.

Continuing Connected Transactions

On 30 June 2005, the Company entered into a supplemental agreement with The Hong Kong Airport Authority ("AA") ("Supplemental Agreement") for the renewal for a further three-year period of the existing maintenance agreement for the Automated People Mover at Hong Kong International Airport (the "Airport").

The Company entered into the original maintenance agreement (the "Maintenance Agreement") with the AA on 18 March 2002. The Maintenance Agreement was for a term of three years, which expired on 6 July 2005. However, the Maintenance Agreement also included an option, exercisable at the discretion of the AA, to extend the term of the agreement at pre-agreed rates and prices for another three years until 6 July 2008.

Since entering into the Maintenance Agreement, the AA has decided to modify and extend the Automated People Mover in order to serve the new Sky Plaza and Sky Pier terminal buildings which are being built at the Airport. This has correspondingly extended the scope of maintenance work for the Automated People Mover. As a result, the price for the option to extend the Maintenance Agreement for a further three-year period has been re-negotiated and reflected in the Supplemental Agreement. Otherwise, the basic terms and conditions of the Maintenance Agreement have not been changed.

The AA, being an associate (as defined in the Listing Rules) of Government, a substantial shareholder of the Company, is a connected person of the Company. As the Supplemental Agreement is a transaction between the Company and a connected person (i.e. the AA) (the "Transaction"), it constitutes a connected transaction for the Company. In addition, on the basis that the agreement involves the provision of services on an ongoing basis, the Supplemental Agreement constitutes a continuing connected transaction for the Company. The transaction is subject to the terms of the Waiver.

The above disclosure relating to the Transaction is made in accordance with paragraph (B)(I)(i) of the Waiver and Rule 14A.46 of the Listing Rules.

In accordance with paragraph (B)(I)(iii)(a) of the Waiver, all the Independent Non-executive Directors of the Company have reviewed the Transaction and confirmed that the Transaction was entered into:

(1) in the ordinary and usual course of the business of the Company;

(2) on normal commercial terms which are no less favourable to the Company than terms available from independent third parties; and

(3) in accordance with the Maintenance Agreement and the Supplemental Agreement on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company has engaged the auditors of the Company to carry out a review of the Transaction in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. In accordance with paragraph (B)(I)(iii)(b) of the Waiver, the auditors have confirmed to the Board of Directors that the Transaction:

(i) has been approved by the Members of the Board of the Company; and

(ii) has been entered into in accordance with the terms of the Maintenance Agreement, as amended by the Supplemental Agreement.

Government is a substantial shareholder in the Company.

Auditors

The retiring auditors, KPMG, have signified their willingness to continue in office. A resolution will be proposed at the Annual General Meeting to reappoint them and to authorise the Directors to fix their remuneration.

By order of the Board

Leonard Bryan Turk
Secretary to the Board
Hong Kong, 13 March 2007

Contents of accounts and notes

Independent auditor's report

To the shareholders of MTR Corporation Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated accounts of MTR Corporation Limited (the "company") set out on pages 87 to 163, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the accounts
The directors of the company are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these accounts based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated accounts give a true and fair view of the state of affairs of the company and of the group as at 31 December 2006 and of the group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
13 March 2007

Consolidated profit and loss account

for the year ended 31 December *in HK$ million*	Note	2006	2005
Fare revenue	3	**6,523**	6,282
Station commercial and other revenue	4A	**1,606**	1,555
Rental and management income	4B	**1,412**	1,316
Turnover		**9,541**	9,153
Staff costs and related expenses	5A	**(1,653)**	(1,614)
Energy and utilities		**(539)**	(541)
Operational rent and rates		**(65)**	(92)
Stores and spares consumed		**(120)**	(120)
Repairs and maintenance	5B	**(511)**	(496)
Railway support services		**(80)**	(74)
Expenses relating to station commercial and other businesses		**(443)**	(358)
Property ownership and management expenses		**(312)**	(238)
Project study and business development expenses	5C	**(267)**	(142)
General and administration expenses	5D	**(192)**	(207)
Other expenses	5D	**(158)**	(170)
Operating expenses before depreciation		**(4,340)**	(4,052)
Operating profit from railway and related businesses before depreciation		**5,201**	5,101
Profit on property developments	7	**5,817**	6,145
Operating profit before depreciation		**11,018**	11,246
Depreciation	8	**(2,674)**	(2,682)
Operating profit before interest and finance charges		**8,344**	8,564
Interest and finance charges	9	**(1,398)**	(1,361)
Change in fair value of investment properties	16	**2,178**	2,800
Share of profits less losses of non-controlled subsidiaries and associates	10	**45**	9
Profit before taxation		**9,169**	10,012
Income tax	11A	**(1,411)**	(1,549)
Profit for the year		**7,758**	8,463
Attributable to:			
– Equity shareholders of the Company	12	**7,759**	8,450
– Minority interests		**(1)**	13
Profit for the year		**7,758**	8,463
Dividends paid and proposed to equity shareholders of the Company attributable to the year:	13		
– Interim dividend declared and paid during the year		**774**	764
– Final dividend proposed after the balance sheet date		**1,554**	1,535
		2,328	2,299
Earnings per share:	14		
– Basic		**HK$1.41**	HK$1.55
– Diluted		**HK$1.41**	HK$1.55

The notes on pages 92 to 163 form part of these accounts.

Consolidated balance sheet

at 31 December *in HK$ million*	Note	2006	2005
Assets			
Fixed assets	16		
– Investment properties		**22,539**	19,892
– Other property, plant and equipment		**84,404**	83,383
		106,943	103,275
Railway construction in progress	17	**232**	1,006
Property development in progress	18A	**3,297**	2,756
Deferred expenditure	19	**565**	281
Prepaid land lease payments	20	**594**	608
Interests in non-controlled subsidiaries	21	**171**	103
Interests in associates	23	**100**	-
Deferred tax assets	38B	**1**	19
Investments in securities	24	**272**	183
Staff housing loans	25	**25**	34
Properties held for sale	26	**2,018**	1,311
Derivative financial assets	27	**195**	234
Stores and spares	28	**272**	248
Debtors, deposits and payments in advance	29	**1,894**	3,095
Loan to a property developer	30	**3,355**	-
Amounts due from the Government and other related parties	31	**177**	154
Cash and cash equivalents	32	**310**	359
		120,421	113,666
Liabilities			
Bank overdrafts	33A	**5**	14
Short-term loans	33A	**1,114**	385
Creditors, accrued charges and provisions	34	**3,639**	3,415
Current taxation	38A	**1**	2
Contract retentions	35	**193**	170
Amounts due to related parties	36	**-**	17
Loans and obligations under finance leases	33A	**27,033**	27,865
Derivative financial liabilities	27	**515**	307
Deferred income	37	**1,682**	3,584
Deferred tax liabilities	38B	**9,453**	8,011
		43,635	43,770
Net assets		**76,786**	69,896
Capital and reserves			
Share capital, share premium and capital reserve	39	**38,639**	37,450
Other reserves	40	**38,128**	32,425
Total equity attributable to equity shareholders of the Company		**76,767**	69,875
Minority interests		**19**	21
Total equity		**76,786**	69,896

Approved and authorised for issue by the Members of the Board on 13 March 2007

Raymond K F Ch'ien
C K Chow
Lincoln K K Leong

The notes on pages 92 to 163 form part of these accounts.

Balance sheet

at 31 December *in HK$ million*	Note	2006	2005
Assets			
Fixed assets	16		
– Investment properties		**22,539**	19,892
– Other property, plant and equipment		**84,256**	83,286
		106,795	103,178
Railway construction in progress	17	**232**	1,006
Property development in progress	18A	**3,297**	2,756
Deferred expenditure	19	**283**	115
Prepaid land lease payments	20	**594**	608
Investments in subsidiaries	22	**184**	182
Staff housing loans	25	**25**	34
Properties held for sale	26	**2,018**	1,311
Derivative financial assets	27	**195**	234
Stores and spares	28	**272**	248
Debtors, deposits and payments in advance	29	**1,782**	2,975
Loan to a property developer	30	**3,355**	-
Amounts due from the Government and other related parties	31	**700**	424
Cash and cash equivalents	32	**127**	116
		119,859	113,187
Liabilities			
Bank overdrafts	33A	**5**	14
Short-term loans	33A	**1,114**	385
Creditors, accrued charges and provisions	34	**3,259**	3,086
Contract retentions	35	**191**	170
Amounts due to related parties	36	**11,718**	12,773
Loans and obligations under finance leases	33A	**15,518**	15,290
Derivative financial liabilities	27	**515**	307
Deferred income	37	**1,682**	3,584
Deferred tax liabilities	38B	**9,453**	8,011
		43,455	43,620
Net assets		**76,404**	69,567
Capital and reserves			
Share capital, share premium and capital reserve	39	**38,639**	37,450
Other reserves	40	**37,765**	32,117
Total equity		**76,404**	69,567

Approved and authorised for issue by the Members of the Board on 13 March 2007

Raymond K F Ch'ien
C K Chow
Lincoln K K Leong

The notes on pages 92 to 163 form part of these accounts.

Consolidated statement of changes in equity

for the year ended 31 December *in HK$ million*	Note	2006	2006	2005	2005
Total equity as at 1 January					
– Attributable to equity shareholders of the Company		**69,875**		62,016	
– Minority interests		**21**		8	
Total equity as at 1 January			**69,896**		62,024
Cash flow hedges:	40				
Effective portion of changes in fair value, net of deferred tax		**(18)**		69	
Transfer from equity					
– to profit and loss account		**(17)**		32	
– to initial carrying amount of non-financial hedged items		**(2)**		(21)	
– to deferred tax		**3**		10	
		(34)		90	
Surplus on revaluation of self-occupied land and buildings, net of deferred tax	40	**271**		406	
Exchange difference on translation of accounts of overseas subsidiaries	40	**13**		4	
Net income recognised directly in equity		**250**		500	
Net profit for the year		**7,758**		8,463	
Total recognised income and expense for the year			**8,008**		8,963
Dividends declared or approved during the year	13				
– 2005 final dividend		**(1,535)**		(1,509)	
– 2006 interim dividend		**(774)**		(764)	
			(2,309)		(2,273)
Shares issued during the year	39				
– Employee Share Option Scheme		**36**		46	
– Scrip Dividend Scheme		**1,153**		1,135	
		1,189		1,181	
Employee share-based payments	40	**3**		1	
Movements in equity arising from capital transactions			**1,192**		1,182
Reduction in minority interests on disposal of a subsidiary			**(1)**		-
Total equity as at 31 December			**76,786**		69,896
Total recognised income and expense for the year attributable to:					
– Equity shareholders of the Company			**8,009**		8,950
– Minority interests			**(1)**		13
			8,008		8,963

The notes on pages 92 to 163 form part of these accounts.

Consolidated cash flow statement

for the year ended 31 December *in HK$ million*	Note	2006		2005	
Cash flows from operating activities					
Operating profit from railway and related businesses before depreciation		**5,201**		5,101	
Adjustments for:					
Decrease in provision for obsolete stock		**(2)**		–	
Loss on disposal of fixed assets		**37**		40	
Deferred project study costs written off		**26**		–	
Amortisation of deferred income from lease transaction		**(6)**		(6)	
Amortisation of prepaid land lease payments		**14**		13	
(Increase)/decrease in fair value of derivative instruments		**(7)**		9	
Unrealised gain on revaluation of investment in securities		**(2)**		–	
Employee share-based payment expenses		**9**		5	
Exchange gain		**(1)**		(7)	
Operating profit from railway and related businesses before working capital changes		**5,269**		5,155	
Increase in debtors, deposits and payments in advance		**(53)**		(82)	
Increase in stores and spares		**(17)**		–	
Increase in creditors, accrued charges and provisions		**204**		118	
Cash generated from operations		**5,403**		5,191	
Overseas tax paid		**(3)**		(2)	
Net cash generated from operating activities			**5,400**		5,189
Cash flows from investing activities					
Capital expenditure					
– Tseung Kwan O Extension Project		**(6)**		(114)	
– Disneyland Resort Line Project		**(45)**		(272)	
– Tung Chung Cable Car Project		**(165)**		(413)	
– Tseung Kwan O property development projects		**(134)**		(1,207)	
– Property fitting out works and other development projects		**(815)**		(227)	
– Purchase of assets and other capital projects		**(1,738)**		(1,221)	
Merger studies		**(88)**		(17)	
Receipts in respect of property development		**4,400**		2,610	
Loan to a property developer		**(4,000)**		–	
Purchase of investment in securities		**(194)**		(114)	
Proceeds from sale of investment in securities		**106**		133	
Loans to associates		**–**		(15)	
Investment in an associate		**(100)**		–	
Principal repayments under Staff Housing Loan Scheme		**9**		13	
Net cash used in investing activities			**(2,770)**		(844)
Cash flows from financing activities					
Proceeds from shares issued		**36**		46	
Drawdown of loans		**6,929**		3,800	
Proceeds from issuance of capital market instruments		**1,499**		1,491	
Repayment of loans		**(5,749)**		(2,721)	
Repayment of capital market instruments		**(2,450)**		(4,168)	
Reduction in capital element of finance lease		**(131)**		(121)	
Release of refundable deposits and asset replacement reserve funds		**(13)**		(1)	
Interest paid		**(1,611)**		(1,416)	
Interest received		**10**		16	
Interest element of finance lease rental payments		**(19)**		(29)	
Finance charges paid		**(16)**		(17)	
Dividends paid		**(1,155)**		(1,138)	
Net cash used in financing activities			**(2,670)**		(4,258)
Net (decrease)/increase in cash and cash equivalents			**(40)**		87
Cash and cash equivalents at 1 January			**345**		258
Cash and cash equivalents at 31 December	32		**305**		345

The notes on pages 92 to 163 form part of these accounts.

1 Statement of compliance

These accounts have been prepared in compliance with the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). These accounts have also been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKAS") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), and accounting principles generally accepted in Hong Kong. A summary of the principal accounting policies adopted by the Group is set out in note 2.

The HKICPA has issued certain new and revised HKFRSs that are effective for accounting periods beginning on or after 1 January 2006. Changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these accounts are disclosed in note 2A(iii).

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 50).

2 Principal accounting policies

A Basis of preparation of the accounts

(i) The measurement basis used in the preparation of the accounts is historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- investment properties (see note 2F(i));
- other leasehold land and buildings, for which the fair values cannot be measured separately at the inception of the lease and the entire lease is classified as a finance lease (see note 2F(ii));
- financial instruments classified as investments in securities (see note 2L); and
- derivative financial instruments (see note 2T).

(ii) The preparation of the accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements and estimations about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the accounts and estimates are discussed in note 49.

(iii) The HKICPA has issued certain new and revised HKFRSs that are effective for accounting periods beginning on or after 1 January 2006. Among those new and revised standards, the Amendment to HKAS 39 "Financial instruments: recognition and measurement on financial guarantee contracts" may have significant changes in the Company's relevant accounting policy for the current accounting period onwards.

In prior years, financial guarantees issued by the Group were disclosed as contingent liabilities in accordance with HKAS 37 "Provisions, contingent liabilities and contingent assets". No provisions were made in respect of these guarantees unless it was more likely than not that the guarantee would be called upon.

With effect from 1 January 2006, in order to comply with the Amendment to HKAS 39, the Group has changed its accounting policy for financial guarantees issued. Under the new policy, material financial guarantee contracts are accounted for as financial liabilities under HKAS 39 and measured initially at fair value, where the fair value can be reliably measured. Subsequently, they are measured at the higher of the amount initially recognised less accumulated amortisation, and the amount of the provision, if any, that should be recognised in accordance with HKAS 37. Further details of the new policy are set out in note 2X. The adoption of this amendment does not have a significant financial impact on the Group's results of operations and financial position for financial years 2005 and 2006.

B Basis of consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries (collectively referred to as the "Group") and the Group's interest in non-controlled subsidiaries (see note 2D) and associates made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate.

2 Principal accounting policies *(continued)*

C Subsidiaries

A subsidiary in accordance with the Hong Kong Companies Ordinance is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses attributable to the minority exceed the minority interest in the equity of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the Group until the minority's share of losses previously absorbed by the Group has been recovered.

Investments in subsidiaries are carried in the Company's balance sheet at cost less any impairment losses (see note 2G(ii)).

D Non-controlled subsidiaries

Non-controlled subsidiaries are not consolidated in the accounts as the Group does not have effective control over their Boards. The investments in non-controlled subsidiaries are accounted for in the consolidated accounts of the Company using the equity method and are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of their net assets. The consolidated profit and loss account reflects the Group's share of the results of those non-controlled subsidiaries for the year.

Unrealised profits and losses resulting from transactions between the Group and the non-controlled subsidiaries are eliminated to the extent of the Group's interest in those subsidiaries, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

In the Company's balance sheet, its investments in non-controlled subsidiaries are stated at cost less impairment losses (see note 2G(ii)).

E Associates and jointly controlled entities

An associate is an entity over which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated accounts of the Company using the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets. The consolidated profit and loss account reflects the Group's share of the post acquisition results of the associates and jointly controlled entities for the year.

When the Group's share of losses equals or exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group's interest in the associate and the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associates and jointly controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (see note 2G(ii)).

2 Principal accounting policies *(continued)*

F Fixed assets

(i) Investment properties are land and/or buildings which are owned or held under a leasehold interest to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at fair value as determined annually by independent professionally qualified valuers. Gains or losses arising from changes in the fair value are recognised as profit or loss in the year in which they arise.

Property that is being constructed or developed for future use as investment property is classified as asset under construction within property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in the profit and loss account.

(ii) Land held for own use under operating leases and buildings thereon, where the fair values of the leasehold interest in the land and buildings cannot be measured separately at the inception of the lease are accounted for as being held under a finance lease, unless the buildings are also clearly held under an operating lease. The self-occupied land and buildings are stated in the balance sheet at their fair values on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Revaluations are performed by independent qualified valuers every year, with changes in the value arising on revaluations treated as movements in the fixed asset revaluation reserve, except:

- where the balance of the fixed asset revaluation reserve relating to a self-occupied land and building is insufficient to cover a revaluation deficit of that property, the excess of the deficit is charged to the profit and loss account; and
- where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the fixed asset revaluation reserve.

(iii) Civil works and plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2G(ii)).

(iv) Assets under construction are stated at cost less impairment losses (see note 2G(ii)). Cost comprises direct costs of construction, such as materials, staff costs and overheads, together with interest expense capitalised during the period of construction or installation and testing. Capitalisation of these costs ceases and the asset concerned is transferred to the appropriate fixed assets category when substantially all the activities necessary to prepare the asset for its intended use are completed.

(v) Leased assets

(a) Leases of assets under which the lessee assumes substantially all the risks and rewards of ownership are classified as finance leases. Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments (computed using the rate of interest implicit in the lease), of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in notes 2H(iv) and 2G(ii) respectively. Finance charges implicit in the lease payments are charged to the profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(b) Leases of assets, other than that mentioned in note 2F(v)(c) below, under which the lessor has not transferred substantially all the risks and rewards of ownership are classified as operating leases. Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies. Impairment losses are accounted for in accordance with the accounting policies on impairment of assets (see note 2G(ii)). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies as set out in note 2Z(iv).

(c) Land held for own use under an operating lease where its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease (see note 2F(ii)). For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.

2 Principal accounting policies *(continued)*

F Fixed assets *(continued)*

(vi) Subsequent expenditure relating to the replacement of certain parts of an existing fixed asset is recognised in the carrying amount of the asset if it is probable that future economic benefit will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognised, with gain or loss arising therefrom dealt with in the profit and loss account.

Expenditure on repairs or maintenance of an existing fixed asset to restore or maintain the originally assessed standard of performance of that asset is charged as an expense when incurred.

(vii) Gains or losses arising from the retirement or disposal of a fixed asset other than an investment property are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the profit and loss account on the date of retirement or disposal. Any related revaluation surplus is transferred from the fixed asset revaluation reserve to retained profits.

G Impairment of assets

(i) Impairment of debtors and other receivables

Debtors and other current and non-current receivables are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets) where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases, the impairment loss is reversed through the profit and loss account.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets (other than properties carried at revalued amounts);
- railway construction in progress;
- property development in progress;
- prepaid land lease payments;
- deferred expenditure; and
- investments in subsidiaries, non-controlled subsidiaries, associates and jointly controlled entities.

If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

An impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount.

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount of the asset.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

2 Principal accounting policies *(continued)*

H Depreciation

(i) Investment properties are not depreciated.

(ii) Fixed assets other than investment properties and assets under construction are depreciated on a straight-line basis at rates sufficient to write off their cost or valuation, less their estimated residual value, if any, over their estimated useful lives as follows:

Land and Buildings	
Self-occupied land and buildings	the shorter of 50 years and the unexpired term of the lease
Civil Works	
Excavation and boring	Indefinite
Tunnel linings, underground civil structures, overhead structures and immersed tubes	100 years
Station building structures	100 years
Depot structures	80 years
Concrete kiosk structures	20 years
Cableway station tower and theme village structures	27 years
Plant and Equipment	
Rolling stock and components	4 – 40 years
Platform screen doors	35 years
Rail track	7 – 30 years
Environmental control systems, lifts and escalators, fire protection and drainage system	7 – 30 years
Power supply systems	7 – 40 years
Aerial ropeway and cabin	5 – 27 years
Automatic fare collection systems, metal station kiosks, and other mechanical equipment	20 years
Train control and signalling equipment, station announcement systems, telecommunication systems and advertising panels	5 – 20 years
Station architectural finishes	20 – 30 years
Fixtures and fittings	10 – 15 years
Maintenance equipment, office furniture and equipment	10 years
Computer software licences and applications	5 – 7 years
Cleaning equipment, computer equipment and tools	5 years
Motor vehicles	4 years

Where parts of an item of property, plant and equipment have different useful lives, each part is depreciated separately. The useful lives of the various categories of fixed assets are reviewed annually in the light of actual asset condition, usage experience and the current asset replacement programme.

(iii) No depreciation is provided on assets under construction until construction is completed and the assets are ready for their intended use.

(iv) Depreciation on assets held under finance leases is provided at rates designed to write off the cost of the asset in equal annual amounts over the shorter of the lease term or the anticipated useful life of the asset as set out above, except in cases where title to the asset will be acquired by the Group at the end of the lease where depreciation is provided at rates designed to write off the cost of the asset in equal amounts over the anticipated useful life of the asset.

I Construction costs

(i) Costs incurred by the Group in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:

- where the proposed projects are at a preliminary review stage with no certainty of materialising, the costs concerned are written off to the profit and loss account; and
- where the proposed projects are at a detailed study stage, having been agreed in principle by the Members of the Board based on a feasible financial plan, the costs concerned are dealt with as deferred expenditure until such time as a project agreement is reached, whereupon the costs are transferred to railway construction in progress.

(ii) After entering into a project agreement, all costs incurred in the construction of the railway are dealt with as railway construction in progress until commissioning of the railway line, whereupon the relevant construction costs are transferred to fixed assets.

J Property development

(i) Costs incurred by the Group in respect of site preparation and land costs paid for property development are dealt with as property development in progress.

2 Principal accounting policies *(continued)*

J Property development *(continued)*

(ii) Payments received from developers in respect of developments are offset against the amounts in property development in progress attributable to that development. Any surplus amounts of payments received from developers in excess of the balance in property development in progress are transferred to deferred income. In these cases, further costs subsequently incurred by the Group in respect of that development are charged against deferred income.

(iii) Expenditure incurred on the development of properties for self-occupation by the Group is transferred to fixed assets when the occupation permits are issued and the properties are put into use.

(iv) When agreement is reached with a developer to redevelop an existing self-occupied property, the relevant property is revalued on an existing use basis prior to commencement of redevelopment. The surplus arising on revaluation is credited to fixed asset revaluation reserve. On commencement of redevelopment, the net book value of the property is transferred to property development in progress.

(v) Where an interest-free loan is provided to a developer as one of the terms of the development contract, such loan is initially stated at fair value which is its present value discounted at the prevailing market rates of interest at inception. The difference between the fair value and the face value of the loan is dealt with as property development in progress during construction and transferred to the profit and loss account upon completion of the development. Interest income is credited to the profit and loss account and debited to the loan over the period of the loan so that the fair value of the loan at maturity equates to its face value.

(vi) Profits arising from the development of properties undertaken in conjunction with property developers are recognised in the profit and loss account as follows:

- where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognised when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development;
- where the Group receives a right to a share of the net surplus from sale of the development, income is initially recognised by the Group upon the issue of occupation permits provided the amounts of revenue and costs can be estimated reliably. The interest in any unsold properties is subsequently remeasured on a basis consistent with the policy set out in note 2J(viii); and
- where the Group receives a distribution of the assets of the development, profit is recognised based on the fair value of such assets at the time of receipt and after taking into account any outstanding risks and obligations retained by the Group in connection with the development.

Upon recognition of profit, the balance of deferred income or property development in progress related to that development is credited or charged to the profit and loss account, as the case may be.

(vii) Where the Group is liable to pay the developer consideration for the retention of part of a property to be redeveloped, profit attributable to the Group in respect of the redevelopment (including any payment received from the developer) will be recognised in the profit and loss account when the quantum of the obligation of the Group and the amount of realised profit can be determined with reasonable accuracy.

(viii) Where properties are received as a profit distribution upon completion of development and are held for sale, those properties are stated at cost represented by their estimated net realisable value upon receipt. Net realisable value represents the estimated selling price less costs to be incurred in selling the properties. When properties are sold, the carrying amount of those properties is recognised as cost of properties sold in the period in which the related revenue is recognised. The amount of any write-down of properties to net realisable value is recognised as an expense in the period the write-down occurs. The amount of any reversal of any write-down of properties, arising from an increase in net realisable value, is recognised as a reduction in the cost of properties sold in the period in which the reversal occurs.

(ix) Where properties under construction are received as a sharing in kind from a development, these properties are initially recognised in assets under construction at fair value. Further costs incurred in the construction of those assets are capitalised into the assets under construction, which are transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use have been completed.

K Jointly controlled operations

The arrangements entered into by the Group with developers for property developments without establishing separate entities are considered to be jointly controlled operations pursuant to HKAS 31 "Investments in joint ventures". Under the development arrangements, the Group is normally responsible for its own costs, including in-house staff costs and the costs of enabling works, and the developers normally undertake to pay for all other project costs such as land premium, construction costs, professional fees, etc. Such costs are deductible from the proceeds of sale before surplus proceeds are shared. In respect of its interests in such operations, the Group accounts for the costs of enabling works and land costs paid net of up-front payments received as property development in progress. In cases where up-front payments received from developers exceed the related expenditures incurred by the Group, such excess is recorded as deferred income. Expenses incurred by the Group on staff, overhead and consultancy fees in respect of these developments are also capitalised as property development in progress. The Group's share of income earned from such operations is recognised in the profit and loss account on the basis of note 2J(vi) after netting off any related balance in property development in progress at that time.

2 Principal accounting policies *(continued)*

L Investments in securities

The Group's policies for investments in securities (other than investments in its subsidiaries, non-controlled subsidiaries, associates and jointly controlled entities), which are held for trading purpose, are as follows:

(i) Investments in securities are initially stated at fair value. At each balance sheet date the fair value is remeasured, with any resultant unrealised gain or loss being recognised in the profit and loss account.

(ii) Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(iii) Profit or loss on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

M Defeasance of long-term lease payments

Where commitments to make long-term lease payments have been defeased by the placement of securities, those commitments and securities (and income and charges arising therefrom) have been netted off in order to reflect the overall commercial effect of the arrangements. These transactions are not accounted for as leases and these liabilities and investment in securities are not recognised as obligations and assets. Any net amount of cash received from such transactions is accounted for as deferred income and is amortised over the terms of the respective lease.

N Stores and spares

Stores and spares used for railway and business operation are categorised as either revenue or capital. Revenue spares are stated in the balance sheet at cost, using the weighted average cost method and are recognised in the year in which the consumption occurred. Provision is made for obsolescence where appropriate. Capital items are included in fixed assets and stated at cost less aggregate depreciation and impairment losses. Depreciation is charged at the rates applicable to the relevant fixed assets against which the capital spares are held in reserve.

O Long-term consultancy contracts

The accounting policy for contract revenue is set out in note 2Z(iii). When the outcome of a fixed-price consultancy contract can be estimated reliably, contract costs are recognised as expense by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a consultancy contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Consultancy contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profit less recognised losses and progress billings, and are presented in the balance sheet as the "Gross amount due from customers for contract work" (as an asset) or the "Gross amount due to customers for contract work" (as a liability), as applicable. Progress billings not yet paid by the customer are included in the balance sheet under "Debtors, deposits and payments in advance". Amounts received before the related work is performed are included in the balance sheet, as a liability, under "Creditors, accrued charges and provisions".

P Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

Q Debtors, deposits and payments in advance

Debtors, deposits and payments in advance are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2G(i)), except where the effect of discounting would be immaterial or the discount is not measurable as the receivables are interest-free loans made to related parties without any fixed repayment terms. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts.

R Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, net of transaction costs incurred. The unhedged portion of interest-bearing borrowings are subsequently stated at amortised costs; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

Subsequent to initial recognition, the carrying amount of the hedged portion of interest-bearing borrowings is remeasured and the change in fair value attributable to the risk being hedged is recognised in the profit and loss account to offset the effect of the gain or loss on the related hedging instrument.

S Creditors, accrued charges and provisions

Creditors, accrued charges and provisions are stated at amortised cost if the effect of discounting would be material, otherwise they are stated at cost.

2 Principal accounting policies *(continued)*

T Derivative financial instruments and hedging activities

The Group uses derivative financial instruments such as interest rate swaps and currency swaps to manage its interest rate and foreign exchange exposure. Based on Group policy, these instruments are used solely for reducing or eliminating financial risks associated with the Group's liabilities and not for trading or speculation purposes.

Derivatives are initially recognised at fair value and are subsequently remeasured at their fair value at each balance sheet date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

Where hedge accounting applies, the Group designates derivatives employed as either: (1) a fair value hedge: to hedge the fair value of recognised liabilities; or (2) a cash flow hedge: to hedge the variability in cash flows of a recognised liability or the foreign currency risk of a firm commitment.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised directly in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Amounts accumulated in equity are transferred to the profit and loss account in the periods when the hedged liability affects earning. However, when the firm commitment that is hedged results in the recognition of a non-financial asset, the associated gains and losses that were recognised in equity are transferred from equity and included in the initial cost or carrying amount of the asset.

When a hedging instrument expires or is sold, terminated or exercised, or when a hedge no longer meets the criteria for hedge accounting, the cumulative gain or loss existing in equity at that time shall remain in equity and is recognised when the hedged liability affects profit or loss, or when the firm commitment is recognised as a non-financial asset, in accordance with the above policy. However, when a hedged liability or a firm commitment is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account.

(iii) Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account.

U Employee benefits

(i) Salaries, annual leave, leave passage allowance and other costs of non-monetary benefits are accrued and recognised as an expense in the year in which the associated services are rendered by employees of the Group, except those benefits incurred for project staff in respect of construction projects and capital works, which are capitalised as part of the cost of the qualifying assets.

(ii) Contributions to defined contribution retirement plans, including contributions to Mandatory Provident Funds ("MPF") as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred, except those contributions for project staff incurred in respect of construction projects and capital works, which are capitalised as part of the cost of the qualifying assets.

(iii) The Group's net obligation in respect of defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. If there is no deep market in such bonds, the market yield on government bonds would be used. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised either as an expense in the profit and loss account, or capitalised as part of the cost of the relevant construction projects or capital works in the case of project related employees, as the case may be, on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in a similar manner.

In calculating the Group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the profit and loss account over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any cumulative unrecognised net actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

2 Principal accounting policies *(continued)*

U Employee benefits *(continued)*

(iv) Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is recognised as a staff cost, unless the original employee expenses qualify for recognition as an asset, on a straight-line basis over the vesting period and taking into account the probability that the options will vest, with a corresponding increase in the employee share-based capital reserve within equity. Fair value is measured by use of a Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit and loss account for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve). The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

For cash-settled share-based payments, a liability equal to the portion of the services received is recognised at the fair value of the shares determined at each balance sheet date.

(v) Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

V Retirement Schemes

The Group operates an Occupational Retirement Scheme (the "MTR Corporation Limited Retirement Scheme"), which is supplemented by a top-up scheme ("MTR Corporation Limited Retention Bonus Scheme") mainly for project staff to provide extra benefits in the event of redundancy.

In addition, the Group has set up a MPF Scheme by participating in a master trust scheme provided by an independent MPF service provider to comply with the requirements under the MPF Ordinance.

Employer's contributions to the defined contribution section of the MTR Corporation Limited Retirement Scheme and the MPF Scheme are recognised in the accounts in accordance with the policy set out in note 2U(ii).

The employer's contributions paid and payable in respect of employees of the hybrid benefit section of the MTR Corporation Limited Retirement Scheme, as calculated annually by independent actuaries in accordance with the Retirement Scheme Rules and provisions of the Occupational Retirement Schemes Ordinance, are used to satisfy the pension expenses recognised in the accounts according to note 2U(iii). Any deficit or surplus thereof will be dealt with in the balance sheet as accrued or prepaid benefit expenses, as the case may be.

W Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Income tax is recognised in the profit and loss account except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination) and investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

2 Principal accounting policies *(continued)*

W Income tax *(continued)*

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

X Financial guarantee contracts

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder of the guarantee for a loss it incurs because a specified debtor fails to make payment to the holder when due in accordance with the original or modified terms of a debt instrument.

When the Group issues a financial guarantee, where the effect is material, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) after netting of any consideration received or receivable at inception is initially debited to the profit and loss account and recognised as deferred income within creditors, accrued charges and provisions.

The amount of the guarantee initially recognised as deferred income is amortised in the profit and loss account over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2Y if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in creditors, accrued charges and provisions in respect of that guarantee, i.e. the amount initially recognised less accumulated amortisation.

Y Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Z Revenue recognition

Provided it is probable that the economic benefits associated with the transactions will flow to the Group and the amount of revenue can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Fare revenue is recognised when the journey is provided.

(ii) Advertising income and service fees from telecommunication services provided within the railway are recognised when the services are provided.

(iii) Contract revenue is recognised when the outcome of a consultancy contract can be estimated reliably. Contract revenue is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract. When the outcome of a consultancy contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

(iv) Rental income from investment properties, station kiosks and other railway premises under operating leases is accounted for in accordance with the terms of the leases. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned. Property management income is recognised when the services are provided.

2 Principal accounting policies *(continued)*

AA Operating lease charges

(i) Rentals payable under operating leases are charged on a straight-line basis over the period of the lease to the profit and loss account, except for rentals payable in respect of railway construction, property development in progress and proposed capital projects which are capitalised as part of railway construction in progress, property development in progress and deferred expenditure respectively.

(ii) Prepaid land lease payments for land are stated at cost and are amortised on a straight-line basis over the period of the lease terms to the profit and loss account as land lease expenses.

BB Interest and finance charges

Interest expense directly attributable to the financing of capital projects prior to their completion or commissioning is capitalised. Exchange differences arising from foreign currency borrowings related to the acquisition of assets are capitalised to the extent that they are regarded as an adjustment to capitalised interest costs. Interest expense attributable to other purposes is charged to the profit and loss account.

Finance charges implicit in the lease payments on assets held under finance leases are charged to the profit and loss account over the period of the lease so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

CC Foreign currency translation

Foreign currency transactions during the year are translated into Hong Kong dollars and recorded at exchange rates ruling at the transaction dates. Foreign currency monetary assets and liabilities are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

DD Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format. As substantially all the principal operating activities of the Group are carried out in Hong Kong, no geographical segment information is provided.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Unallocated items mainly comprise derivative financial assets and liabilities, corporate assets, interest-bearing loans, borrowings, share of results of non-controlled subsidiaries, associates and jointly controlled entities, corporate and financing expenses and minority interests.

EE Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities including entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

FF Government grants

Government grants are assistance by Government in the form of transfer of resources in return for the Group's compliance to the conditions attached thereto. Government grants which represent compensation for the cost of an asset will be deducted from the cost of the asset in arriving at its carrying value to the extent of the amounts received and receivable as at the date of the balance sheet. Any excess of the amount of grant received or receivable over the cost of the asset at the balance sheet date will be carried forward as advance receipts to set off against the future cost of the asset.

3 Fare revenue

in HK$ million	2006	2005
Fare revenue comprises:		
MTR Lines	**5,911**	5,721
Airport Express	**612**	561
	6,523	6,282

The MTR Lines comprise the Kwun Tong, Tsuen Wan, Island, Tung Chung and Tseung Kwan O Lines and, effective from 1 August 2005, the Disneyland Resort Line.

4 Non-fare revenue

A Station commercial and other revenue

in HK$ million	2006	2005
Station commercial and other revenue comprises:		
Advertising	**534**	510
Kiosk rental	**391**	344
Telecommunication income	**259**	334
Consultancy income	**199**	211
Ngong Ping 360 business revenue	**64**	-
Miscellaneous business revenue	**159**	156
	1,606	1,555

Ngong Ping 360 business revenue comprises revenue generated from the Tung Chung cable car operations and related businesses at the Ngong Ping Theme Village, which commenced on 18 September 2006.

B Rental and management income

in HK$ million	2006	2005
Rental income was attributable to:		
Telford Plaza	**492**	470
Luk Yeung Galleria	**122**	120
Paradise Mall	**112**	111
Maritime Square	**281**	252
International Finance Centre	**128**	122
Other properties	**128**	108
	1,263	1,183
Management income	**146**	126
Property agency income	**3**	7
	1,412	1,316

Included in rental income is service income of HK$64 million *(2005: HK$63 million)* relating to the provision of air conditioning services.

5 Operating expenses before depreciation

A Staff costs comprise:

in HK$ million	2006	2005
Amount charged to profit and loss account under:		
– staff costs and related expenses	**1,653**	1,614
– repairs and maintenance	**58**	50
– expenses relating to station commercial and other businesses	**145**	145
– property ownership and management expenses	**40**	40
– project study and business development expenses	**115**	32
– other line items	**42**	51
Amount capitalised in:		
– railway construction in progress	**40**	136
– property development in progress	**79**	76
– assets under construction and other projects	**309**	261
Amount recoverable	**197**	166
Total staff costs	**2,678**	2,571

Included in operating expenses are the following:

in HK$ million	2006	2005
Share options granted to directors and employees	**9**	5
Contributions to defined contribution plans and Mandatory Provident Fund	**17**	12
Expense recognised in respect of defined benefit plans (note 43E)	**123**	134
	149	151

B Repairs and maintenance costs relate mainly to contracted maintenance and revenue works. Other routine repairs and maintenance works are performed by in-house operations, the costs of which are included under staff costs and stores and spares consumed.

C Project study and business development expenses comprise:

in HK$ million	2006	2005
Business development expenses	**245**	129
Miscellaneous project study expenses	**22**	13
	267	142

Business development expenses relate mainly to studies on business opportunities in China and Europe in line with the Group's business strategy.

D Included in general and administration expenses and other expenses are the following charges/(credits):

in HK$ million	2006	2005
Auditors' remuneration		
– audit services	**5**	4
– tax services	**1**	1
– other services	**–**	2
Loss on disposal of fixed assets	**37**	40
Derivative financial instruments:		
– foreign exchange contracts – ineffective portion of cash flow hedges	**(8)**	6
– transfer from hedging reserve	**1**	3
Amortisation of land lease expenses (note 20)	**14**	13
Unrealised gain on revaluation of investment in securities	**(2)**	–

5 Operating expenses before depreciation *(continued)*

E Operating lease expenses charged to the profit and loss account comprise:

in HK$ million	2006	2005
Shopping centre, office building and staff quarters	46	10
Amount capitalised	(1)	(2)
	45	8

6 Remuneration of Members of the Board and the Executive Directorate

A Remuneration of Members of the Board and the Executive Directorate

(i) The emoluments of the Members of the Board and the Executive Directorate of the Company were as follows:

in HK$ million	Fees	Base pay, allowances, and benefits in kind	Retirement scheme contribution	Variable remuneration related to performance	Total
2006					
Members of the Board					
– Raymond Ch'ien Kuo-fung	1.0	–	–	–	1.0
– Cheung Yau-kai	0.2	–	–	–	0.2
– David Gordon Eldon	0.2	–	–	–	0.2
– Christine Fang Meng-sang	0.2	–	–	–	0.2
– Edward Ho Sing-tin	0.3	–	–	–	0.3
– Lo Chung-hing	0.2	–	–	–	0.2
– T. Brian Stevenson	0.3	–	–	–	0.3
– Sarah Liao Sau-tung	0.2	–	–	–	0.2
– Frederick Ma Si-hang	0.2	–	–	–	0.2
– Alan Wong Chi-kong	0.2	–	–	–	0.2
Members of the Executive Directorate					
– Chow Chung-kong	–	5.9	–*	4.2	10.1
– Russell John Black	–	3.7	0.3	1.0	5.0
– William Chan Fu-keung	–	3.5	0.3	1.0	4.8
– Thomas Ho Hang-kwong	–	3.6	0.3	0.9	4.8
– Lincoln Leong Kwok-kuen	–	3.5	0.5	1.0	5.0
– Francois Lung Ka-kui	–	3.4	0.4	0.9	4.7
– Andrew McCusker	–	3.5	0.3	0.9	4.7
– Leonard Bryan Turk	–	3.5	0.3	1.0	4.8
	3.0	30.6	2.4	10.9	46.9

* C K Chow is a member of the Company's Mandatory Provident Fund Scheme. The total contributions paid by the Company in each of the years 2005 and 2006 were HK$12,000.

The above emoluments do not include the fair value of share options granted to Lincoln K K Leong and Francois K K Lung under the Company's New Joiners Share Option Scheme, as estimated at the date of grant. The fair value of share-based payments for Lincoln K K Leong for the year ended 31 December 2006 was HK$0.3 million *(2005: HK$0.6 million)*. The options granted to Francois K K Lung lapsed on 17 October 2006 in accordance with the terms of the New Joiners Share Option Scheme and the fair value of his share-based payments for the year ended 31 December 2005 was HK$0.3 million. The details of directors' interest in the Company's shares are disclosed under the paragraph "Board Members' and Executive Directorate's Interests in Shares" of the Report of the Members of the Board and note 41.

6 Remuneration of Members of the Board and the Executive Directorate *(continued)*

A Remuneration of Members of the Board and the Executive Directorate *(continued)*

In addition, C K Chow does not participate in the Company's two share option schemes. He was entitled to receive an equivalent value in cash of 700,000 shares on completion of his initial three-year contract on 30 November 2006. Pursuant to this contract and following the completion of the contract period, HK$13,396,600 was paid to C K Chow on 1 December 2006 (note 41B).

The aggregate emoluments of Members of the Board and the Executive Directorate for the year pursuant to section 161 of the Hong Kong Companies Ordinance was HK$60.6 million *(2005: HK$45.4 million)*.

in HK$ million	Fees	Base pay, allowances, and benefits in kind	Retirement scheme contribution	Variable remuneration related to performance	Total
2005					
Members of the Board					
– Raymond Ch'ien Kuo-fung	1.0	–	–	–	1.0
– Cheung Yau-kai	0.2	–	–	–	0.2
– David Gordon Eldon	0.2	–	–	–	0.2
– Christine Fang Meng-sang	0.2	–	–	–	0.2
– Edward Ho Sing-tin	0.3	–	–	–	0.3
– Lo Chung-hing	0.2	–	–	–	0.2
– T. Brian Stevenson	0.3	–	–	–	0.3
– Robert Charles Law Footman (retired on 18 June 2005)	0.1	–	–	–	0.1
– Sarah Liao Sau-tung	0.2	–	–	–	0.2
– Frederick Ma Si-hang	0.2	–	–	–	0.2
– Alan Wong Chi-kong (appointed on 18 June 2005)	0.1	–	–	–	0.1
Members of the Executive Directorate					
– Chow Chung-kong	–	5.7	–*	4.2	9.9
– Russell John Black	–	3.5	0.3	1.0	4.8
– William Chan Fu-keung	–	3.5	0.3	0.9	4.7
– Philip Gaffney (retired on 5 December 2005)	–	3.9	0.3	1.1	5.3
– Thomas Ho Hang-kwong	–	3.5	0.3	1.0	4.8
– Lincoln Leong Kwok-kuen	–	3.4	0.5	1.0	4.9
– Francois Lung Ka-kui (appointed on 26 September 2005)	–	0.9	0.1	0.2	1.2
– Andrew McCusker (appointed on 1 October 2005)	–	0.9	0.1	0.2	1.2
– Leonard Bryan Turk	–	3.5	0.3	0.9	4.7
	3.0	28.8	2.2	10.5	44.5

In December 2005, Philip Gaffney received a lump sum benefit payment of HK$11.6 million from the MTR Corporation Limited Retirement Scheme upon retirement.

(ii) Non-executive directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. Dr. Raymond Ch'ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years. In July 2006, he was re-appointed as the non-executive Chairman of the Company until 31 July 2007. All of the five individuals with the highest emoluments are Members of the Executive Directorate whose emoluments are disclosed above.

(iii) C K Chow has a derivative interest in respect of 418,017 shares within the meaning of Part XV of the Securities and Futures Ordinance. That derivative interest represents C K Chow's entitlement to receive an equivalent value in cash of 418,017 shares on completion of his three-year contract ending on 30 November 2009.

The arrangement was offered in order to provide a competitive level of compensation which is to be closely tied to the performance of the Company.

6 Remuneration of Members of the Board and the Executive Directorate *(continued)*

B Share options

Options exercised and outstanding in respect of each Member of the Executive Directorate as at 31 December 2006 are set out under the paragraph "Board Members' and Executive Directorate's Interests in Shares" of the Report of the Members of the Board. Details of the options granted to Members of the Executive Directorate are as follows:

(i) Pre-Global Offering Share Option Scheme

Under the Company's Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") described in note 41A(i), each Member of the Executive Directorate, except C K Chow, Lincoln K K Leong, Francois K K Lung and Andrew McCusker, was granted options on 20 September 2000 to acquire 1,066,000 shares. C K Chow, Lincoln K K Leong and Francois K K Lung joined the Company on 1 December 2003, 1 February 2002 and 26 September 2005 respectively, and are not beneficiaries of the Pre-IPO Option Scheme. Andrew McCusker was granted 266,500 options on 20 September 2000 under the Pre-IPO Option Scheme and no additional share options were granted upon his appointment as a Member of the Executive Directorate on 1 October 2005.

Under the vesting terms of the Pre-IPO Option Scheme, each eligible Member of the Executive Directorate must continue to beneficially own (i) at all times after 26 October 2001, at least 23,000 shares; and (ii) at all times after 26 October 2002, at least 46,000 shares, in each case, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

(ii) New Joiners Share Option Scheme

Under the New Joiners Share Option Scheme ("New Option Scheme") as described in note 41A(ii), Lincoln K K Leong and Francois K K Lung, Members of the Executive Directorate, were granted options to acquire 1,066,000 shares on 1 August 2003 and 27 September 2005 respectively.

Under the vesting terms of the New Option Scheme, Lincoln K K Leong must continue to beneficially own (i) at all times on and after 4 August 2004, at least 23,000 shares; and (ii) at all times on and after 4 August 2005, at least 46,000 shares, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

Under the vesting terms of the New Option Scheme, Francois K K Lung was required to beneficially own at all times on and after 17 October 2006, at least 23,000 shares up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier). Francois K K Lung's options lapsed on 17 October 2006 in accordance with the terms of the New Option Scheme.

7 Profit on property developments

in HK$ million	**2006**	2005
Profit on property developments comprises:		
Transfer from deferred income on		
– up-front payments (note 18B(i))	**1,213**	1,794
– sharing in kind (note 18B(ii))	**555**	95
Share of surplus from development	**3,724**	3,296
Income recognised from sharing in kind	**342**	971
Other overhead costs	**(17)**	(11)
	5,817	6,145

8 Depreciation

in HK$ million	**2006**	2005
Depreciation comprised charges on:		
Railway operations		
– on fixed assets held under finance leases	**19**	19
– on other railway fixed assets	**2,526**	2,502
Assets relating to station commercial and other businesses	**82**	126
Unallocated corporate assets	**47**	35
	2,674	2,682

9 Interest and finance charges

in HK$ million	**2006**	2005
Interest expenses in respect of:		
Bank loans, overdrafts and capital market instruments wholly repayable within 5 years	**1,143**	934
Bank loans and capital market instruments not wholly repayable within 5 years	**504**	485
Obligations under finance leases	**15**	25
Finance charges	**25**	33
Exchange (gain)/loss	**(2)**	7
Derivative financial instruments:		
Fair value hedges	**(19)**	107
Cash flow hedges:		
– transfer from hedging reserve	**(18)**	29
– ineffective portion	**2**	1
Derivatives not qualified as hedges	**8**	(130)
	(27)	7
Interest expenses capitalised	**(126)**	(114)
	1,532	1,377
Interest income in respect of:		
Deposits with banks and other financial institutions	**(9)**	(15)
Staff housing loans	**(2)**	(1)
	(11)	(16)
Interest income from loan to a property developer	**(123)**	–
	1,398	1,361

Interest expenses have been capitalised at the average cost of borrowings to the Group calculated on a monthly basis. The average interest rates for each month varied from 5.4% to 5.6% per annum during the year *(2005: 4.8% to 5.6% per annum)*.

10 Share of profits less losses of non-controlled subsidiaries and associates

Share of profits less losses of non-controlled subsidiaries and associates comprises:

in HK$ million	**2006**	2005
Share of profit before taxation of non-controlled subsidiaries (note 21)	**80**	47
Share of loss of associates (note 23)	**(23)**	(31)
	57	16
Share of income tax of non-controlled subsidiaries (note 21)	**(12)**	(7)
	45	9

11 Income tax

A Income tax in the consolidated profit and loss account represents:

in HK$ million	**2006**	2005
Current tax		
– overseas tax for the year	**2**	1
Deferred tax		
– origination and reversal of temporary differences on:		
– change in fair value of investment properties	**381**	490
– others	**1,028**	1,058
	1,409	1,548
	1,411	1,549

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year's assessable profits or have sustained tax losses for the year ended 31 December 2006. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Provision for deferred tax on temporary differences arising in Hong Kong is calculated at Hong Kong Profits Tax rate at 17.5% *(2005: 17.5%)*.

B Reconciliation between tax expense and accounting profit at applicable tax rates

	2006		2005	
	HK$ million	%	*HK$ million*	%
Profit before tax	**9,169**		10,012	
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	**1,584**	**17.3**	1,737	17.3
Tax effect of non-deductible expenses	**27**	**0.3**	30	0.3
Tax effect of non-taxable revenue	**(230)**	**(2.5)**	(228)	(2.3)
Tax effect of unused tax losses not recognised	**30**	**0.3**	10	0.1
Actual tax expenses	**1,411**	**15.4**	1,549	15.4

12 Profit attributable to equity shareholders

The consolidated profit attributable to equity shareholders includes a profit of HK$7,717 million *(2005: HK$8,364 million)* which has been dealt with in the accounts of the Company.

13 Dividends

During the year, dividends paid and proposed to equity shareholders of the Company comprised:

in HK$ million	**2006**	2005
Dividends paid and payable in respect of 2006		
– Interim dividend of 14 cents *(2005: 14 cents)* per share	**774**	764
– Final dividend proposed after the balance sheet date of 28 cents *(2005: 28 cents)* per share	**1,554**	1,535
	2,328	2,299
Dividend in respect of 2005		
– Final dividend of 28 cents *(2004: 28 cents)* per share approved and paid in 2006	**1,535**	1,509

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

During the year, scrip dividend elections were offered to all shareholders except shareholders with registered addresses in the United States of America or any of its territories or possessions. The Company's majority shareholder, The Financial Secretary Incorporated ("FSI"), had elected to receive part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that the amount payable in cash would not exceed 50% of the total dividend payable. Details of dividends paid to the FSI are disclosed in note 45L. On 8 November 2006, the Government agreed to extend the scrip dividend arrangement for another three financial years until the financial year ending 31 December 2009.

14 Earnings per share

A Basic earnings per share

The calculation of basic earnings per share is based on the profit for the year attributable to equity shareholders of HK$7,759 million *(2005: HK$8,450 million)* and the weighted average number of ordinary shares of 5,510,345,238 in issue during the year *(2005: 5,430,594,654)*, calculated as follows:

Weighted average number of ordinary shares

	2006	2005
Issued ordinary shares at 1 January	**5,481,856,439**	5,389,999,974
Effect of scrip dividends issued	**25,713,468**	37,418,279
Effect of share options exercised	**2,775,331**	3,176,401
Weighted average number of ordinary shares at 31 December	**5,510,345,238**	5,430,594,654

B Diluted earnings per share

The calculation of diluted earnings per share is based on the profit for the year attributable to equity shareholders of HK$7,759 million *(2005: HK$8,450 million)* and the weighted average number of ordinary shares of 5,516,115,460 in issue during the year *(2005: 5,436,752,536)* after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes, calculated as follows:

Weighted average number of ordinary shares (diluted)

	2006	2005
Weighted average number of ordinary shares at 31 December	**5,510,345,238**	5,430,594,654
Number of ordinary shares deemed to be issued for no consideration	**5,770,222**	6,157,882
Weighted average number of ordinary shares (diluted) at 31 December	**5,516,115,460**	5,436,752,536

C Both basic and diluted earnings per share would have been HK$1.08 *(2005: HK$1.13)* if the calculation is based on profit from underlying businesses attributable to equity shareholders, i.e. excluding increase in fair value of investment properties net of related deferred tax, adjusted as follows:

in HK$ million	**2006**	2005
Profit attributable to equity shareholders	**7,759**	8,450
Increase in fair value of investment properties	**(2,178)**	(2,800)
Deferred tax on change in fair value of investment properties (note 11A)	**381**	490
Profit from underlying businesses attributable to equity shareholders	**5,962**	6,140

15 Segmental information

Segmental information is presented in accordance with the Group's business segments, which comprise the following:

Railway operations: The operation of an urban mass transit railway system within Hong Kong and an Airport Express serving the Hong Kong International Airport and the AsiaWorld-Expo both at Chek Lap Kok.

15 Segmental information *(continued)*

Station commercial and other businesses: Related commercial activities including letting of advertising and retail space, bandwidth services on the railway telecommunication system, railway consultancy services, cableway and subsidiaries' businesses.

Property ownership and management: Property management and leasing management of investment properties.

Property developments: Property development at locations relating to the railway system.

The results of major business activities are summarised below:

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	**Total railway operations and related activities**	Property developments	**Total**
2006						
Revenue	**6,523**	**1,606**	**1,412**	**9,541**	–	**9,541**
Operating expenses before depreciation	**(3,003)**	**(443)**	**(312)**	**(3,758)**	–	**(3,758)**
	3,520	**1,163**	**1,100**	**5,783**	–	**5,783**
Profit on property developments	–	–	–	–	**5,817**	**5,817**
Operating profit before depreciation	**3,520**	**1,163**	**1,100**	**5,783**	**5,817**	**11,600**
Depreciation	**(2,541)**	**(82)**	**(4)**	**(2,627)**	–	**(2,627)**
	979	**1,081**	**1,096**	**3,156**	**5,817**	**8,973**
Unallocated corporate expenses						**(629)**
Operating profit before interest and finance charges						**8,344**
Interest and finance charges						**(1,398)**
Change in fair value of investment properties			**2,178**			**2,178**
Share of profits less losses of non-controlled subsidiaries and associates						**45**
Income tax						**(1,411)**
Profit for the year ended 31 December 2006						**7,758**
Assets						
Operational assets *	**76,097**	**2,503**	**22,971**	**101,571**	**825**	**102,396**
Assets under construction	**1,037**	**9**	**63**	**1,109**	**3,796**	**4,905**
Railway construction in progress	**232**	–	–	**232**	–	**232**
Property development in progress	–	–	–	–	**3,297**	**3,297**
Deferred expenditure	**395**	–	–	**395**	–	**395**
Prepaid land lease payments	**594**	–	–	**594**	–	**594**
Investments in securities	**272**	–	–	**272**	–	**272**
Properties held for sale	–	–	–	–	**2,018**	**2,018**
Loan to a property developer	–	–	–	–	**3,355**	**3,355**
	78,627	**2,512**	**23,034**	**104,173**	**13,291**	**117,464**
Interests in non-controlled subsidiaries						**171**
Interests in associates						**100**
Unallocated assets						**2,686**
Total assets						**120,421**
Liabilities						
Segmented liabilities	**1,988**	**511**	**711**	**3,210**	**623**	**3,833**
Deferred income	**120**	–	–	**120**	**1,562**	**1,682**
	2,108	**511**	**711**	**3,330**	**2,185**	**5,515**
Unallocated liabilities						**38,120**
Total liabilities						**43,635**
Other Information						
Capital expenditure on:						
Operational assets	**64**	**4**	**470**	**538**	–	**538**
Assets under construction	**1,075**	**116**	**63**	**1,254**	**898**	**2,152**
Railway construction in progress	**430**	–	–	**430**	–	**430**
Property development in progress	–	–	–	–	**1,113**	**1,113**
Non-cash expenses other than depreciation	**37**	**11**	–	**48**	–	**48**

* Operational assets include property, plant and equipment and other assets employed in the operations of individual business segments.

15 Segmental information *(continued)*

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	**Total railway operations and related activities**	Property developments	**Total**
2005						
Revenue	6,282	1,555	1,316	9,153	-	9,153
Operating expenses before depreciation	(3,005)	(358)	(238)	(3,601)	-	(3,601)
	3,277	1,197	1,078	5,552	-	5,552
Profit on property developments	-	-	-	-	6,145	6,145
Operating profit before depreciation	3,277	1,197	1,078	5,552	6,145	11,697
Depreciation	(2,517)	(126)	(4)	(2,647)	-	(2,647)
	760	1,071	1,074	2,905	6,145	9,050
Unallocated corporate expenses						(486)
Operating profit before interest and finance charges						8,564
Interest and finance charges						(1,361)
Change in fair value of investment properties			2,800			2,800
Share of profits less losses of non-controlled subsidiaries and associates						9
Income tax						(1,549)
Profit for the year ended 31 December 2005						8,463
Assets						
Operational assets *	77,697	1,525	20,243	99,465	2,042	101,507
Assets under construction	739	24	-	763	2,898	3,661
Railway construction in progress	1,006	-	-	1,006	-	1,006
Property development in progress	-	-	-	-	2,756	2,756
Deferred expenditure	209	-	-	209	-	209
Prepaid land lease payments	608	-	-	608	-	608
Investments in securities	183	-	-	183	-	183
Properties held for sale	-	-	-	-	1,311	1,311
	80,442	1,549	20,243	102,234	9,007	111,241
Interests in non-controlled subsidiaries						103
Unallocated assets						2,322
Total assets						113,666
Liabilities						
Segmented liabilities	2,173	373	499	3,045	559	3,604
Deferred income	126	-	-	126	3,458	3,584
	2,299	373	499	3,171	4,017	7,188
Unallocated liabilities						36,582
Total liabilities						43,770
Other Information						
Capital expenditure on:						
Operational assets	30	14	405	449	-	449
Assets under construction	768	238	-	1,006	721	1,727
Railway construction in progress	983	-	-	983	-	983
Property development in progress	-	-	-	-	1,455	1,455
Non-cash expenses other than depreciation	40	4	-	44	-	44

As substantially all the principal operating activities of the Group were carried out in Hong Kong throughout the reporting periods, no geographical analysis is provided.

16 Fixed assets

The Group

in HK$ million	Investment properties	Self-occupied land and buildings	Civil works	Plant and equipment	Assets under construction	Total
Cost or Valuation						
At 1 January 2006	**19,892**	**1,705**	**46,188**	**56,339**	**3,661**	**127,785**
Additions	**469**	**–**	**–**	**69**	**2,152**	**2,690**
Disposals/Write-offs	**–**	**–**	**(20)**	**(370)**	**(2)**	**(392)**
Change in fair value	**2,178**	**–**	**–**	**–**	**–**	**2,178**
Surplus on revaluation (note 40)	**–**	**284**	**–**	**–**	**–**	**284**
Tung Chung Cable Car Project commissioned (note 17)	**–**	**–**	**375**	**824**	**–**	**1,199**
Other assets commissioned	**–**	**–**	**1**	**905**	**(906)**	**–**
At 31 December 2006	**22,539**	**1,989**	**46,544**	**57,767**	**4,905**	**133,744**
At Cost	**–**	**–**	**46,544**	**57,767**	**4,905**	**109,216**
At 31 December 2006 Valuation	**22,539**	**1,989**	**–**	**–**	**–**	**24,528**
Aggregate depreciation						
At 1 January 2006	**–**	**–**	**3,492**	**21,018**	**–**	**24,510**
Charge for the year	**–**	**45**	**380**	**2,249**	**–**	**2,674**
Written back on disposal	**–**	**–**	**(8)**	**(330)**	**–**	**(338)**
Written back on revaluation (note 40)	**–**	**(45)**	**–**	**–**	**–**	**(45)**
At 31 December 2006	**–**	**–**	**3,864**	**22,937**	**–**	**26,801**
Net book value at 31 December 2006	**22,539**	**1,989**	**42,680**	**34,830**	**4,905**	**106,943**
Cost or Valuation						
At 1 January 2005	16,687	1,246	45,704	55,081	3,051	121,769
Additions	405	–	–	44	1,727	2,176
Capitalisation adjustments *	–	–	(2)	(76)	–	(78)
Disposals/Write-offs	–	–	(2)	(275)	(3)	(280)
Change in fair value	2,800	–	–	–	–	2,800
Surplus on revaluation (note 40)	–	459	–	–	–	459
Reclassification	–	–	175	(175)	–	–
Disneyland Resort Line and AsiaWorld-Expo Station Projects commissioned (note 17)	–	–	176	763	–	939
Other assets commissioned	–	–	137	977	(1,114)	–
At 31 December 2005	19,892	1,705	46,188	56,339	3,661	127,785
At Cost	–	–	46,188	56,339	3,661	106,188
At 31 December 2005 Valuation	19,892	1,705	–	–	–	21,597
Aggregate depreciation						
At 1 January 2005	–	–	3,093	18,984	–	22,077
Charge for the year	–	33	395	2,258	–	2,686
Capitalisation adjustments *	–	–	–	(4)	–	(4)
Written back on disposal	–	–	(1)	(215)	–	(216)
Written back on revaluation (note 40)	–	(33)	–	–	–	(33)
Reclassification	–	–	5	(5)	–	–
At 31 December 2005	–	–	3,492	21,018	–	24,510
Net book value at 31 December 2005	19,892	1,705	42,696	35,321	3,661	103,275

* Capitalisation adjustments relate to certain railway assets capitalised at time of commissioning based on contractors' claimed values. Such assets' final values have been adjusted downward following finalisation of contract claims with contractors at lower final contract values during the year.

16 Fixed assets *(continued)*

The Company

in HK$ million	Investment properties	Self-occupied land and buildings	Civil works	Plant and equipment	Assets under construction	Total
Cost or Valuation						
At 1 January 2006	**19,892**	**1,705**	**46,188**	**55,676**	**3,637**	**127,098**
Additions	**469**	–	–	**65**	**2,069**	**2,603**
Disposals/Write-offs	–	–	**(20)**	**(241)**	**(2)**	**(263)**
Change in fair value	**2,178**	–	–	–	–	**2,178**
Surplus on revaluation (note 40)	–	**284**	–	–	–	**284**
Tung Chung Cable Car Project commissioned (note 17)	–	–	**375**	**824**	–	**1,199**
Other assets commissioned	–	–	**1**	**871**	**(872)**	–
At 31 December 2006	**22,539**	**1,989**	**46,544**	**57,195**	**4,832**	**133,099**
At Cost	–	–	**46,544**	**57,195**	**4,832**	**108,571**
At 31 December 2006 Valuation	**22,539**	**1,989**	–	–	–	**24,528**
Aggregate depreciation						
At 1 January 2006	–	–	**3,492**	**20,428**	–	**23,920**
Charge for the year	–	**45**	**380**	**2,216**	–	**2,641**
Written back on disposal	–	–	**(8)**	**(204)**	–	**(212)**
Written back on revaluation (note 40)	–	**(45)**	–	–	–	**(45)**
At 31 December 2006	–	–	**3,864**	**22,440**	–	**26,304**
Net book value at 31 December 2006	**22,539**	**1,989**	**42,680**	**34,755**	**4,832**	**106,795**
Cost or Valuation						
At 1 January 2005	16,687	1,246	45,704	54,414	3,045	121,096
Additions	405	–	–	30	1,709	2,144
Capitalisation adjustments *	–	–	(2)	(76)	–	(78)
Disposals/Write-offs	–	–	(2)	(257)	(3)	(262)
Change in fair value	2,800	–	–	–	–	2,800
Surplus on revaluation (note 40)	–	459	–	–	–	459
Reclassification	–	–	175	(175)	–	–
Disneyland Resort Line and AsiaWorld-Expo Station Projects commissioned (note 17)	–	–	176	763	–	939
Other assets commissioned	–	–	137	977	(1,114)	–
At 31 December 2005	19,892	1,705	46,188	55,676	3,637	127,098
At Cost	–	–	46,188	55,676	3,637	105,501
At 31 December 2005 Valuation	19,892	1,705	–	–	–	21,597
Aggregate depreciation						
At 1 January 2005	–	–	3,093	18,471	–	21,564
Charge for the year	–	33	395	2,180	–	2,608
Capitalisation adjustments *	–	–	–	(4)	–	(4)
Written back on disposal	–	–	(1)	(214)	–	(215)
Written back on revaluation (note 40)	–	(33)	–	–	–	(33)
Reclassification	–	–	5	(5)	–	–
At 31 December 2005	–	–	3,492	20,428	–	23,920
Net book value at 31 December 2005	19,892	1,705	42,696	35,248	3,637	103,178

* Capitalisation adjustments relate to certain railway assets capitalised at time of commissioning based on contractors' claimed values. Such assets' final values have been adjusted downward following finalisation of contract claims with contractors at lower final contract values during the year.

16 Fixed assets *(continued)*

A The analysis of the Group's properties, all of which are held in Hong Kong and carried at fair value, is as follows:

The Group and The Company

	Investment properties		Self-occupied land and buildings	
in HK$ million	**2006**	2005	**2006**	2005
Long leases	**1,437**	1,399	**–**	–
Medium-term leases	**21,102**	18,493	**1,989**	1,705
	22,539	19,892	**1,989**	1,705

B All investment properties of the Group were revalued at open market value at 31 December 2006 by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors.The valuations are based on a "term and reversion basis", which capitalises the existing and reversionary net rental income having regard to market valuation checks on comparable sale and yields. The net increase in fair value of HK$2,178 million *(2005: HK$2,800 million)* arising from the revaluation has been credited to the profit and loss account.

C All self-occupied land and buildings were revalued at open market value on an existing use basis at 31 December 2006 by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors. The valuation resulted in a net revaluation surplus of HK$329 million *(2005: HK$492 million)*, which net of deferred tax of HK$58 million *(2005: HK$86 million)* (note 38B), has been transferred to the fixed asset revaluation reserve account (note 40).

The carrying amount of the self-occupied land and buildings at 31 December 2006 would have been HK$892 million *(2005: HK$914 million)* had the land and buildings been stated at cost less accumulated depreciation.

D Assets under construction include a partially renovated shell of the retail shopping centre at Union Square, Kowloon Station and its car parking spaces received by the Company as a sharing in kind from the development. The properties under construction are stated at cost, which is deemed to be the fair value upon receipt (note 2J(ix)) determined by reference to an open market valuation undertaken by an independent firm of surveyors, Jones Lang LaSalle, who have among their staff Members of the Hong Kong Institute of Surveyors.

E In addition to the self-occupied land and buildings treated as being held under finance leases in note 16A above, the Group has the following assets held under agreements which are treated as finance leases:

The Group and The Company

	Civil works Eastern Harbour Crossing	
in HK$ million	**2006**	2005
Cost	**1,254**	1,254
Less: Aggregate depreciation	**307**	288
Net book value	**947**	966

The Company has entered into a Management Agreement (the "Agreement") with New Hong Kong Tunnel Company Limited to operate the Eastern Harbour Crossing until 2008. Included in the assets held under the Agreement are railway and ancillary works relating to the rail tunnel.

At the expiry of the Agreement, title to the assets will, pursuant to the Eastern Harbour Crossing Ordinance, be vested in the Government which has in turn entered into a Memorandum of Understanding dated 17 October 1986 with the Company to the effect that the assets will be vested in the Company on terms to be agreed between the Company and the Government. On 30 June 2000, the Company entered into a further agreement with the Government pursuant to which the relevant assets will be vested by the Government into the Company in 2008 for a nominal consideration and the Company agreed to indemnify the Government for certain amounts which are expected to be nominal. On this basis, the semi-annual payments made by the Company to New Hong Kong Tunnel Company Limited in respect of the Eastern Harbour Crossing are dealt with in these accounts as payments under a finance lease.

The Group's total non-cancellable future minimum lease payments payable to New Hong Kong Tunnel Company Limited are set out in note 33C.

16 Fixed assets *(continued)*

F The Group leases out investment properties and station kiosks under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the lease after that date at which time all terms will be renegotiated. Lease payments are usually adjusted annually to reflect market rentals. Certain leases carry additional rental based on turnover. Lease incentives granted are amortised in the profit and loss account as an integral part of the net lease payment receivable.

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were HK$22,539 million *(2005: HK$19,892 million)*. The gross carrying amounts of station kiosks held for use in operating leases were HK$439 million *(2005: HK$446 million)* and the related accumulated depreciation charges were HK$108 million *(2005: HK$95 million)*.

The Group's total future minimum lease receipts under non-cancellable operating leases are receivable as follows:

The Group and The Company

in HK$ million	**2006**	2005
Within 1 year	**1,350**	1,295
After 1 year but within 5 years	**1,875**	2,025
Later than 5 years	**161**	214
	3,386	3,534

G In March 2003, the Group entered into a series of structured transactions with unrelated third parties to lease out and lease back certain of its passenger cars ("Lease Transaction") involving a total original cost of HK$2,562 million and a total net book value of HK$1,674 million as at 31 March 2003. Under the Lease Transaction, the Group has leased the assets to institutional investors in the United States (the "Investors"), who have prepaid all the rentals in relation to the lease agreement. Simultaneously, the Group has leased the assets back from the Investors with an obligation to pay rentals in accordance with a pre-determined payment schedule. The Group has an option to purchase the Investors' leasehold interest in the assets at pre-determined dates for fixed amounts. Part of the rental prepayments received from the Investors has been invested in debt securities to meet the Group's rental obligations and the amount payable for exercising the purchase option under the Lease Transaction. In addition, the Group retains legal title to the assets and there are no restrictions on the Group's ability to utilise these assets in the operation of the railway business.

As a result of the Lease Transaction, the Group received total cash of approximately HK$3,688 million and committed to long-term lease payments with an estimated net present value in March 2003 of approximately HK$3,533 million, which have been defeased by purchase of debt securities to meet the payment obligations. The Group received in 2003 the cash amount of HK$141 million net of costs from the Lease Transaction.

As the Group is not able to control the investment account in pursuit of its own objectives and its obligations to pay the lease payments are funded by the proceeds of the above investments, those liabilities and investments in debt securities are not recognised in March 2003 as obligations and assets of the Group. The net amount of cash received by the Group has been accounted for as deferred income and is being amortised to the Group's profit and loss account over the terms of the respective leases.

17 Railway construction in progress

The Group and The Company

in HK$ million	Balance at 1 Jan	Expenditure	Capitalised on commissioning (note 16)	Transfer to stores and spares	Balance at 31 Dec
2006					
Tseung Kwan O South Station Project					
Construction costs	**18**	**99**	**–**	**–**	**117**
Consultancy fees	**8**	**2**	**–**	**–**	**10**
Staff costs and other expenses	**16**	**27**	**–**	**–**	**43**
Finance costs	**1**	**4**	**–**	**–**	**5**
	43	**132**	**–**	**–**	**175**
Tung Chung Cable Car Project					
Construction costs	**755**	**193**	**(943)**	**(5)**	**–**
Consultancy fees	**51**	**24**	**(75)**	**–**	**–**
Staff costs and other expenses	**79**	**15**	**(94)**	**–**	**–**
Finance costs	**48**	**39**	**(87)**	**–**	**–**
	933	**271**	**(1,199)**	**(5)**	**–**
SkyPlaza Platform Project					
Construction costs	**24**	**16**	**–**	**–**	**40**
Staff costs and other expenses	**6**	**8**	**–**	**–**	**14**
Finance costs	**–**	**3**	**–**	**–**	**3**
	30	**27**	**–**	**–**	**57**
Total	**1,006**	**430**	**(1,199)**	**(5)**	**232**
2005					
Tseung Kwan O South Station Project					
Construction costs	1	17	–	–	18
Consultancy fees	1	7	–	–	8
Staff costs and other expenses	5	11	–	–	16
Finance costs	–	1	–	–	1
	7	36	–	–	43
Disneyland Resort Line Project					
Construction costs	1,074	185	(1,259)	–	–
Consultancy fees	46	5	(51)	–	–
Staff costs and other expenses	279	74	(353)	–	–
Finance costs	10	14	(24)	–	–
	1,409	278	(1,687)	–	–
Government grant (note 45E)	(931)	–	931	–	–
	478	278	(756)	–	–
Tung Chung Cable Car Project					
Construction costs	336	419	–	–	755
Consultancy fees	37	14	–	–	51
Staff costs and other expenses	57	22	–	–	79
Finance costs	14	34	–	–	48
	444	489	–	–	933
AsiaWorld-Expo Station Project					
Construction costs	16	124	(140)	–	–
Staff costs and other expenses	16	23	(39)	–	–
Finance costs	1	3	(4)	–	–
	33	150	(183)	–	–
SkyPlaza Platform Project					
Construction costs	–	24	–	–	24
Staff costs and other expenses	–	6	–	–	6
Finance costs	–	–	–	–	–
	–	30	–	–	30
Total	962	983	(939)	–	1,006

17 Railway construction in progress *(continued)*

A Tseung Kwan O South Station Project

The construction of future railway stations along the Tseung Kwan O Line is covered by the Project Agreement with the Government signed on 4 November 1998.

The main civil contract and associated electrical and mechanical contracts have been awarded and the construction works are in progress. The project is on programme and scheduled for completion in 2009. The capital cost for the project based on the defined scope of works and programme is estimated at approximately HK$1 billion.

At 31 December 2006, the Company had incurred expenditure of HK$175 million *(2005: HK$43 million)* on the project and had authorised outstanding commitments on contracts totalling HK$321 million *(2005: HK$12 million)* related to the project.

B Tung Chung Cable Car Project

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Tung Chung Cable Car Project was signed on 19 November 2003.

The project was completed in mid 2006 and started to serve the public on 18 September 2006. Negotiation on the final accounts with various contractors is in progress. It is estimated that the total cost of the project will be approximately HK$1.2 billion.

C SkyPlaza Platform Project

The Project Agreement between the Airport Authority and the Company for the design, construction, financing and operation of the SkyPlaza Platform Project was signed on 18 July 2005.

The project construction work is nearly completed with target opening in the first half of 2007. The capital cost for the project based on the defined scope of works and programme is estimated at approximately HK$0.1 billion.

At 31 December 2006, the Company had incurred expenditure of HK$57 million *(2005: HK$30 million)* on the project and had authorised outstanding commitments on contracts totalling HK$2 million *(2005: HK$14 million)* related to the project.

18 Property development in progress

Under the Airport Railway Agreement related to the construction of the Airport Railway, the Government had granted to the Company development rights on the land ("Land Grant") over the five station sites along the railway at market value for property development. In preparing the sites for development, the Company incurs costs related to foundation and site enabling works and expects the costs to be reimbursed by property developers in the form of up-front cash payments when development packages are awarded. In accordance with the development agreements entered into with property developers, the developers are also responsible for the balance of the development costs.

Notwithstanding having entered into the development agreements with the developers, the Company being the grantee of the land remains primarily responsible for the fulfilment of all the conditions and obligations in the Land Grant. Such conditions and obligations include the type and quantity of the developments that must be built, public facilities to be provided, and the completion date of the project.

Costs of foundation, site enabling works and land costs incurred by the Company are capitalised as property development in progress and payments received from developers are credited to property development in progress to offset costs incurred in respect of the same development. In cases where payments received from developers exceed the related expenditure incurred by the Company, such excess is recorded as deferred income (note 18B(i)). In these cases, any subsequent expenditure incurred by the Company in respect of that development will be charged against deferred income. Deferred income is to be recognised as profits of the Company at the appropriate time after charging any remaining costs related to foundation and site enabling works, and after taking into account the outstanding risks and obligations retained by the Company relating to each development. Until such time as deferred income is recognised as profit, it is recorded as a liability of the Company in recognition of the Company's obligations under the Land Grant.

The Tseung Kwan O Extension ("TKE") Project Agreement entered into in 1998 between the then Secretary for Transport, for and on behalf of the Government, and the Company in respect of the construction of the Tseung Kwan O Extension provides the Company with the right to undertake property developments at four station and depot sites along the Tseung Kwan O Line ("Tseung Kwan O Extension Property Projects") under separate land grant agreements. The basis of accounting for development costs incurred by the Company and payment related thereto is consistent with that for the property developments along the Airport Railway.

18 Property development in progress *(continued)*

A Property development in progress

The Group and The Company

in HK$ million	Balance at 1 Jan	Expenditure	Offset against payments received from developers (note 18B(i))	Transfer out on project completion	Balance at 31 Dec
2006					
Airport Railway Property Projects	**–**	**106**	**(106)**	**–**	**–**
Tseung Kwan O Extension Projects	**2,756**	**1,007**	**(452)**	**(14)**	**3,297**
	2,756	**1,113**	**(558)**	**(14)**	**3,297**
2005					
Airport Railway Property Projects	–	210	(152)	(58)	–
Tseung Kwan O Extension Projects	2,043	1,241	(528)	–	2,756
Other property projects	45	4	(27)	(22)	–
	2,088	1,455	(707)	(80)	2,756

Included in the amount for Tseung Kwan O Extension Projects is HK$768 million *(2005: nil)* in connection with the Company's interest-free loan of HK$4,000 million extended to the developer of Package 2, Tseung Kwan O Area 86 property development project in 2006 (note 30).

B Deferred income on property development

The Group and The Company

in HK$ million	2006	2005
Deferred income on property development comprises:		
– Up-front payments received from developers (note 18B(i))	**1,120**	2,461
– Sharing in kind (note 18B(ii))	**442**	997
	1,562	3,458

(i) Deferred income on up-front payments

The Group and The Company

in HK$ million	Balance at 1 Jan	Payments received from developers	Offset against property development in progress (note 18A)	Amount recognised as profit (note 7)	Balance at 31 Dec
2006					
Airport Railway Property Projects	**2,419**	**20**	**(106)**	**(1,213)**	**1,120**
Tseung Kwan O Extension Property Projects	**42**	**410**	**(452)**	**–**	**–**
	2,461	**430**	**(558)**	**(1,213)**	**1,120**
2005					
Airport Railway Property Projects	3,409	956	(152)	(1,794)	2,419
Tseung Kwan O Extension Property Projects	5	565	(528)	–	42
Other property projects	–	27	(27)	–	–
	3,414	1,548	(707)	(1,794)	2,461

18 Property development in progress *(continued)*

B Deferred income on property development *(continued)*

(ii) Deferred income on sharing in kind

Under the property development agreement in respect of an Airport Railway development package, the Company received during 2004 certain portions of the shell of a retail centre at Union Square, Kowloon Station and its car parking spaces. Part of the property development profit is deferred as the Company has an obligation under the development agreement to complete the fitting-out works. On this basis, movements of the deferred income on this sharing in kind during the year are set out below:

The Group and The Company

in HK$ million	2006	2005
Balance as at 1 January	**997**	1,092
Less: Amount recognised as profit (note 7)	**(555)**	(95)
Balance as at 31 December	**442**	997

C Stakeholding funds

As stakeholder under certain Airport Railway and Tseung Kwan O Extension Property Projects, the Company receives and manages deposit monies and sales proceeds in respect of sales of properties under those developments. These monies are placed in separate designated bank accounts and, together with any interest earned, will be released to the developers for the reimbursement of costs of the respective developments in accordance with the terms and conditions of the Government Consent Schemes and development agreements. Any balance remaining will only be released for distribution after all obligations relating to the developments have been met. Accordingly, the balances of the stakeholding funds and the corresponding bank balances have not been included in the Group's and the Company's balance sheets. Movements in stakeholding funds during the year were as follows:

The Group and The Company

in HK$ million	2006	2005
Balance as at 1 January	**3,478**	4,064
Stakeholding funds received and receivable	**22,843**	15,599
Add: Interest earned thereon	**176**	111
	26,497	19,774
Disbursements during the year	**(19,637)**	(16,296)
Balance as at 31 December	**6,860**	3,478
Represented by:		
Balances in designated bank accounts as at 31 December	**6,858**	3,476
Retention receivable	**2**	2
	6,860	3,478

19 Deferred expenditure

The Group

in HK$ million	Balance at 1 Jan	Expenditure during the year	Balance at 31 Dec
2006			
Merger studies	**72**	**98**	**170**
Expenditure on proposed capital projects	**209**	**186**	**395**
	281	**284**	**565**
2005			
Merger studies	56	16	72
Expenditure on proposed capital projects	78	131	209
	134	147	281

The Company

in HK$ million	Balance at 1 Jan	Expenditure during the year	Balance at 31 Dec
2006			
Merger studies	**72**	**98**	**170**
Expenditure on proposed capital projects	**43**	**70**	**113**
	115	**168**	**283**
2005			
Merger studies	56	16	72
Expenditure on proposed capital projects	27	16	43
	83	32	115

Merger studies comprise external consultancy, incremental direct staff costs and expenses in relation to the studies on the proposed merger between the Company and Kowloon-Canton Railway Corporation.

The expenditure incurred on the proposed capital projects for the year mainly relates to design works for the Shenzhen Metro Line 4 Project in China and the West Island Line Project in Hong Kong.

20 Prepaid land lease payments

The Group and The Company

in HK$ million	**2006**	2005
Cost		
At 1 January	**732**	732
Addition	**–**	–
At 31 December	**732**	732
Accumulated amortisation		
At 1 January	**124**	111
Charge for the year	**14**	13
At 31 December	**138**	124
Net book value at 31 December	**594**	608

A The above prepaid land lease payments, all of which relate to land held for railway depots in Hong Kong, is analysed as follows:

The Group and The Company

in HK$ million	**2006**	2005
At net book value		
– long leases	**157**	160
– medium-term leases	**437**	448
	594	608

B The lease of the land on which the civil works, plant and equipment are situated for the operation of the railway was granted to the Company under a running line lease for the period up to 29 June 2050 which can be extended for further periods of 50 years at nominal payment (note 45C).

Under the terms of the lease, the Company undertakes to keep and maintain all the leased areas, including underground and overhead structures, at its own cost. With respect to parts of the railway situated in structures where access is shared with other users, such as the Lantau Fixed Crossing, the Company's obligation for maintenance is limited to the railway only. All maintenance costs incurred under the terms of the lease have been dealt with as railway operating costs in the profit and loss account.

21 Interests in non-controlled subsidiaries

in HK$ million	The Group 2006	The Group 2005	The Company 2006	The Company 2005
Unlisted shares, *at cost*	–	–	**24**	24
Share of net assets	**171**	103	**–**	–
	171	103	**24**	24

The following list contains the particulars of all major non-controlled subsidiaries of the Group:

Name of company	Issued and paid up ordinary share capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Octopus Holdings Limited	HK$42,000,000	57.4%	57.4%	–	Hong Kong	Investment holding
Octopus Cards Limited	HK$42,000,000	57.4%	–	100%	Hong Kong	Operate a contactless smartcard common payment system in Hong Kong
Octopus Connect Limited	HK$2	57.4%	–	100%	Hong Kong	Customer relationship management service
Octopus Investments Limited	HK$2	57.4%	–	100%	Hong Kong	Investment holding
Octopus Knowledge Limited	HK$2	57.4%	–	100%	Hong Kong	Marketing and management of overseas automatic fare collection consultancy projects
Octopus Netherlands Limited	HK$1	57.4%	–	100%	Hong Kong	Consultancy services on introducing a smart card system in the Netherlands
Octopus Rewards Limited	HK$1	57.4%	–	100%	Hong Kong	Operate a common loyalty scheme
Octopus Cards Macau Limited	MOP25,000	57.4%	–	100%	Macau	Promote the contactless smartcard common payment system in Macau
Octopus Cards (NL) B.V.	EUR18,000	57.4%	–	100%	Netherlands	Project management on introducing a smart card system in the Netherlands

21 Interests in non-controlled subsidiaries *(continued)*

In June 1994, the Company entered into an agreement with four local transport companies, Kowloon-Canton Railway Corporation, The Kowloon Motor Bus Company (1933) Limited (subsequently replaced by KMB Public Bus Services Holdings Limited), Citybus Limited and The Hongkong and Yaumati Ferry Co., Limited (subsequently replaced by New World First Bus Services Limited and New World First Ferry Services Limited), to incorporate a company, Creative Star Limited, now Octopus Cards Limited ("OCL"), to undertake the development and operation of the "Octopus" contactless smart card ticketing system, which was initially used by the shareholding transport companies. Although the Company currently holds a 57.4% interest in the issued shares of OCL, its appointees to the Board of Directors of OCL are limited to 49% of the voting rights at board meetings. The shareholders have agreed to provide the necessary funding to OCL for its operations and for the development of the "Octopus" system.

On 20 April 2000, OCL received approval from The Hong Kong Monetary Authority ("HKMA") to become a deposit-taking company ("DTC") for purposes of extending the use of Octopus cards to a wider range of services, including those that are non-transport related. Prior to becoming a DTC, the Octopus card was exempted from the definition of "multi-purpose card" under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) on the basis that its use was restricted to transport related services only.

On 17 January 2001, the Company entered into a new Shareholders' Agreement with the other shareholders of OCL. Under this agreement, the Company disposed of a shareholding interest of 10.4% in OCL to certain other shareholders of OCL for a consideration of HK$16 million, together with a deferred consideration to be received in the event of OCL subsequently becoming a stock exchange listed company.

On 21 October 2005, the Company and the other shareholders of OCL entered into a number of agreements to adjust the arrangements relating to OCL, in order to make the non-payment businesses of OCL into new, separate subsidiaries independent of the payment business of OCL that is regulated by the HKMA. Accordingly, a new holding company, Octopus Holdings Limited ("OHL"), has been set up to hold the entire issued share capital of each of these new companies as well as OCL. The Company's effective interest in OHL and its subsidiaries is 57.4%.

At the same time, the shareholders of OHL made a loan in aggregate amounting to HK$150 million to OHL pursuant to a Subordinated Loan Agreement, with each shareholder lending an amount in proportion to its shareholding in OHL. The Company has therefore lent HK$86 million to OHL (or 57.4% of the total amount of the loan). The loan is for a term of five years and is unsecured, the rights of the lenders are subordinated in all respects to the rights of the other unsubordinated creditors of OHL in respect of all other unsubordinated liabilities, and interest on the loan is payable at a rate of 5.5% per annum.

During the year ended 31 December 2006, a total amount of HK$56 million *(2005: HK$54 million)* was paid by the Company to OCL in respect of the central clearing services provided by OCL to the Company. During the same period, load agent fees and fees for handling Octopus card issuance and refund amounting to HK$9 million *(2005: HK$9 million)* and HK$5 million *(2005: HK$5 million)* respectively were received from OCL in respect of services and facilities provided by the Company at various MTR stations.

During the year, services fees amounting to HK$2 million *(2005: HK$2 million)* were also received from OCL in respect of rental of computer equipment and services and warehouse storage space payable to the Company under a service agreement.

21 Interests in non-controlled subsidiaries *(continued)*

The condensed consolidated profit and loss account and the balance sheet for OHL are shown below:

Consolidated profit and loss account

Year ended 31 December *in HK$ million*	**2006 (Audited)**	2005 (Audited)
Turnover	**382**	332
Other operating income	**23**	22
	405	354
Staff costs	**(99)**	(78)
Load agent fees and bank charges for add value services	**(54)**	(47)
Other expenses	**(97)**	(100)
Operating profit before depreciation	**155**	129
Depreciation	**(70)**	(89)
Operating profit before interest and finance charges	**85**	40
Net interest income	**55**	41
Profit before taxation	**140**	81
Income tax	**(22)**	(12)
Profit for the year	**118**	69
Group's share of profit before taxation (note 10)	**80**	47
Group's share of income tax (note 10)	**(12)**	(7)

Consolidated balance sheet

at 31 December *in HK$ million*	**2006 (Audited)**	2005 (Audited)
Assets		
Fixed assets	**156**	158
Investments	**1,521**	1,210
Cash at banks and on hand	**314**	336
Other assets	**190**	129
	2,181	1,833
Liabilities		
Card floats and card deposits due to cardholders	**(1,446)**	(1,311)
Amounts due to shareholders	**(65)**	(41)
Other liabilities	**(373)**	(301)
	(1,884)	(1,653)
Net assets	**297**	180
Equity		
Share capital	**42**	42
Retained profits	**255**	138
	297	180
Group's share of net assets	**171**	103

22 Investments in subsidiaries

The Company

in HK$ million	**2006**	2005
Unlisted shares, *at cost*	**187**	185
Less: Impairment losses	**3**	3
	184	182

Investments in subsidiaries include HK$24 million *(2005: HK$24 million)* in respect of investments in non-controlled subsidiaries, the relevant details of which are disclosed in note 21. The following list contains details of controlled subsidiaries as defined under note 2C as at 31 December 2006, which have been consolidated into the Group's financial statements.

		Proportion of ownership interest				
Name of company	Issued and paid up ordinary/registered share capital	Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Glory Goal Limited	HK$10,000	100%	100%	-	Hong Kong	Investment holding
MTR (Shanghai Project Management) Limited	HK$1,000	100%	100%	-	Hong Kong	Railway consultancy services, property investment and development
MTR Beijing Line 4 Investment Company Limited	HK$1	100%	100%	-	Hong Kong	Investment holding
MTR China Consultancy Company Limited	HK$1,000	100%	100%	-	Hong Kong	Railway consultancy services
MTR China Property Limited	HK$1,000	100%	100%	-	Hong Kong	Property management
MTR Engineering Services Limited	HK$1,000	100%	100%	-	Hong Kong	Engineering services
MTR Property Agency Co. Limited	HK$2	100%	100%	-	Hong Kong	Property agency
MTR Rail Transport Training (International) Company Limited	HK$2,800,000	100%	100%	-	Hong Kong	Provide rail transport training
MTR Shenzhen Investment Holding Limited	HK$400,000	100%	100%	-	Hong Kong	Investment holding
MTR Telecommunication Company Limited	HK$100,000,000	100%	100%	-	Hong Kong	Radio communication services
MTR Travel Limited	HK$2,500,000	100%	100%	-	Hong Kong	Travel services
Rail Sourcing Solutions (International) Limited	HK$2	100%	100%	-	Hong Kong	Global railway supply and sourcing services
TraxComm Limited	HK$15,000,000	100%	100%	-	Hong Kong	Fixed telecommunication network services
Hong Kong Cable Car Limited *	HK$1,000	100%	100%	-	Hong Kong	Dormant
Lantau Cable Car Limited *	HK$1,000	100%	100%	-	Hong Kong	Dormant
MTR (Estates Management) Limited *	HK$1,000	100%	100%	-	Hong Kong	Dormant
MTR (Shanghai Metro Management) Limited *	HK$1,000	100%	100%	-	Hong Kong	Dormant
Candiman Limited *	US$1	100%	100%	-	British Virgin Islands	Investment holding
Fasttrack Insurance Ltd.	HK$77,500,000	100%	100%	-	Bermuda	Insurance underwriting

22 Investments in subsidiaries *(continued)*

Name of company	Issued and paid up ordinary/registered share capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
MTR Corporation (C.I.) Limited	US$1,000	100%	100%	–	Cayman Islands/ Hong Kong	Finance
MTR Finance Lease (001) Limited *	US$1	100%	100%	–	Cayman Islands/ Hong Kong	Finance
Chongqing Premier Property Management Co. Ltd. * (Incorporated)	US$150,000	70%	–	70%	The People's Republic of China	Property management
MTR (Beijing) Commercial Facilities Management Co. Ltd. (Incorporated)	HK$93,000,000	100%	–	100%	The People's Republic of China	Property management
MTR (Beijing) Property Services Co. Limited * (Incorporated)	RMB3,000,000	100%	100%	-	The People's Republic of China	Property management
MTR Consultancy (Beijing) Co. Ltd. (Incorporated)	HK$1,000,000	100%	100%	-	The People's Republic of China	Railway consultancy services, marketing and promotion
MTR Consulting (Shenzhen) Co. Ltd. (Incorporated)	HK$1,000,000	100%	100%	–	The People's Republic of China	Railway consultancy services
MTR Corporation (Shenzhen) Limited (Incorporated)	HK$250,000,000	100%	-	100%	The People's Republic of China	Conduct early-stage preparatory work for Shenzhen Metro Line 4 project
Shanghai Hong Kong Metro Construction Management Co. Ltd. (Incorporated)	HK$15,000,000	60%	–	60%	The People's Republic of China	Railway construction management and development
MTR Corporation (IKF) Limited	GBP29	100%	–	100%	United Kingdom	Investment holding
MTR Corporation (No.2) Limited	GBP1	100%	–	100%	United Kingdom	Investment holding
MTR Corporation (Silverlink) Limited *	GBP1	100%	–	100%	United Kingdom	Investment holding
MTR Corporation (SWT) Limited *	GBP1	100%	–	100%	United Kingdom	Investment holding
MTR Corporation (UK) Limited	GBP29	100%	100%	–	United Kingdom	Investment holding
Rail Sourcing Solutions (UK) Limited *	GBP1	100%	–	100%	United Kingdom	Railway supply and sourcing services

* Subsidiaries not audited by KPMG. The financial statements of the subsidiaries not audited by KPMG reflect total net assets and total turnover constituting less than 1% of the respective consolidated totals.

During the year, Shenzhen Donghai Anbo Property Management Co. Ltd. has been disposed of at a consideration of HK$1.5 million, which was equivalent to the company's net book value at the time of the disposal.

23 Interests in associates

The Group

in HK$ million	**2006**	2005
Share of net assets	**100**	–

The Group and the Company had interests in the following associates as at 31 December 2006:

		Proportion of ownership interest				
Name of company	Issued and paid up ordinary/registered share capital	Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Beijing MTR Corporation Limited (Incorporated)	RMB1,380,000,000	49%	–	49%	The People's Republic of China	Railway construction, management and development
Great South Eastern Railway Limited •	GBP100	29%	–	29%	United Kingdom	Bidding vehicle
MTR Laing Metro Limited •	GBP2	50%	–	50%	United Kingdom	Bidding vehicle
MTR Laing Railway Company Limited •	GBP2	50%	–	50%	United Kingdom	Bidding vehicle
South Western Railway Limited •	GBP2	50%	–	50%	United Kingdom	Bidding vehicle

• Companies not audited by KPMG.

The registered share capital of Beijing MTR Corporation Limited is RMB 1,380 million of which 49% (RMB 676 million) is to be contributed by the Group. As of 31 December 2006, the Group has made an equity contribution of HK$100 million, representing about 15% of the registered capital committed by the Group.

The summary financial information of the Group's effective interests in associates is as follows:

in HK$ million	**2006**	2005
Non-current assets	**185**	–
Current assets	**6**	2
Non-current liabilities	**(25)**	–
Current liabilities	**(105)**	(33)
Net assets/(liabilities)	**61**	(31)
Income	**–**	–
Expenses	**(23)**	(31)
Loss for the year	**(23)**	(31)

23 Interests in associates *(continued)*

The above financial information included the results of Beijing MTR Corporation Limited, whose condensed profit and loss account and the balance sheet are shown below:

Profit and loss account

For the period from 16 January 2006 (date of incorporation) to 31 December 2006 *in HK$ million*	(Unaudited)
Net loss for the period	-
Group's share of loss for the period	-

Balance sheet

at 31 December 2006 *in HK$ million*	(Unaudited)
Assets	
Fixed assets	6
Construction in progress	372
Other assets	10
	388
Liabilities	
Creditors, accrued charges and provisions	(48)
Loans	(135)
	(183)
Net assets	205
Equity	
Share capital	202
Exchange reserve	3
	205
Group's share of net assets	100

24 Investments in securities

Investments in securities represent debt securities held by an overseas insurance underwriting subsidiary comprising:

The Group

in HK$ million	2006	2005
Trading securities listed overseas, at fair value		
– maturing within 1 year	35	23
– maturing after 1 year	237	160
	272	183

25 Staff housing loans

The Group and The Company

in HK$ million	**2006**	2005
Balance at 1 January	**34**	47
Redemption	**(5)**	(8)
Repayment	**(4)**	(5)
Balance at 31 December	**25**	34

The Group and The Company

in HK$ million	**2006**	2005
Amounts receivable:		
– within 1 year	**4**	5
– after 1 year	**21**	29
	25	34

The MTR Staff Housing Loan Scheme, a Company financed scheme, was introduced in 1997 to replace, on a phased basis, the previous arrangements whereby interest subsidies were paid by the Company to eligible employees. All housing loans granted to employees carry interest either at the prevailing Best Lending Rate less 1.75% per annum or at the Company's Average Cost of Borrowings plus 0.75% per annum, and are secured by mortgages over the relevant properties.

The Company considers that the nominal value of housing loans are not significantly different from their fair values.

26 Properties held for sale

The Group and The Company

in HK$ million	**2006**	2005
Properties held for sale		
– at cost	**876**	1,090
– at net realisable value	**1,142**	221
	2,018	1,311

Properties held for sale at 31 December 2006 comprised mainly residential units, retail and car parking spaces at the Olympic Station, Kowloon Station, Tiu Keng Leng Station and Tseung Kwan O Area 55b and Area 57a developments, while those held for sale at 31 December 2005 comprised mainly properties at Olympic Station, Kowloon Station and Hang Hau Station. They represent either properties received by the Company as sharing in kind or as part of the profit distribution upon completion of the development and the attributable interest in unsold units of shared surplus developments for which occupation permits have been issued. The properties are stated in the balance sheet at the lower of cost, which is deemed to be their fair value upon initial recognition as determined by reference to an independent open market valuation at the date of receipt (notes 2J(vi) and (viii)), and their net realisable value at the balance sheet date. Net realisable value represents the estimated selling price less costs to be incurred in selling the properties. The net realisable values as at 31 December 2005 and 2006 are determined by reference to an open market valuation of the properties as at those dates, undertaken by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors.

Properties held for sale at net realisable value are stated net of provision of HK$49 million *(2005: HK$18 million)*, made in order to state these properties at the lower of their cost and estimated net realisable value.

27 Derivative financial assets and liabilities

A Fair value

The contracted notional amounts, fair values and maturities of derivative instruments outstanding are as follows:

The Group and The Company

in HK$ million	Notional amount	Fair values Maturing in Less than 1 year	1 – 2 years	2 – 5 years	Over 5 years	Total
2006						
Derivative financial assets						
Foreign exchange forwards						
– cash flow hedges	**418**	**1**	**4**	–	–	**5**
– not qualified as hedges	**650**	**4**	–	–	–	**4**
Cross currency swaps						
– fair value hedges	**2,032**	**4**	**4**	**45**	–	**53**
Interest rate swaps						
– fair value hedges	**3,373**	**2**	**11**	**44**	**71**	**128**
– cash flow hedges	**400**	–	**4**	–	–	**4**
– not qualified as hedges	**1,000**	**1**	–	–	–	**1**
	7,873	**12**	**23**	**89**	**71**	**195**
Derivative financial liabilities						
Foreign exchange forwards						
– cash flow hedges	**9**	**1**	–	–	–	**1**
– not qualified as hedges	**1**	–	–	–	–	–
Cross currency swaps						
– fair value hedges	**14,480**	–	–	**190**	**268**	**458**
Interest rate swaps						
– fair value hedges	**150**	–	–	**1**	**25**	**26**
– cash flow hedges	**2,242**	–	–	**7**	**17**	**24**
– not qualified as hedges	**1,908**	**6**	–	–	–	**6**
	18,790	**7**	–	**198**	**310**	**515**
Total	**26,663**					
2005						
Derivative financial assets						
Foreign exchange forwards						
– cash flow hedges	478	1	–	–	–	1
Cross currency swaps						
– fair value hedges	2,517	1	1	68	6	76
Interest rate swaps						
– fair value hedges	4,219	5	–	84	32	121
– cash flow hedges	2,000	14	–	13	–	27
– not qualified as hedges	900	8	–	1	–	9
	10,114	29	1	166	38	234
Derivative financial liabilities						
Foreign exchange forwards						
– cash flow hedges	25	1	–	–	–	1
– not qualified as hedges	95	5	–	–	–	5
Cross currency swaps						
– fair value hedges	14,015	–	–	128	153	281
Interest rate swaps						
– fair value hedges	750	–	–	3	12	15
– cash flow hedges	100	–	1	–	–	1
– not qualified as hedges	650	–	4	–	–	4
	15,635	6	5	131	165	307
Total	25,749					

27 Derivative financial assets and liabilities *(continued)*

A Fair value *(continued)*

The discounted cash flow method, which discounts the future contractual cash flows at the current market interest and foreign exchange rates that are available to the Group for similar financial instruments, is the main valuation technique used to determine the fair value of the Group's borrowings and derivative financial instruments such as interest rate swaps and cross currency swaps. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The Group's derivative financial instruments consist predominantly of interest rate and cross currency swaps, and the Group used the relevant interest rate swap curves as of 31 December 2006 and 2005 to discount financial instruments. For Hong Kong dollars, interest rates used ranged from 3.904% to 4.185% *(2005: 3.925% to 4.594%)*, U.S dollars from 5.062% to 5.431% *(2005: 4.334% to 5.106%)* and Euro from 3.721% to 4.348% *(2005: 2.384% to 3.853%)*.

B Financial risks

The Group's operating activities and financing activities expose it to three main types of financial risks, namely interest rate risk, foreign exchange risk and credit risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge its exposure to interest rate and foreign exchange risks. These instruments are employed solely for hedging and not for trading or speculation purposes.

Risk management is carried out under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as liquidity risk, interest rate risk, foreign exchange risk, credit risk, concentration risk, use of derivative financial instruments and non-derivative financial instruments, and investing excess liquidity. The Board regularly reviews these polices and authorises changes if necessary based on operating and market conditions and other relevant factors.

(i) Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and it results from timing and amount mismatches of cash inflow and outflow. The Group adopts a prudent approach to managing liquidity risk by maintaining sufficient cash balances and an adequate amount of committed banking facilities at all times to provide forward coverage of all of its funding needs including working capital, debt refinancing, dividend payments, capital expenditures and new investments for a set minimum period of time of between 6 to 15 months.

(ii) Interest rate risk

The Group's interest rate risk arises from borrowings. Borrowings issued at fixed rates expose the Group to fair value interest rate risk whilst borrowings based on floating rates expose the Group to cash flow interest rate risk. The Group manages its exposure to interest rate risk by using mostly interest rate swaps.

(iii) Foreign exchange risk

Foreign exchange risk arises when recognised assets and liabilities are denominated in a currency that is not the Group's functional currency.

The Group manages its exposure to the foreign exchange risk by using mostly cross currency swaps and forward foreign exchange contracts.

(iv) Credit risk

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from the deposits it maintains and the derivative financial instruments that it has entered into with various banks and counterparties. To limit its exposure to credit risk, the Group places deposits and enters into derivative financial instruments only with financial institutions with acceptable credit ratings. For derivative financial instruments, the Group further quantifies and monitors its credit exposure by estimating the current fair market values and the potential change in fair market values of these instruments based on the "value-at-risk" concept.

(v) Concentration risk

The Group has no significant concentrations of credit risk with respect to the deposits it maintains and the derivative financial instruments it has entered into with various banks and counterparties. To reduce concentration risk, the Group assigns to each deposit-taking bank a credit rating based limit in accordance with credit policy approved by the Board. Pursuant to this policy, the Group also assigns mark-to-market limits to all its counterparties, and monitors the current and potential exposures due to derivative financial instruments against these limits.

28 Stores and spares

The Group and The Company

in HK$ million	2006	2005
Stores and spares expected to be consumed:		
– within 1 year	**156**	137
– after 1 year	**124**	121
	280	258
Less: Specific provision for obsolete stock	**8**	10
	272	248

Stores and spares expected to be consumed after 1 year comprise mainly contingency spares and stocks kept to meet cyclical maintenance requirements.

29 Debtors, deposits and payments in advance

	The Group		The Company	
in HK$ million	2006	2005	2006	2005
Debtors (net of specific impairment losses for bad and doubtful debts), deposits and payments in advance relate to:				
– Property development projects	**825**	2,042	**825**	2,042
– Railway operations and others	**1,069**	1,053	**957**	933
	1,894	3,095	**1,782**	2,975

The Group's credit policy in respect of receivables arising from its principal activities are as follows:

(i) Rentals, advertising and telecommunications fees are billed monthly with due dates ranging from 7 to 50 days. Tenants of the Group's investment properties and station kiosks are required to pay three months' rental deposit upon the signing of lease agreements.

(ii) Amounts receivable under interest rate and currency swap agreements with financial institutions are due in accordance with the respective terms of the agreements.

(iii) Consultancy services income are billed monthly and are due within 30 days.

(iv) Debtors in relation to contracts and capital works entrusted to the Group, subject to any agreed retentions, are due within 21 days upon the certification of work in progress.

Fare revenue is collected either in cash for single and two-ride tickets or through Octopus Cards with daily settlement.

29 Debtors, deposits and payments in advance *(continued)*

The ageing analysis of debtors included above is as follows:

	The Group		The Company	
in HK$ million	**2006**	2005	**2006**	2005
Amounts not yet due	**1,157**	2,461	**1,145**	2,448
Overdue by 30 days	**102**	107	**96**	61
Overdue by 60 days	**18**	26	**17**	24
Overdue by 90 days	**6**	35	**4**	6
Overdue by more than 90 days	**150**	17	**143**	12
Total debtors	**1,433**	2,646	**1,405**	2,551
Deposits and payments in advance	**342**	348	**258**	323
Prepaid pension costs	**119**	101	**119**	101
	1,894	3,095	**1,782**	2,975

Included in amounts not yet due are HK$478 million *(2005: HK$46 million)* receivable from certain stakeholding funds (note 18C) awaiting finalisation of the respective development accounts.

As at 31 December 2006, all debtors, deposits and payments in advance were expected to be recovered within one year except for HK$160 million *(2005: HK$168 million)* included in the amounts relating to deposits and receivables in respect of railway operations and others, which were expected to be recovered between one to three years. The nominal values less impairment losses for bad and doubtful debts are not discounted as it is considered that the effect of discounting would not be significant.

Included in debtors, deposits and payments in advance are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
in $ million	**2006**	2005	**2006**	2005
Euro	**1**	2	**1**	2
Japanese Yen	**–**	1	**–**	1
New Taiwan dollar	**37**	13	**37**	13
Pataca	**–**	2	**–**	2
Pound sterling	**1**	–	**–**	–
United States dollar	**25**	22	**24**	22
Won	**1**	–	**1**	–

30 Loan to a property developer

The Group and The Company

	2006		2005	
in HK$ million	Nominal amount	Carrying amount	Nominal amount	Carrying amount
Interest-free loan to a property developer	**4,000**	**3,355**	–	–

The loan was provided to the developer of Package 2, Tseung Kwan O Area 86 property development project under the terms of the development agreement. The loan is interest-free and guaranteed by the developer's ultimate holding company and is repayable on completion of the respective phases of the project.

The difference between the nominal and carrying amount of the loan at inception, amounting to HK$768 million, has been capitalised as property development in progress.

31 Amounts due from the Government and other related parties

	The Group		The Company	
in HK$ million	**2006**	2005	**2006**	2005
Amounts due from:				
– the Government	**40**	27	**40**	27
– the Housing Authority	**22**	22	**22**	22
– the Kowloon-Canton Railway Corporation ("KCRC")	**3**	2	**3**	2
– non-controlled subsidiaries	**94**	88	**94**	88
– associates	**18**	–	**18**	–
– other subsidiaries of the Company (net of impairment losses)	**–**	–	**523**	285
Loans to associates	**–**	15	**–**	–
	177	154	**700**	424

The amount due from the Government relates to outstanding receivables and retention, as well as provision for contract claims recoverable from the Government, in connection with infrastructure works entrusted to the Company.

The amount due from the Housing Authority relates to site formation works entrusted to the Company by the Housing Authority in respect of the Tseung Kwan O Extension Project.

The amount due from KCRC relates to works entrusted to the Company in connection with the provision of interchange stations between the MTR and KCRC systems.

All contract retentions on the above entrusted works were due for release within one year. All other amounts due from the Government and other related parties were expected to be received within 12 months.

The nominal values of amounts due from the Government and other related parties are considered not significantly different from their fair values as the amounts due are expected to be substantially settled within 24 months. The loans to associates are interest bearing at floating market rates, which are similar to the Company's discount rate. The carrying values of the loans are considered to approximate their fair values.

32 Cash and cash equivalents

	The Group		The Company	
in HK$ million	**2006**	2005	**2006**	2005
Deposits with banks and other financial institutions	**34**	53	**34**	53
Cash at banks and on hand	**276**	306	**93**	63
Cash and cash equivalents in the balance sheet	**310**	359	**127**	116
Bank overdrafts (note 33B)	**(5)**	(14)	**(5)**	(14)
Cash and cash equivalents in the cash flow statement	**305**	345	**122**	102

During the year, the Group recognised deferred income and received properties as profit distribution in respect of property development of HK$3,833 million *(2005: HK$3,868 million)*, which were transactions not involving movements of cash or cash equivalents.

Included in cash and cash equivalents in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
in $ million	**2006**	2005	**2006**	2005
Euro	**2**	2	**2**	2
New Taiwan dollar	**22**	63	**22**	63
Swiss franc	**2**	2	**2**	2
United States dollar	**8**	14	**–**	2

33 Loans and obligations under finance leases

A By type

The Group

in HK$ million	Carrying amount 2006	Fair value 2006	Repayable amount 2006	Carrying amount 2005	Fair value 2005	Repayable amount 2005
Capital market instruments						
Listed or publicly traded:						
US dollar Global notes due 2009	5,651	6,100	5,834	5,711	6,253	5,834
US dollar Global notes due 2010	4,511	5,056	4,679	4,582	5,176	4,679
Debt issuance programme (Eurobond due 2014)	4,380	4,565	4,663	4,514	4,605	4,663
	14,542	15,721	15,176	14,807	16,034	15,176
Unlisted:						
Debt issuance programme notes due 2006 to 2020	7,046	7,383	7,075	5,976	6,226	6,021
HK dollar notes due 2006 to 2008	515	512	500	1,526	1,520	1,500
HK dollar retail bonds due 2006	–	–	–	1,002	1,003	1,000
	7,561	7,895	7,575	8,504	8,749	8,521
Total capital market instruments	22,103	23,616	22,751	23,311	24,783	23,697
Bank loans	4,789	4,706	4,757	4,282	4,315	4,306
Obligations under finance leases (note 33C)	141	141	141	272	272	272
Loans and obligations under finance leases	27,033	28,463	27,649	27,865	29,370	28,275
Bank overdrafts	5	5	5	14	14	14
Short-term loans	1,114	1,114	1,114	385	385	385
Total	28,152	29,582	28,768	28,264	29,769	28,674

The Company

in HK$ million	Carrying amount 2006	Fair value 2006	Repayable amount 2006	Carrying amount 2005	Fair value 2005	Repayable amount 2005
Capital market instruments						
Listed or publicly traded:						
US dollar Global notes due 2009	5,651	6,100	5,834	5,711	6,253	5,834
US dollar Global notes due 2010	4,511	5,056	4,679	4,582	5,176	4,679
	10,162	11,156	10,513	10,293	11,429	10,513
Unlisted:						
Debt issuance programme notes due 2018	426	597	465	443	614	480
	426	597	465	443	614	480
Total capital market instruments	10,588	11,753	10,978	10,736	12,043	10,993
Bank loans	4,789	4,706	4,757	4,282	4,315	4,306
Obligations under finance leases (note 33C)	141	141	141	272	272	272
Loans and obligations under finance leases	15,518	16,600	15,876	15,290	16,630	15,571
Bank overdrafts	5	5	5	14	14	14
Short-term loans	1,114	1,114	1,114	385	385	385
Total	16,637	17,719	16,995	15,689	17,029	15,970

33 Loans and obligations under finance leases *(continued)*

A By type *(continued)*

As at 31 December 2006, the Group had available undrawn committed bank loan facilities amounting to HK$5,700 million *(2005: HK$5,300 million)*. In addition, the Group had a number of uncommitted facilities with undrawn amounts totalling HK$14,946 million *(2005: HK$8,851 million)*, comprising a debt issuance programme and short-term bank loan facilities.

The fair values are based on the discounted cash flows method which discounts the future contractual cash flows at the current market interest and foreign exchange rates that is available to the Group for similar financial instruments.

The Group's derivative financial instruments consist predominantly of interest rate and cross currency swaps, and the Group used the relevant interest rate swap curves as of 31 December 2006 and 2005 to discount financial instruments. For Hong Kong dollars, interest rates used ranged from 3.904% to 4.185% *(2005: 3.925% to 4.594%)*, U.S dollars from 5.062% to 5.431% *(2005: 4.334% to 5.106%)* and Euro from 3.721% to 4.348% *(2005: 2.384% to 3.853%)*.

The carrying amounts of short-term loans and overdrafts approximated their fair values.

The amounts of borrowings, denominated in a currency other than the functional currency of the entity to which they relate, before and after currency hedging activities are as follows:

The Group

	Before hedging activities		After hedging activities	
in $ million	**2006**	2005	**2006**	2005
Euro	**10**	13	**–**	–
United States dollar	**2,118**	2,120	**8**	10

The Company

	Before hedging activities		After hedging activities	
in $ million	**2006**	2005	**2006**	2005
Euro	**10**	13	**–**	–
United States dollar	**1,418**	1,420	**8**	10

33 Loans and obligations under finance leases *(continued)*

B By repayment terms

The Group

in HK$ million	Capital market instruments 2006	Bank loans and overdrafts 2006	Obligations under finance leases 2006	Total 2006	Capital market instruments 2005	Bank loans and overdrafts 2005	Obligations under finance leases 2005	Total 2005
Long-term loans and obligations under finance leases								
Amounts repayable beyond 5 years	10,088	600	-	10,688	10,084	916	-	11,000
Amounts repayable within a period of between 2 and 5 years	11,663	2,092	-	13,755	11,163	2,178	-	13,341
Amounts repayable within a period of between 1 and 2 years	1,000	2,030	-	3,030	-	606	141	747
Amounts repayable within 1 year	-	35	141	176	2,450	606	131	3,187
	22,751	4,757	141	27,649	23,697	4,306	272	28,275
Bank overdrafts	-	5	-	5	-	14	-	14
Short-term loans	-	1,114	-	1,114	-	385	-	385
	22,751	5,876	141	28,768	23,697	4,705	272	28,674
Less: Unamortised discount/ premium/finance charges outstanding	(103)	(3)	-	(106)	(118)	(5)	-	(123)
Adjustment due to fair value change of financial instruments	(545)	35	-	(510)	(268)	(19)	-	(287)
Total carrying amount of debt	22,103	5,908	141	28,152	23,311	4,681	272	28,264

The Company

in HK$ million	Capital market instruments 2006	Bank loans and overdrafts 2006	Obligations under finance leases 2006	Total 2006	Capital market instruments 2005	Bank loans and overdrafts 2005	Obligations under finance leases 2005	Total 2005
Long-term loans and obligations under finance leases								
Amounts repayable beyond 5 years	465	600	-	1,065	480	916	-	1,396
Amounts repayable within a period of between 2 and 5 years	10,513	2,092	-	12,605	10,513	2,178	-	12,691
Amounts repayable within a period of between 1 and 2 years	-	2,030	-	2,030	-	606	141	747
Amounts repayable within 1 year	-	35	141	176	-	606	131	737
	10,978	4,757	141	15,876	10,993	4,306	272	15,571
Bank overdrafts	-	5	-	5	-	14	-	14
Short-term loans	-	1,114	-	1,114	-	385	-	385
	10,978	5,876	141	16,995	10,993	4,705	272	15,970
Less: Unamortised discount/ premium/finance charges outstanding	(51)	(3)	-	(54)	(65)	(5)	-	(70)
Adjustment due to fair value change of financial instruments	(339)	35	-	(304)	(192)	(19)	-	(211)
Total carrying amount of debt	10,588	5,908	141	16,637	10,736	4,681	272	15,689

The amounts repayable within 1 year in respect of long-term loans and obligations under finance leases are included in long-term loans as these amounts are intended to be refinanced on a long-term basis.

33 Loans and obligations under finance leases *(continued)*

C Obligations under finance leases

As at 31 December 2006, the Group and the Company had obligations under finance leases repayable as follows:

The Group and The Company

in HK$ million	Present value of the minimum lease payments 2006	Interest expense relating to future periods 2006	Total minimum lease payments 2006	Present value of the minimum lease payments 2005	Interest expense relating to future periods 2005	Total minimum lease payments 2005
Amounts repayable within a period of between 1 and 2 years	-	-	-	141	9	150
Amounts repayable within 1 year	**141**	**9**	**150**	131	19	150
	141	**9**	**150**	272	28	300

Obligations under finance lease are the Group's and the Company's commitments to make future payments to New Hong Kong Tunnel Company Limited under the agreement for the Eastern Harbour Crossing which is treated as a finance lease (note 16E).

D Bonds and notes issued and redeemed

Bonds and notes issued during the year ended 31 December 2006 and 2005 comprise:

The Group

in HK$ million	2006 Principal amount	2006 Net consideration received	2005 Principal amount	2005 Net consideration received
Debt issuance programme notes	**1,500**	**1,499**	1,500	1,491

The above notes were issued by a subsidiary, MTR Corporation (C.I.) Limited. The notes issued are unconditionally and irrevocably guaranteed by the Company; and are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of MTR Corporation (C.I.) Limited. The obligations of the Company under the guarantee are direct, unsecured, unconditional, and unsubordinated to other unsecured and unsubordinated obligations of the Company. The net proceeds received from the issues were on lent to the Company for general working capital, refinancing or other corporate purposes.

During the year, the Group redeemed HK$2,450 million *(2005: HK$1,650 million)* unlisted Hong Kong dollar notes upon maturity.

None of the Group's listed debt securities was redeemed during the year ended 31 December 2006 *(2005: HK$2,518 million)*.

E Guarantees

There were no guarantees given by the Government in respect of loan facilities as at 31 December 2006 and 2005.

33 Loans and obligations under finance leases *(continued)*

F Interest rates

Outstanding amount of total borrowings, excluding obligations under finance leases, of HK$28,011 million *(2005: HK$27,992 million)* comprise:

The Group

	Fixed rate borrowings and borrowings swapped to fixed rates		Variable rate borrowings and borrowings swapped from fixed rate	
	Carrying amount *HK$ million*	Interest rate *% p.a.*	Carrying amount *HK$ million*	Interest rate *% p.a.*
2006				
Amounts repayable beyond 5 years	**7,667**	**4.2 – 8.4**	**2,711**	**(Note)**
Amounts repayable within a period of between 2 and 5 years	**7,517**	**4.2 – 7.5**	**5,904**	
Amounts repayable within a period of between 1 and 2 years	**1,207**	**3.1 – 5.5**	**1,844**	
Amounts repayable within 1 year	**557**	**4.9 – 5.5**	**604**	
	16,948		**11,063**	**3.1 – 7.3**
2005				
Amounts repayable beyond 5 years	6,635	4.3 – 8.4	4,169	(Note)
Amounts repayable within a period of between 2 and 5 years	7,528	3.1 – 7.5	5,594	
Amounts repayable within a period of between 1 and 2 years	557	4.9 – 5.5	45	
Amounts repayable within 1 year	3,409	2.2 – 5.5	55	
	18,129		9,863	3.3 – 6.2

The Company

	Fixed rate borrowings and borrowings swapped to fixed rates		Variable rate borrowings and borrowings swapped from fixed rate	
	Carrying amount *HK$ million*	Interest rate *% p.a.*	Carrying amount *HK$ million*	Interest rate *% p.a.*
2006				
Amounts repayable beyond 5 years	**1,590**	**4.2 – 8.4**	**(562)**	**(Note)**
Amounts repayable within a period of between 2 and 5 years	**7,517**	**4.3 – 7.5**	**4,754**	
Amounts repayable within a period of between 1 and 2 years	**707**	**3.1 – 5.5**	**1,329**	
Amounts repayable within 1 year	**557**	**4.9 – 5.5**	**604**	
	10,371		**6,125**	**3.1 – 7.3**
2005				
Amounts repayable beyond 5 years	447	5.5 – 8.4	911	(Note)
Amounts repayable within a period of between 2 and 5 years	7,528	3.1 – 7.5	4,928	
Amounts repayable within a period of between 1 and 2 years	557	4.9 – 5.5	45	
Amounts repayable within 1 year	2,407	2.2 – 5.5	(1,406)	
	10,939		4,478	3.3 – 6.2

Note: In respect of the variable rate borrowings and borrowings swapped from fixed rate, the interest rates quoted are their contract rates as at balance sheet date subject to repricing in less than one year.

34 Creditors, accrued charges and provisions

	The Group		The Company	
in HK$ million	**2006**	2005	**2006**	2005
Creditors, accrued charges and provisions				
– Airport Railway Project	**79**	87	**79**	87
– Tseung Kwan O Extension Project	**152**	155	**152**	155
– Property projects and management	**1,263**	1,112	**1,263**	1,112
– Railway operations and others	**2,089**	2,005	**1,709**	1,676
Gross amount due to customers for contract work	**56**	56	**56**	56
	3,639	3,415	**3,259**	3,086

The above amounts are mainly related to capital projects which are settled upon certification of work in progress and swap interest payable. The Group has no significant balances of trade creditors resulting from its provision of transportation services.

The aggregate amount of costs incurred plus recognised profits less recognised losses to date, included in the gross amount due to customers for contract work at 31 December 2006, is HK$179 million *(2005: HK$130 million)*.

The gross amount due to customers for contract work at 31 December 2006 that is expected to be settled after more than one year is HK$56 million *(2005: HK$56 million)*.

The analysis of creditors included above by due dates is as follows:

	The Group		The Company	
in HK$ million	**2006**	2005	**2006**	2005
Due within 30 days or on demand	**645**	591	**456**	459
Due after 30 days but within 60 days	**651**	643	**589**	601
Due after 60 days but within 90 days	**103**	116	**97**	104
Due after 90 days	**1,472**	1,430	**1,377**	1,293
	2,871	2,780	**2,519**	2,457
Rental and other refundable deposits	**631**	498	**603**	492
Accrued employee benefits	**137**	137	**137**	137
Total	**3,639**	3,415	**3,259**	3,086

Creditors, accrued charges and provisions in respect of the capital projects and other construction works include provisions for claims on completed contracts, which were capitalised as part of the related assets. Most of these claims have been resolved and it is anticipated that, subject to unforeseen circumstances, the remaining amount required to be paid will be sufficiently covered by the above mentioned provisions of the respective projects. The carrying amounts of such claim provisions and their movements are not separately disclosed in view of their commercial sensitivity.

As at 31 December 2006, all creditors, accrued charges and provisions were expected to be settled within one year except for HK$512 million *(2005: HK$463 million)* included in the amounts relating to railway operations and others, which were expected to be settled after one year. The amounts due after one year are mainly rental deposits received from shop and station kiosk tenants and advance income received from telecommunication services operators, majority of which are due to be repaid within three years. The Group considers the effect of discounting these deposits would be immaterial.

The nominal values of creditors, accrued charges and provisions are not significantly different from their fair values.

34 Creditors, accrued charges and provisions *(continued)*

Included in creditors, accrued charges and provisions are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
in $ million	**2006**	2005	**2006**	2005
Euro	**3**	3	**3**	3
Japanese Yen	**5**	2	**5**	2
New Taiwan dollar	**3**	–	**3**	–
Pound sterling	**1**	1	**1**	1
Swiss franc	**1**	1	**1**	1
United States dollar	**53**	51	**39**	37
Won	**–**	2	**–**	2

35 Contract retentions

The Group

in HK$ million	Due for release after 12 months	Due for release within 12 months	Total
2006			
Railway extension projects	**19**	**48**	**67**
Railway operations	**34**	**92**	**126**
	53	**140**	**193**
2005			
Railway extension projects	7	63	70
Railway operations	9	91	100
	16	154	170

The Company

in HK$ million	Due for release after 12 months	Due for release within 12 months	Total
2006			
Railway extension projects	**19**	**46**	**65**
Railway operations	**34**	**92**	**126**
	53	**138**	**191**
2005			
Railway extension projects	7	63	70
Railway operations	9	91	100
	16	154	170

The effect of discounting these contract retentions is considered immaterial as these amounts are substantially due to be released within 24 months.

Included in contract retentions are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
in $ million	**2006**	2005	**2006**	2005
Swiss franc	**3**	3	**3**	3

36 Amounts due to related parties

The followings are amounts due to the subsidiaries and other related Group companies:

in HK$ million	The Group 2006	The Group 2005	The Company 2006	The Company 2005
Amounts due to:				
– subsidiaries	–	–	**11,718**	12,773
– associates	–	17	–	–
	–	17	**11,718**	12,773

Amounts due to the subsidiaries of HK$11,515 million *(2005: HK$12,773 million)* are expected to be settled after one year.

Amounts due to the Company's subsidiaries includes HK$11,704 million *(2005: HK$12,773 million)* due to MTR Corporation (C.I.) Limited in respect of proceeds from bonds and notes issued by the subsidiary, which were on-lent to the Company for its general corporate purposes with specified repayment dates and interest rates (note 33D), and accrued interest. These amounts are stated at their fair values. The remaining balances due to subsidiaries are non-interest bearing and have not been discounted as they do not have any fixed repayment terms and the amount is not material.

37 Deferred income

The Group and The Company

in HK$ million	2006	2005
Deferred income on property development (note 18B)	**1,562**	3,458
Deferred income on lease out and lease back transaction (note 16G)	**126**	132
Less: Amount recognised as income	**6**	6
	120	126
	1,682	3,584

38 Income tax in the balance sheet

A Current taxation in the consolidated balance sheet comprised overseas tax liabilities in respect of consultancy services income earned offshore, chargeable at the appropriate current tax rates of taxation ruling in the relevant countries.

B Deferred tax assets and liabilities recognised

The components of deferred tax assets and liabilities recognised in the balance sheet and the movements during the year are as follows:

The Group

	Deferred tax arising from					
in HK$ million	Depreciation allowances in excess of related depreciation	Revaluation of properties	Provision and other temporary differences	Cash flow hedges	Tax losses	Total
2006						
At 1 January 2006	**8,895**	**2,242**	**228**	**5**	**(3,378)**	**7,992**
Charged/(credited) to consolidated profit and loss account	**(146)**	**381**	**(23)**	**-**	**1,197**	**1,409**
Charged to reserves (note 40)	**-**	**58**	**-**	**(7)**	**-**	**51**
At 31 December 2006	**8,749**	**2,681**	**205**	**(2)**	**(2,181)**	**9,452**
2005						
At 1 January 2005	8,663	1,666	229	-	(4,205)	6,353
Charged/(credited) to consolidated profit and loss account	232	490	(1)	-	827	1,548
Charged to reserves (note 40)	-	86	-	5	-	91
At 31 December 2005	8,895	2,242	228	5	(3,378)	7,992

The Company

	Deferred tax arising from					
in HK$ million	Depreciation allowances in excess of related depreciation	Revaluation of properties	Provision and other temporary differences	Cash flow hedges	Tax losses	Total
2006						
At 1 January 2006	**8,896**	**2,242**	**228**	**5**	**(3,360)**	**8,011**
Charged/(credited) to profit and loss account	**(153)**	**381**	**(23)**	**-**	**1,186**	**1,391**
Charged to reserves (note 40)	**-**	**58**	**-**	**(7)**	**-**	**51**
At 31 December 2006	**8,743**	**2,681**	**205**	**(2)**	**(2,174)**	**9,453**
2005						
At 1 January 2005	8,652	1,666	229	-	(4,179)	6,368
Charged/(credited) to profit and loss account	244	490	(1)	-	819	1,552
Charged to reserves (note 40)	-	86	-	5	-	91
At 31 December 2005	8,896	2,242	228	5	(3,360)	8,011

	The Group		The Company	
in HK$ million	**2006**	2005	**2006**	2005
Net deferred tax asset recognised in the balance sheet	**(1)**	(19)	**-**	-
Net deferred tax liability recognised in the balance sheet	**9,453**	8,011	**9,453**	8,011
	9,452	7,992	**9,453**	8,011

C The Group has not recognised deferred tax assets in respect of its subsidiaries' cumulative tax losses of HK$155 million *(2005: HK$77 million)* as it is not probable that future taxable profits against which the losses can be utilised will be available in the relevant tax jurisdictions and entities.

39 Share capital, share premium and capital reserve

in HK$ million	2006	2005
Authorised:		
6,500,000,000 shares of HK$1.00 each	**6,500**	6,500
Issued and fully paid:		
5,548,613,951 shares *(2005: 5,481,856,439 shares)* of HK$1.00 each	**5,549**	5,482
Share premium	**5,902**	4,780
Capital reserve	**27,188**	27,188
	38,639	37,450

Pursuant to the Articles of Association of the Company, the capital reserve can only be applied in paying up in full unissued shares to be allotted and distributed as fully paid bonus shares to the shareholders of the Company.

Share premium represents the amount by which the issue price of shares exceeds the par value of those shares. The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

New shares issued and fully paid up during the year comprise:

	Number of shares	Option/ scrip price *HK$*	Proceeds credited to Share capital account *HK$ million*	Share premium account *HK$ million*	Total *HK$ million*
Employee share options exercised					
– Pre-Global Offering Share Option Scheme	**4,094,000**	**8.44**	**4**	**31**	**35**
– New Joiners Share Option Scheme	**132,500**	**9.75**	**–**	**1**	**1**
Issued as 2005 final scrip dividends	**43,101,387**	**17.79**	**43**	**724**	**767**
Issued as 2006 interim scrip dividends	**19,429,625**	**19.87**	**20**	**366**	**386**
	66,757,512		**67**	**1,122**	**1,189**

Outstanding share options under the Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme as at 31 December 2006 are disclosed in note 41.

40 Other reserves

The Group

in HK$ million	Fixed asset revaluation reserve	Hedging reserve	Employee share-based capital reserve	Exchange reserve	Retained profits	Total
	Attributable to equity shareholders of the Company					
2006						
Balance as at 1 January 2006	**697**	**24**	**2**	**4**	**31,698**	**32,425**
Cash flow hedges:						
Effective portion of changes in fair value, net of deferred tax	–	**(18)**	–	–	–	**(18)**
Transfer from equity						
– to profit and loss account	–	**(17)**	–	–	–	**(17)**
– to initial carrying amount of non-financial hedged items	–	**(2)**	–	–	–	**(2)**
– to deferred tax	–	**3**	–	–	–	**3**
2005 final dividend	–	–	–	–	**(1,535)**	**(1,535)**
2006 interim dividend	–	–	–	–	**(774)**	**(774)**
Surplus on revaluation, net of deferred tax (notes 16 and 38)	**271**	–	–	–	–	**271**
Employee share-based payments	–	–	**3**	–	–	**3**
Exchange difference on translation of accounts of overseas subsidiaries	–	–	–	**13**	–	**13**
Profit for the year	–	–	–	–	**7,759**	**7,759**
Balance as at 31 December 2006	**968**	**(10)**	**5**	**17**	**37,148**	**38,128**
2005						
Balance as at 1 January 2005	291	(66)	1	–	25,521	25,747
Cash flow hedges:						
Effective portion of changes in fair value, net of deferred tax	–	69	–	–	–	69
Transfer from equity						
– to profit and loss account	–	32	–	–	–	32
– to initial carrying amount of non-financial hedged items	–	(21)	–	–	–	(21)
– to deferred tax	–	10	–	–	–	10
2004 final dividend	–	–	–	–	(1,509)	(1,509)
2005 interim dividend	–	–	–	–	(764)	(764)
Surplus on revaluation, net of deferred tax (notes 16 and 38)	406	–	–	–	–	406
Employee share-based payments	–	–	1	–	–	1
Exchange difference on translation of accounts of overseas subsidiaries	–	–	–	4	–	4
Profit for the year	–	–	–	–	8,450	8,450
Balance as at 31 December 2005	697	24	2	4	31,698	32,425

40 Other reserves *(continued)*

The Company

in HK$ million	Fixed asset revaluation reserve	Hedging reserve	Employee share-based capital reserve	Retained profits	Total
2006					
Balance as at 1 January 2006	**697**	**24**	**2**	**31,394**	**32,117**
Cash flow hedges:					
Effective portion of changes in fair value, net of deferred tax	–	**(18)**	–	–	**(18)**
Transfer from equity					
– to profit and loss account	–	**(17)**	–	–	**(17)**
– to initial carrying amount of non-financial hedged items	–	**(2)**	–	–	**(2)**
– to deferred tax	–	**3**	–	–	**3**
2005 final dividend	–	–	–	**(1,535)**	**(1,535)**
2006 interim dividend	–	–	–	**(774)**	**(774)**
Surplus on revaluation, net of deferred tax (notes 16 and 38)	**271**	–	–	–	**271**
Employee share-based payments	–	–	**3**	–	**3**
Profit for the year	–	–	–	**7,717**	**7,717**
Balance as at 31 December 2006	**968**	**(10)**	**5**	**36,802**	**37,765**
2005					
Balance as at 1 January 2005	291	(66)	1	25,303	25,529
Cash flow hedges:					
Effective portion of changes in fair value, net of deferred tax	–	69	–	–	69
Transfer from equity					
– to profit and loss account	–	32	–	–	32
– to initial carrying amount of non-financial hedged items	–	(21)	–	–	(21)
– to deferred tax	–	10	–	–	10
2004 final dividend	–	–	–	(1,509)	(1,509)
2005 interim dividend	–	–	–	(764)	(764)
Surplus on revaluation, net of deferred tax (notes 16 and 38)	406	–	–	–	406
Employee share-based payments	–	–	1	–	1
Profit for the year	–	–	–	8,364	8,364
Balance as at 31 December 2005	697	24	2	31,394	32,117

The fixed asset revaluation reserve was set up to deal with the surpluses or deficits arising from the revaluation of self-occupied land and buildings (note 2F(ii)).

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in note 2T(ii).

The employee share-based capital reserve comprises the fair value of share options granted which are yet to be exercised, as explained in accounting policy under note 2U(iv). The amount will either be transferred to the share premium account when the option is exercised, or be released directly to retained profits if the option is expired or forfeited.

The exchange reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign enterprises. The reserve is dealt with in accordance with the accounting policy set out in note 2CC.

Apart from retained profits, the other reserves are not available for distribution to shareholders because they do not constitute realised profits. In addition, the Company considers the cumulative surpluses on revaluation of investment properties, net of tax of HK$11,671 million *(2005: HK$9,874 million)* included in retained profits are non-distributable as they also do not constitute realised profits. As at 31 December 2006, the Company considers that the total amount of reserves available for distribution to equity shareholders amounted to HK$25,131 million *(2005: HK$21,520 million)*.

Included in the Group's retained profits as at 31 December 2006 is an amount of HK$93 million *(2005: HK$48 million)*, being the retained profits attributable to the non-controlled subsidiaries and associates.

41 Share-based payments

A Equity-settled share-based payments

The Group granted equity-settled share options to its Members of the Executive Directorate (except CEO) and certain employees under two share option schemes, the Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme. Details of the schemes are as follows:

(i) Pre-Global Offering Share Option Scheme

In connection with the Initial Public Offering ("IPO") and Stock Exchange listing of the Company's shares in October 2000, a Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") was established. Under the Pre-IPO Option Scheme, a total of 769 employees including all the Members of the Executive Directorate, except C K Chow, Lincoln K K Leong and Francois K K Lung who were appointed on 1 December 2003, 1 February 2002 and 26 September 2005 respectively, were granted on 20 September 2000 options to purchase an aggregate of 48,338,000 shares, representing 0.9% of the issued share capital of the Company as at 31 December 2006. The options carry an exercise price of HK$8.44 per share, which was equivalent to 90% of the IPO offer price of HK$9.38 per share. The options may be exercised prior to 11 September 2010, subject to the vesting provisions under the Scheme. As of 31 December 2006, all options granted under the Pre-IPO Option Scheme have been vested.

In 2006, a total of 4,094,000 previously vested share options have been exercised. The weighted average closing price in respect of the share options exercised during the year was HK$19.86 per share. In addition, no share options were lapsed as a result of the resignation of option holders during the year. As at 31 December 2006, total options to subscribe for 7,829,500 *(2005: 11,923,500)* shares remained outstanding.

As the options under Pre-IPO Option Scheme were granted before 7 November 2002, no share-based payment was required to be recognised in accordance with HKFRS 2 "Share-based payment".

(ii) New Joiners Share Option Scheme

In May 2002, the New Joiners Share Option Scheme (the "New Option Scheme") was adopted at the 2002 Annual General Meeting to provide share options to new members of the top and senior management of the Company who did not participate in the Pre-IPO Option Scheme. Under the Rules of the New Option Scheme, a maximum of 5,056,431 shares, which represent 0.1% of the issued share capital of the Company as at 31 December 2006, may be issued pursuant to the exercise of options granted under the New Option Scheme. Options granted will be evenly vested in respect of their underlying shares over a period of three years from the date on which the relevant option is offered. The exercise price of any option granted under the New Option Scheme is to be determined by the Company upon the offer of grant of the option and which should not be less than the greatest of (i) the average closing price of an MTR share for the five business days immediately preceding the day of offer of such option; (ii) the closing price of an MTR share on the day of offer of such option, which must be a business day; and (iii) the nominal value of an MTR share.

The following table summarises the outstanding share options granted under the New Option Scheme since inception:

Date of grant	Number of share options	Exercise price *HK$*	Exercisable period
1 August 2003	1,311,200	9.75	on or prior to 14 July 2013
13 September 2005	94,000	15.97	on or prior to 9 September 2015
23 September 2005	213,000	15.97	on or prior to 9 September 2015
12 January 2006	94,000	15.45	on or prior to 9 January 2016
31 March 2006	94,000	18.05	on or prior to 20 March 2016
12 May 2006	266,500	20.66	on or prior to 25 April 2016
12 May 2006	213,000	21.00	on or prior to 2 May 2016
15 May 2006	213,000	20.66	on or prior to 25 April 2016
4 July 2006	94,000	18.30	on or prior to 19 June 2016
5 October 2006	94,000	19.732	on or prior to 29 September 2016
17 November 2006	94,000	19.104	on or prior to 13 November 2016

41 Share-based payments *(continued)*

A Equity-settled share-based payments *(continued)*

During the year, the following share options lapsed in accordance with the terms of the New Option Scheme:

Date of grant	Number of share options	Exercise price *HK$*	Exercisable period
27 September 2005	1,066,000	15.75	on or prior to 26 September 2015
17 October 2005	94,000	16.05	on or prior to 6 October 2015
23 March 2006	94,000	18.05	on or prior to 20 March 2016

Movements in the number of share options outstanding and their related weighted average exercise prices were as follows:

	2006		2005	
	Number of options	Weighted average exercise price *HK$*	Number of options	Weighted average exercise price *HK$*
Outstanding at 1 January	**2,910,700**	**12.81**	1,561,200	9.75
Granted during the year	**1,256,500**	**19.57**	1,467,000	15.82
Exercised during the year	**(132,500)**	**9.75**	(117,500)	9.75
Lapsed during the year	**(1,254,000)**	**15.94**	–	–
Outstanding at 31 December	**2,780,700**	**14.60**	2,910,700	12.81
Exercisable at 31 December	**1,413,700**	**10.20**	924,500	9.75

The weighted average closing price in respect of the share options exercised during the year was HK$20.43 *(2005: HK$15.21)*.

Share options outstanding at 31 December 2006 had the following exercise prices and remaining contractual lives:

	2006		2005	
Exercise price	Number of options	Remaining contractual life *years*	Number of options	Remaining contractual life *years*
HK$9.75	**1,311,200**	**6.53**	1,443,700	7.53
HK$15.97	**307,000**	**8.69**	307,000	9.69
HK$15.75	**–**	**–**	1,066,000	9.74
HK$16.05	**–**	**–**	94,000	9.76
HK$15.45	**94,000**	**9.02**	–	–
HK$18.05	**94,000**	**9.22**	–	–
HK$20.66	**479,500**	**9.32**	–	–
HK$21.00	**213,000**	**9.34**	–	–
HK$18.30	**94,000**	**9.47**	–	–
HK$19.732	**94,000**	**9.75**	–	–
HK$19.104	**94,000**	**9.87**	–	–
	2,780,700	**7.96**	2,910,700	8.64

41 Share-based payments *(continued)*

A Equity-settled share-based payments *(continued)*

According to the Black-Scholes pricing model, the fair values of options granted during the year ended 31 December 2006 were as follows:

	Inputs into the Black-Scholes pricing model						
Date of grant	Fair value of options granted *HK$*	Share price immediately before grant date *HK$*	Exercise price *HK$*	Expected volatility	Expected life *years*	Risk-free interest rate *%*	Expected dividend per share *HK$*
12 January 2006	**3.17**	**16.05**	**15.45**	**0.20**	**5**	**4.00**	**0.42**
31 March 2006	**3.28**	**17.65**	**18.05**	**0.20**	**5**	**4.47**	**0.42**
12 May 2006	**4.11**	**20.10**	**20.66**	**0.21**	**5**	**4.62**	**0.42**
12 May 2006	**3.99**	**20.10**	**21.00**	**0.21**	**5**	**4.62**	**0.42**
15 May 2006	**4.13**	**20.10**	**20.66**	**0.21**	**5**	**4.67**	**0.42**
4 July 2006	**4.19**	**18.70**	**18.30**	**0.21**	**5**	**4.73**	**0.42**
5 October 2006	**3.51**	**19.22**	**19.732**	**0.20**	**5**	**3.83**	**0.42**
17 November 2006	**3.70**	**19.12**	**19.104**	**0.21**	**5**	**3.81**	**0.42**

When computing fair values of the options granted, expected volatility was determined by calculating the historical volatility of the Group's share price over the previous 5 years and the expected life adopted was assumed to be the fifth year after granting of the options, with expected dividends based on historical dividends. In addition, vesting terms under the grants have been taken into account whilst no market conditions associated with the share option grants have been considered. Changes in the subjective input assumptions could materially affect the fair value estimate.

During the year ended 31 December 2006, the Group recognised total expenses of HK$3 million *(2005: HK$1 million)* related to equity-settled share-based payments.

B Cash-settled share-based payments

The CEO does not participate in the Company's two share option schemes. He was entitled to receive an equivalent value in cash of 700,000 shares on completion of his initial three-year contract on 30 November 2006. Pursuant to this contract and following the completion of the contract period, HK$13,396,600 was paid to the CEO on 1 December 2006 (at a price of HK$19.138 per share derived in accordance with the terms of the grant by reference to the average closing price of the Company's shares on the 20 business days immediately preceding 30 November 2006).

Following renewal of the CEO's contract for another three years expiring on 30 November 2009, he is entitled to receive an equivalent value in cash of 418,017 shares in the Company on completion of his new contract in 2009. As at 31 December 2006, an amount of HK$6.2 million *(2005: HK$4.3 million)* has been recorded as share-based payment expense for the year, including HK$0.2 million in respect of his entitlement accrued under the new contract. Fair value of the outstanding entitlement is calculated based on the closing price of the Company's shares at year-end date. As at 31 December 2006, the fair value of these shares was HK$19.56 per share *(2005: HK$15.25)*.

42 Retirement Schemes

The Company operates two occupational retirement schemes, the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme") and a top-up scheme, the MTR Corporation Limited Retention Bonus Scheme (the "RBS"). In addition, in accordance with the Mandatory Provident Fund ("MPF") Schemes Ordinance, the Company has set up an MPF Scheme on 1 December 2000 by participating in a master trust scheme provided by an independent MPF service provider. Employees eligible to join the Retirement Scheme can choose between the Retirement Scheme and the MPF Scheme while temporary employees are required to join the MPF Scheme.

The assets of these schemes are held under the terms of separate trust arrangements so that the assets are kept separate from those of the Company.

A Retirement Scheme

The Retirement Scheme was established under trust at the beginning of 1977. The Retirement Scheme contains both defined benefit and defined contribution elements. The Retirement Scheme was registered under the Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong) ("ORSO") with effect from 31 October 1994. On 3 July 2000, exemption was granted by the MPF Authority to maintain the Retirement Scheme and offer it as an alternative to the MPF Scheme.

The Retirement Scheme provides both a hybrid benefit section and a defined contribution benefit section, offering benefits on retirement, permanent disability, death and leaving service to its members. The hybrid benefit section provides benefits based on the greater of a multiple of final salary and accumulated contributions with investment returns. The defined contribution benefit section, which was implemented on 1 April 1999, is a member choice plan which provides retirement benefits based on accumulated contributions and investment returns only. Promotees who are promoted after 1 April 1999 can choose to join either the defined contribution benefit section or to remain in the hybrid benefit section. As the hybrid benefit section was closed to new entrants on 31 March 1999, staff joining the Company on or after 1 April 1999 who would be eligible to join the Retirement Scheme can choose to join either the defined contribution benefit section or, commencing 1 December 2000, the MPF Scheme.

(i) The hybrid benefit section

Members' contributions to the hybrid benefit section are based on a fixed percentage of basic salary. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation. At 31 December 2006, the total membership was 5,749 *(2005: 5,844)*. In 2006, members contributed HK$65 million *(2005: HK$65 million)* and the Company contributed HK$166 million *(2005: HK$165 million)* to the hybrid benefit section. The net asset value of the hybrid benefit section as at 31 December 2006 was HK$6,906 million *(2005: HK$5,899 million)*.

(ii) The defined contribution benefit section

Both members' and the Company's contributions to the defined contribution benefit section are based on fixed percentages of members' basic salary. As at 31 December 2006, the total membership under this section was 599 *(2005: 501)*. In 2006, total members' contributions were HK$9.9 million *(2005: HK$5.5 million)* and the total contribution from the Company was HK$20.3 million *(2005: HK$9.6 million)*. The net asset value as at 31 December 2006 was HK$141.7 million *(2005: HK$97.7 million)*.

According to the terms of the trust deed, forfeitures were transferred to the reserve account to be utilised at the discretion of the Company.

(iii) Actuarial valuations

Actuarial valuations are carried out annually in accordance with the ORSO. A full actuarial valuation of the Retirement Scheme, comprising both the hybrid and the defined contribution benefit sections, was carried out at 31 December 2006 by Towers, Perrin, Forster & Crosby, Inc., an independent firm of consulting actuaries, using the Attained Age Method. The principal actuarial assumptions used included a long-term rate of investment return net of salary increases of 2.0% *(2005: 2.0%)* per annum, together with appropriate allowances for expected rates of mortality, turnover, redundancy and retirement and an adjustment for salary increases expected over the short term. The actuary confirmed that, at the valuation date:

(a) the Scheme was solvent, with assets more than adequate to cover the aggregate value of members' vested benefits had all members left the Scheme; and

(b) the value of the Scheme's assets was more than sufficient to cover the aggregate past service liability on the assumption that the Scheme continued in force. The corresponding funding level was 116%.

42 Retirement Schemes *(continued)*

B RBS

The RBS was established under trust as of 1 January 1995. The RBS is a defined benefit scheme and applies to all employees classified by the Company as staff working on designated projects and who are not on gratuity terms. The RBS provides for benefits to be payable only in the event of redundancy for accrued service up to 31 December 2002. The RBS was registered under the Occupational Retirement Schemes Ordinance with effect from 1 December 1995. As at 31 December 2006, there were 358 members *(2005: 366)* under the RBS.

The RBS is non-contributory for members. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation and are charged as part of the staff costs to various projects on the basis of the amount contributed. During 2005 and 2006, the Company was not required to make any contributions to the Scheme. The net asset value of the RBS as at 31 December 2006 was HK$12 million *(2005: HK$13 million)*.

Actuarial valuations are carried out annually. A full actuarial valuation of the RBS was carried out at 31 December 2006 by Towers, Perrin, Forster & Crosby, Inc. using the Attained Age Method. The principal actuarial assumptions used included an expected weighted rate of investment return net of salary increases, of approximately -1.25% *(2005: -1.35%)* per annum, together with appropriate allowance for expected rates of redundancy. The actuary confirmed that, at the valuation date:

(a) due to the nature of the RBS which provides for benefits only on redundancy, there was no aggregate vested liability, and thus the RBS was technically solvent; and

(b) the value of the RBS assets, together with the future contributions recommended by the actuary and to be adopted by the Company, would be sufficient to meet the liabilities of the RBS on an on-going basis.

C MPF Scheme

Effective from the MPF commencement date of 1 December 2000, the Company joined The Bank Consortium MPF Plan which has been registered with the Mandatory Provident Fund Schemes Authority and authorised by the Securities and Futures Commission. As at 31 December 2006, the total number of employees of the Company participating in the MPF Scheme was 726 *(2005: 520)*. In 2006, total members' contributions were HK$2.7 million *(2005: HK$1.5 million)* and total contribution from the Company was HK$3.0 million *(2005: HK$1.9 million)*.

43 Defined benefit retirement plan obligations

The Group makes contributions to two defined benefit plans that provide benefits for employees upon retirement or termination of services for other reasons (note 42). The movements in respect of these defined benefit plans during the year are summarised as follows:

A The amounts recognised in the balance sheets are as follows:

The Group and The Company

in HK$ million	Retirement Scheme 2006	RBS 2006	Total 2006	Retirement Scheme 2005	RBS 2005	Total 2005
Present value of funded obligations	**7,311**	**3**	**7,314**	5,974	7	5,981
Fair value of plan assets	**(6,906)**	**(12)**	**(6,918)**	(5,899)	(13)	(5,912)
Net unrecognised actuarial gains/(losses)	**(520)**	**5**	**(515)**	(172)	2	(170)
Net asset	**(115)**	**(4)**	**(119)**	(97)	(4)	(101)

A portion of the above asset is expected to be recovered after more than one year. However, it is not practicable to segregate this amount from the amounts receivable in the next twelve months, as future contributions will also relate to future services rendered and future changes in actuarial assumptions and market conditions. The Group expects to pay HK$151 million in contribution to the Retirement Scheme in 2007.

B Plan assets consist of the following:

The Group and The Company

in HK$ million	Retirement Scheme 2006	RBS 2006	Total 2006	Retirement Scheme 2005	RBS 2005	Total 2005
Equity securities	**3,623**	**–**	**3,623**	3,245	–	3,245
Bonds	**3,128**	**–**	**3,128**	2,531	–	2,531
Cash	**198**	**12**	**210**	158	13	171
	6,949	**12**	**6,961**	5,934	13	5,947
Voluntary units	**(43)**	**–**	**(43)**	(35)	–	(35)
	6,906	**12**	**6,918**	5,899	13	5,912

Included in the plan assets are investments in the Company's ordinary shares and debt securities of HK$1 million *(2005: HK$1 million)* and HK$13 million *(2005: HK$10 million)* respectively.

C Movements in the present value of the defined benefit obligations

The Group and The Company

in HK$ million	Retirement Scheme 2006	RBS 2006	Total 2006	Retirement Scheme 2005	RBS 2005	Total 2005
At 1 January	**5,974**	**7**	**5,981**	5,456	7	5,463
Members' contributions paid to the Schemes	**65**	**–**	**65**	65	–	65
Benefits paid by the Schemes	**(91)**	**(1)**	**(92)**	(141)	(1)	(142)
Current service cost	**253**	**–**	**253**	261	–	261
Interest cost	**251**	**–**	**251**	230	–	230
Actuarial (gains)/losses	**859**	**(3)**	**856**	103	1	104
At 31 December	**7,311**	**3**	**7,314**	5,974	7	5,981

43 Defined benefit retirement plan obligations *(continued)*

D Movements in plan assets

The Group and The Company

in HK$ million	Retirement Scheme **2006**	RBS **2006**	Total **2006**	Retirement Scheme 2005	RBS 2005	Total 2005
At 1 January	**5,899**	**13**	**5,912**	5,365	14	5,379
Group's contributions paid to the Schemes	**166**	**-**	**166**	165	-	165
Members' contributions paid to the Schemes	**65**	**-**	**65**	65	-	65
Benefits paid by the Schemes	**(91)**	**(1)**	**(92)**	(141)	(1)	(142)
Expected return on plan assets	**357**	**-**	**357**	326	-	326
Actuarial gains/(losses)	**510**	**-**	**510**	119	-	119
At 31 December	**6,906**	**12**	**6,918**	5,899	13	5,912

E Expense recognised in the consolidated profit and loss account is as follows:

in HK$ million	Retirement Scheme **2006**	RBS **2006**	Total **2006**	Retirement Scheme 2005	RBS 2005	Total 2005
Current service cost	**253**	**-**	**253**	261	-	261
Interest cost	**251**	**-**	**251**	230	-	230
Expected return on plan assets	**(357)**	**-**	**(357)**	(326)	-	(326)
Net actuarial (gain)/loss recognised	**-**	**(1)**	**(1)**	-	(3)	(3)
Expense recognised	**147**	**(1)**	**146**	165	(3)	162
Less: Amount capitalised	**24**	**(1)**	**23**	31	(3)	28
	123	**-**	**123**	134	-	134

The retirement expense is recognised under staff costs and related expenses in the consolidated profit and loss account.

F Actual return on plan assets

in HK$ million	**2006**	2005
MTRCL Retirement Scheme	**867**	445
MTRCL Retention Bonus Scheme	**-**	-

43 Defined benefit retirement plan obligations *(continued)*

G The principal actuarial assumptions used as at 31 December 2006 (expressed as weighted average) are as follows:

	Retirement Scheme 2006	RBS 2006	Retirement Scheme 2005	RBS 2005
Discount rate at 31 December	**3.75%**	**3.50%**	4.25%	4.00%
Expected rate of return on plan assets	**6.00%**	**2.75%**	6.00%	2.25%
Future salary increases	**4.00%**	**4.00%**	4.00%	3.60%

The expected long-term rate of return on plan assets have been determined after taking into account actual experience, expected investment volatility and inflation in the long-term. Furthermore, it is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The amount is based exclusively on historical returns, without adjustments.

H Historical information

The Group and The Company

	Retirement Scheme				
in HK$ million	**2006**	2005	2004	2003	2002
Present value of funded obligations	**7,311**	5,974	5,456	4,277	3,775
Fair value of plan assets	**6,906**	5,899	5,365	4,638	3,768
Surplus/(Deficits) in the Scheme	**(405)**	(75)	(91)	361	(7)
Experience adjustments arising on plan liabilities – gain/(loss)	**(464)**	(98)	(154)	(178)	(500)
Experience adjustments arising on plan assets – gain/(loss)	**510**	119	243	560	288

	RBS				
in HK$ million	**2006**	2005	2004	2003	2002
Present value of funded obligations	**3**	7	7	14	31
Fair value of plan assets	**12**	13	14	14	23
Surplus/(Deficits) in the Scheme	**9**	6	7	–	(8)
Experience adjustments arising on plan liabilities – gain/(loss)	**3**	(2)	5	7	(4)
Experience adjustments arising on plan assets – gain/(loss)	**–**	–	–	–	–

44 Interests in jointly controlled operations

The Group has the following jointly controlled operations in respect of its awarded property development projects as at 31 December 2006.

Location/ development package	Land use	Total gross floor area (sq. m.)	Actual or expected date of completion of construction works*
Hong Kong Station	Office / Retail / Hotel	415,894	Completed by phases from 1998 – 2005
Kowloon Station			
Package One	Residential	147,547	Completed in 2000
Package Two	Residential	210,319	Completed by phases from 2002 – 2003
Package Three	Residential / Cross Border Bus Terminus	105,113	Completed in 2005
Package Four	Residential	128,845	Completed in 2003
Package Five, Six and Seven	Residential / Office / Retail / Hotel / Serviced Apartment / Kindergarten	504,350	By phases from 2006 – 2010
Olympic Station			
Package One	Residential / Office / Retail / Indoor Sports Hall	309,069	Completed in 2000
Package Two	Residential / Retail / Market	268,650	Completed in 2001
Package Three	Residential / Kindergarten	104,452	Completed in 2006
Tsing Yi Station	Residential / Retail / Kindergarten	292,795	Completed in 1999
Tung Chung Station			
Package One	Residential / Office / Retail / Hotel / Kindergarten	361,531	Completed by phases from 1999 – 2005
Package Two	Residential / Retail / Kindergarten	255,949	By phases from 2002 – 2007
Package Three	Residential / Retail / Wet Market / Kindergarten	413,154	By phases from 2002 – 2008
Hang Hau Station	Residential / Retail	142,152	Completed in 2004
Tiu Keng Leng Station	Residential / Retail	253,765	By phases from 2006 – 2007
Tseung Kwan O Station			
Area 55b	Residential / Retail	96,797	Completed in 2006
Area 57a	Residential / Retail	29,642	Completed in 2005
Tseung Kwan O South Station			
Area 86 Package One	Residential / Retail / Residential Care Home for the Elderly	139,840	2008
Area 86 Package Two	Residential / Kindergarten	310,496	By phases from 2009 – 2010
Choi Hung Park-and-Ride	Residential / Retail	21,538	Completed in 2005

* Completion based on issuance of occupation permit

The Group's assets held in relation to these joint venture operations include various site foundation works and related staff and overhead costs. The costs incurred by the Group on each development package are set off against any up-front payments received from developers in relation to that development package, and the balance is shown on the balance sheet either as property development in progress or deferred income (note 18) as the case may be. As at 31 December 2006, total property development in progress in respect of these jointly controlled operations was HK$2,028 million *(2005: HK$1,087 million)* and total deferred income was HK$1,562 million *(2005: HK$3,458 million)*.

During the year ended 31 December 2006, profits of HK$5,817 million *(2005: HK$6,145 million)* were recognised (note 7).

45 Material related party transactions

The Financial Secretary Incorporated, which holds approximately 76.6% of the Company's issued share capital on trust for the Government of the Hong Kong SAR, is the majority shareholder of the Company. Transactions between the Group and Government departments, agencies or Government controlled entities, other than those transactions such as the payment of fees, taxes, leases and rates, etc. that arise in the normal dealings between the Government and the Group, are considered to be related party transactions pursuant to HKAS 24 "Related party disclosures" and are identified separately in these accounts.

Members of the Board and Members of the Executive Directorate, and parties related to them including their close family members, are also considered to be related parties of the Group. Transactions with these parties, except for those involving a Member of the Board or his related parties where the relevant Member abstains from voting, are separately disclosed in the accounts.

Major related party transactions entered into by the Group in prior years which are still relevant for the current year include:

A The Company entered into the Airport Railway Agreement with the Government on 5 July 1995 for the construction of the Airport Railway. In addition to specifying the parameters for the design, construction and operation of the Tung Chung and Airport Express Lines, the Agreement also included provisions for the granting of land to the Company for property development (note 18).

B The Company entered into the TKE Project Agreement with the Government on 4 November 1998 for the design, construction, financing and operation of the Tseung Kwan O Extension and the granting of land for commercial and residential property developments along the railway extension.

C On 30 June 2000, the Appointed Day for the purposes of the Mass Transit Railway Ordinance, the Company was granted a franchise, for an initial period of 50 years, to operate the existing mass transit railway, and to operate and construct any extension to the railway. On the same day, the Company entered into an Operating Agreement ("OA") with the Government which detailed provisions for the design, construction, maintenance and operation of the railway under the franchise. Pursuant to the terms of the OA, the Company's franchise will be extended for further periods of 50 years upon satisfying certain capital expenditure requirements at no payment and without any change in the terms of the franchise. The OA also provides that upon extension of the franchise and subject to the Government's prevailing land policy on the date on which the franchise is extended, certain consequential amendments will be made to agreements between the Government and the Company in relation to the mass transit railway, including the renewal of various railway running line leases and land leases at nominal cost.

D On 14 July 2000, the Company received a comfort letter from the Government pursuant to which Government agreed to extend the period of certain of the Company's land interests so that they are coterminous with the Company's initial 50-year franchise.

E On 24 July 2002, the Company entered into an agreement with the Government specifying the parameters for the design, construction, financing and operation of the Disneyland Resort Line ("DRL"). In connection with the financing of the DRL Project, the Government agreed to provide financial support through the Government waivers of its entitlement to cash dividends in respect of its shareholding. Such committed financial support has been met in 2004. The DRL was completed in June 2005 and commenced operation on 1 August 2005.

F On 19 November 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, the Tung Chung Cable Car System together with a Theme Village at Ngong Ping on the Lantau Island under a franchise granted by the Government for a period of 30 years commencing on 24 December 2003. The project was completed during the year with operation commenced on 18 September 2006. Details of the project are set out in note 17B.

45 Material related party transactions *(continued)*

G On 24 January 2005, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site F of Tseung Kwan O Town Lot No. 70, Area 86, at an assessed land premium of HK$2,319 million together with other ancillary terms and conditions as specified in the modification letter to be entered into between the Company and the Government. Upon award of the development package on 8 February 2005, the agreed land premium, of which one-half or HK$1,160 million was paid by the Company, was settled.

H On 18 July 2005, the Company entered into a project agreement with the Airport Authority for the procurement of MTR station extension works and related railway facilities to serve the SkyPlaza currently under construction at the Hong Kong International Airport. Details of the project are described in note 17C.

During the year, the Group has had the following material related party transactions:

I In connection with the construction of various railway projects, certain essential project works are embedded within the infrastructure works to be undertaken by the Government or certain of its related parties. These works have been entrusted to the Government and its related parties and are payable on an actual cost basis according to architectural certifications. The Government and certain of its related parties, on the other hand, have entered into entrustment agreements with the Company for the construction of various other infrastructure works that are also reimbursable according to actual costs certified. Details of the amounts paid and the amounts receivable and payable as at 31 December 2006 are provided in notes 17, 31 and 36 respectively.

J The Company has business transactions with its non-controlled subsidiaries in the normal course of operations, details of which are disclosed in note 21.

K The Group has paid remuneration to the Members of the Board and Members of the Executive Directorate. Details of these transactions are described in note 6A. In addition, the Members of the Executive Directorate were granted share options under the Company's Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme. Details of the terms of these directors' options are disclosed in note 6B and under the paragraph "Board Members' and Executive Directorate's Interests in Shares" of the Report of the Members of the Board. Their gross remuneration charged to the profit and loss account is summarised as follows:

in HK$ million	**2006**	2005
Short-term employee benefits	**44.5**	42.3
Post-employment benefits	**2.4**	2.2
Equity compensation benefits	**6.5**	5.2
	53.4	49.7

The above remuneration is included in staff costs and related expenses.

L During the year, the following dividends were paid to the Government:

in HK$ million	**2006**	2005
Cash dividends paid	**777**	760
Shares allotted in respect of scrip dividends	**990**	978
	1,767	1,738

46 Commitments

A Capital commitments

(i) Outstanding capital commitments as at 31 December 2006 not provided for in the accounts were as follows:

The Group

in HK$ million	Railway operations	Railway extension projects	Property projects and management	Overseas project	Total
2006					
Authorised but not yet contracted for	**476**	**–**	**428**	**5**	**909**
Authorised and contracted for	**353**	**325**	**676**	**72**	**1,426**
	829	**325**	**1,104**	**77**	**2,335**
2005					
Authorised but not yet contracted for	543	–	408	8	959
Authorised and contracted for	598	67	1,336	97	2,098
	1,141	67	1,744	105	3,057

The Company

in HK$ million	Railway operations	Railway extension projects	Property projects and management	Total
2006				
Authorised but not yet contracted for	**476**	**–**	**428**	**904**
Authorised and contracted for	**353**	**325**	**676**	**1,354**
	829	**325**	**1,104**	**2,258**
2005				
Authorised but not yet contracted for	543	–	408	951
Authorised and contracted for	598	67	1,336	2,001
	1,141	67	1,744	2,952

Included in the amounts authorised but not yet contracted for are costs that will not be subject to capital contracts such as staff costs, overhead expenses and capitalised interest.

(ii) The commitments under railway operations comprise the following:

The Group and The Company

in HK$ million	Improvement and enhancement works	Acquisition of property, plant and equipment	Total
2006			
Authorised but not yet contracted for	**454**	**22**	**476**
Authorised and contracted for	**349**	**4**	**353**
	803	**26**	**829**
2005			
Authorised but not yet contracted for	479	64	543
Authorised and contracted for	259	339	598
	738	403	1,141

46 Commitments *(continued)*

B Operating lease commitments

The Group had operating leases on office buildings, staff quarters and a shopping centre in Beijing as at 31 December 2006. The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group		The Company	
in HK$ million	**2006**	2005	**2006**	2005
Payable within one year	**53**	8	**5**	8
Payable after one but within five years	**250**	3	**5**	3
	303	11	**10**	11

The above includes HK$2 million *(2005: HK$1 million)* in respect of the office accommodation and quarters for construction project staff, majority of which are subject to rent reviews. The Group has the right to acquire the shopping centre in Beijing at a pre-determined price during the first five years of the lease term, which commenced from April 2006, or release its obligation as a tenant by making a compensation to the landlord upon expiry of the fifth year.

C Liabilities and commitments in respect of property management contracts

The Group has, over the years, jointly developed with outside property developers certain properties above or adjacent to railway depots and stations. Under most of the development agreements, the Group retained the right to manage these properties after their completion. The Group, as manager of these properties, enters into services contracts with outside contractors for the provision of security, cleaning, maintenance and other services on behalf of the managed properties. The Group is primarily responsible for these contracts, but any contract costs incurred will be reimbursed by the owners and tenants of the managed properties from the management funds as soon as they are paid.

As at 31 December 2006, the Group had total outstanding liabilities and contractual commitments of HK$773 million *(2005: HK$619 million)* in respect of these works and services. Cash funds totalling HK$788 million *(2005: HK$695 million)* obtained through monthly payments of management service charges from the managed properties are held by the Group on behalf of those properties for settlement of works and services provided.

D Material financial guarantee contracts

The Company provides guarantees to investors of debt securities issued by one of its subsidiaries, MTR Corporation (C.I.) Limited (note 33D), which amounted to approximately HK$11,515 million as at 31 December 2006. Proceeds from such debts issued have been on lent to the Company. As such, the primary liabilities have already been recorded in the Company's balance sheet.

47 Investments in China

A Investment in Line 4 of Shenzhen Metro System ("Shenzhen Line 4")

In January 2004, the Group entered into an Agreement in Principle for a Build-Operate-Transfer ("BOT") project with the Shenzhen Municipal People's Government in respect of the construction of Phase 2 of Shenzhen Line 4 of the proposed Shenzhen Metro System and the operation of the entire line for a term of 30 years. In May 2005, the Group and the Shenzhen Municipal People's Government initialed the project Concession Agreement. The project is subject to approval from the Central Government.

Shenzhen Line 4 is a 21-kilometre urban railway running from Huanggang to Longhua New Town in Shenzhen, forming the major north-south railway corridor of the Shenzhen Special Economic Zone. Upon completion of Phase 2 of Shenzhen Line 4, both Phases 1 and 2 will be operated by the Company's subsidiary established in Shenzhen. Total investment of the project is estimated at RMB 6.0 billion (HK$6.0 billion) which will be financed by equity capital contributed by the Group of RMB 2.4 billion (HK$2.4 billion) and the balance by non-recourse bank loans in RMB. The project will be implemented with associated property developments comprising 2.9 million square metres of commercial and residential space along the railway.

Preparatory work including design and tendering is in progress. As of 31 December 2006, costs of HK$282 million *(2005: HK$166 million)* incurred for the project have been capitalised as deferred expenditure and the Group had other contract commitments totalling HK$77 million *(2005: HK$105 million)* in relation to this project.

B Investment in Beijing Metro Line 4 Project ("Beijing Line 4")

In December 2004, an Agreement in Principle was entered into between the Group, Beijing Infrastructure Investment Co. Ltd ("BIIC") and Beijing Capital Group ("BCG"), both are subsidiaries of the Beijing Municipal People's Government, to form a public-private partnership company ("PPP") for the investment in the Beijing Line 4 project, which involves the investment, construction and operation of the line for a term of 30 years. In September 2005, approval from the Central Government for the project was obtained and the PPP, Beijing MTR Corporation Limited, completed all registration requirements and obtained its business license in January 2006. In April 2006, Concession Agreement with the Beijing Municipal People's Government was signed.

Beijing Line 4 is a 29-kilometre underground metro line running from Majialou Station to Longbeicun Station, forming a main north-south traffic artery of Beijing. The total investment for the Beijing Line 4 project is estimated at RMB 15.3 billion (HK$15.2 billion), of which 70% will be borne by the Beijing Municipal People's Government to finance mainly land acquisition and civil construction. Total investment by the PPP is RMB 4.6 billion (HK$4.6 billion), contributing to 30% of the total investment in the project to finance mainly the electrical and mechanical systems and rolling stock. Both the Group and BCG each owns 49% interests of the PPP whilst BIIC owns the remaining 2% interest. The PPP is to operate and be responsible for maintenance of Beijing Line 4 for a term of 30 years. The PPP has a registered capital of RMB 1.4 billion (HK$1.4 billion), of which RMB 676 million (HK$673 million) will be contributed and owned by the Group. As of 31 December 2006, the Group has made an equity contribution of HK$100 million, representing about 15% of the registered capital committed by the Group. Apart from equity, the PPP's investment is financed by non-recourse bank loans provided by Industrial and Commercial Bank of China and China Development Bank.

Following signing of the Concession Agreement, tenders for the provision of trains and related electrical and mechanical systems have commenced. As at 31 December 2006, a total of 41 contracts including rolling stock, signaling and automatic fare collection system have been awarded. As at the same date, the PPP has total outstanding capital commitments amounting to approximately RMB 1.9 billion (HK$1.9 billion) *(2005: nil)* in respect of the contracts awarded.

48 Post balance sheet events

A On 15 February 2007, the Company has accepted a tender from Lansmart Limited, a subsidiary of Sun Hung Kai Properties Limited to carry out the development in Tseung Kwan O Area 56 ("Area 56 Development"). It is proposed that such development will be a mixed-use development comprising residential, commercial, hotel and office with maximum gross floor area of 168,537 square metres.

On 26 February 2007, the Company accepted an offer from the Government to proceed with the Area 56 Development at an assessed land premium of HK$3,345 million, to be funded by Lansmart Limited. Details of which are set out in the section "Land Agreements" of the Report of the Members of the Board.

B On 28 February 2007, the new departure platform connecting the Airport Express with SkyPlaza, the second terminal of the Hong Kong International Airport, commenced operation upon opening of the SkyPlaza on the same day. The final cost to complete the SkyPlaza Platform Project is expected to be within the original budget of HK$0.1 billion.

49 Accounting estimates and judgements

A Key sources of accounting estimates and estimation uncertainty include the following:

(i) Estimated useful life and depreciation of property, plant and equipment

The Group estimates the useful lives of the various categories of property, plant and equipment on the basis of their design lives, planned asset maintenance programme and actual usage experience. Depreciation is calculated using the straight-line method at rates sufficient to write off their cost or valuation over their estimated useful lives (note 2H).

(ii) Impairment of long-lived assets

The Group reviews its long-lived assets for indications of impairment at each balance sheet date according to accounting polices set out in note 2G(ii). In analysing potential impairments identified, the Group uses projections of future cash flows from the assets based on management's assignment of a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(iii) Pension costs

The Group employs independent valuation professionals to conduct annual assessment of the actuarial position of the Group's retirement plans. The determination of the Group's obligation and expense for the defined benefit element of these plans is dependent on certain assumptions and factors provided by the Company, which are disclosed in notes 42A(iii) and 42B.

(iv) Revenue recognition on property development

Recognition of property development profits requires management's estimation of the final project costs upon completion and, in the case of property distribution-in-kind, the properties' fair value upon recognition. The Company takes into account independent qualified surveyors report, past experience on sales and marketing costs, as well as the prevailing market conditions when estimating final project costs on completion, and bases on professionally qualified valuers' reports in determining the estimated fair value of property distribution-in-kind.

(v) Properties held for sale

The Group values unsold properties at the lower of their costs or net realisable values (note 26) at the balance sheet date. In ascertaining the properties' net realisable values, which are represented by the estimated selling prices less costs to be incurred in relation to the sales, the Group employs independent valuation professionals to assess the properties' estimated selling prices, and makes estimations on further selling and property holding costs to be incurred based on past experience and with reference to general market practice.

(vi) Interest-free loan to a property developer

The Group estimated the fair value of the interest-free loan to a developer at its present value discounted at the prevailing market rates of interest at inception.

(vii) Valuation of investment properties

The valuation of investment properties requires management's input of various assumptions and factors relevant to the valuation. The Group conducts annual revaluation of its investment properties by independent professionally qualified valuers based on these assumptions agreed with the valuers prior to adoption.

(viii) Franchise

The current franchise under which the Group is operating allows it to run the mass transit railway system until 30 June 2050. Pursuant to the terms stipulated in the Operating Agreement with the Government, the Company considers that it has the legal right to extend the franchise for further periods of 50 years upon expiry of each franchise term (note 45C). The Group's depreciation policies (note 2H) in respect of certain assets' lives which extend beyond 2050 are on this basis.

(ix) Income tax

Certain treatments adopted by the Company in its tax returns in the past years are yet to be finalised with the Hong Kong Inland Revenue Department. In assessing the Company's income tax and deferred taxation in the 2006 accounts, the Company has followed the tax treatments it has adopted in those tax returns, which may be different from the final outcome in due course.

(x) Project provisions

The Group establishes project provisions for the settlement of estimated claims that may arise due to time delays, additional costs or other unforeseen circumstances common to major construction contracts. The claims provisions are estimated based on an assessment of the Group's liabilities under each contract by professionally qualified personnel, which may differ from the actual claims settlement.

(xi) Deferred expenditure

As disclosed in note 2I(i), the Group capitalises proposed railway project costs in deferred expenditure when the projects are at a detailed study stage and having been approved in principle by the Members of the Board. Such decision involves the Board's judgement on the outcome of the proposed project.

(xii) Fair value of derivatives and other financial instruments

In determining the fair value of financial instruments, the Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. For financial instruments that are not traded in active markets, the fair values were based on the discounted cash flows method which discounts the future contractual cash flows at the current market interest or foreign exchange rates, as applicable, for similar financial instruments that were available to the Group at the time.

49 Accounting estimates and judgements *(continued)*

B Critical accounting judgements in applying the Group's accounting policies

(i) Provisions and contingent liabilities

The Group recognises provisions for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as contingent liability. As at 31 December 2006, the Group considered that it had no disclosable contingent liabilities as there were neither pending litigations nor events with potential obligation which were probable to result in material outflow of economic benefits to the Group.

(ii) Non-controlled subsidiaries

The Company regards Octopus Holdings Limited and its subsidiaries (the "OHL Group") as non-controlled subsidiaries. In determining whether the Group has control over these subsidiaries, the Company has taken into account its voting right conferred to it under the Shareholder's Agreement of OHL and the effective influence it may exercise over the decision of OHL's Board. Throughout the year ended 31 December 2006, the Group considered that its voting right in the OHL Group has been maintained at 49% despite an equity interest of 57.4%. As such, the OHL Group of companies were accounted for as non-controlled subsidiaries in the Group's accounts.

50 Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ended 31 December 2006

The HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2006 and which have not been adopted in these accounts. The Group considered that the following new standards will apply to its accounts in future.

	Effective for accounting periods beginning on or after
HKFRS 7 "Financial Instruments: Disclosures"	1 January 2007
Amendment to HKAS 1 "Presentation of Financial Statements" – Capital Disclosures	1 January 2007
HK(IFRIC) Interpretation 12 "Service Concession Arrangements"	1 January 2008

So far it has concluded that the adoption of HKFRS 7 and Amendment to HKAS 1 is unlikely to have a significant impact on the Group's results of operations and financial position apart from additional new or amended disclosure and changes in presentation in the accounts. The adoption of HK(IFRIC) Interpretation 12, which prescribes the accounting treatments for service concession arrangements in respect of infrastructure for public services, is currently not considered to have an effect but may have an impact to the Group's future operations. The Group is carrying out an assessment to identify the likely implications this new Interpretation may have on the its accounts should service concession arrangements be entered into in future.

51 Proposed merger with Kowloon-Canton Railway Corporation

On 11 April 2006, the Company signed a non-binding Memorandum of Understanding ("MOU") with the Government, setting out the terms for the proposed merger of the operations of the Company and the Kowloon-Canton Railway Corporation ("KCRC"), together with the acquisition of a property package.

According to the MOU, the Company will make an upfront payment of HK$4.25 billion for the grant of a Service Concession in respect of the right to access and use the concession properties to provide the KCRC services, and as consideration for certain rail assets purchased from KCRC, HK$7.79 billion to acquire the property package comprising development rights, investment properties and property management rights, and an annual fixed payment of HK$0.75 billion plus annual variable payment based on revenues generated from KCRC's rail and rail-related operations over the life of the Service Concession. No variable annual payment will be payable in respect of the first 36 months. The merger proposal must go through a legislative and shareholder approval process. In July 2006, the Rail Merger Bill (the "Bill") was introduced into the Legislative Council to undergo a deliberation and debate process. As of the date of this report, such process is still in progress. If the Bill is passed by the Legislative Council, the proposed merger transaction will be presented to the Company's minority shareholders for approval.

52 Approval of accounts

The accounts were approved by the Board on 13 March 2007.

Glossary

Articles of Association	The articles of association of the Company
Board	The board of directors of the Company
Company or MTR Corporation or MTR	MTR Corporation Limited (地鐵有限公司), a company which was incorporated under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) on 26 April 2000
Computershare	Computershare Hong Kong Investor Services Limited
Customer Service Pledge	Annually published performance targets in accordance with the Operating Agreement
Debt-to-equity Ratio	Loans, obligations under finance leases and bank overdrafts as a percentage of the total equity attributable to equity shareholders of the Company
Director and Member of the Board	A member of the Board
FSI	The Financial Secretary Incorporated, a corporation solely established under the Financial Secretary Incorporation Ordinance (Chapter 1015 of the Laws of Hong Kong)
Government	The Government of the Hong Kong SAR
Group	The Company and its subsidiaries
HKSE or Stock Exchange	The Stock Exchange of Hong Kong Limited
Hong Kong or Hong Kong SAR or HKSAR	The Hong Kong Special Administrative Region of the People's Republic of China
Interest Cover	Operating profit before depreciation divided by gross interest and finance charges before capitalisation and interest income from loan to a property developer
KCRC	Kowloon-Canton Railway Corporation
Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange
MTR Ordinance	The Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)
MTR Lines	Collective name for the Kwun Tong Line, Tsuen Wan Line, Island Line, Tung Chung Line, Tseung Kwan O Line and Disneyland Resort Line
Net Debt-to-equity Ratio	Loans, obligations under finance leases and bank overdrafts net of cash and cash equivalents in the balance sheet as a percentage of the total equity attributable to equity shareholders of the Company
Operating Agreement	The agreement entered into by the Company and the Secretary for Transport for and on behalf of the Government on 30 June, 2000 for the operation of the Mass Transit Railway
Operating Margin	Operating profit from railway and related businesses before depreciation as a percentage of turnover
Ordinary Shares	Ordinary shares of HK$1.00 each in the capital of the Company
Return on Average Equity Attributable to Equity Shareholders	Profit attributable to equity shareholders of the Company as a percentage of the average of the beginning and closing total equity attributable to equity shareholders of the Company of the period
SEC	The U.S. Securities and Exchange Commission
Service Quality Index	A measure of customer satisfaction for the services provided by MTR Lines and Airport Express based on the service attributes (excluding fares) weighted by the corresponding importance from the customer research

Shareholder services

Any matters relating to your shareholding, such as transfer of shares, change of name or address, and loss of share certificates should be addressed in writing to the Registrar: Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

Telephone: +852 2862 8628 Facsimile: +852 2529 6087

Designed by Sedgwick Richardson Editorial by Consensus Limited

地鐵公司
MTR Corporation

MTR Corporation Limited
MTR Tower, Telford Plaza,
Kowloon Bay, Hong Kong
GPO Box 9916, Hong Kong
Telephone: +852 2993 2111
Facsimile: +852 2798 8822

www.mtr.com.hk

END

(Stock Code: 66)